UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-____

Pre-Effective Amendment No.	☐

Post-Effective Amendment No.	☐
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-04460

Amendment No. 154	☑

(Check appropriate box or boxes.)

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)
(Formerly Issued by Nationwide Life Insurance Company of America)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)                                                                                                                     (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering	As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered	Units of Interest in Individual Modified Premium Variable Life Insurance Policies

OPTIONS
Individual Modified Premium Variable Life Insurance Policy

Issued by
Nationwide Provident VLI Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the flexible premium adjustable survivorship variable life insurance policies (each a “Policy”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Policies; and the separate account that funds the benefits for your Policy, became a separate account of NLIC.  The Policies have thereby become variable life insurance policies funded by a separate account of NLIC, and each Policy Owner has become a Policy Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the May 1, 2009 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

1

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the disclosure under the “THE COMPANY, SEPARATE ACCOUNT AND FUNDS: Nationwide Life Insurance Company of America” heading:

The Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.

NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

Before January 1, 2010, the Policies were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

Delete the last paragraph under the “THE COMPANY, SEPARATE ACCOUNT AND FUNDS: Addition, Deletion, or Substitution of Investments: Deregistration of the Separate Account” heading.

The following replaces the disclosure under the “LEGAL PROCEEDINGS” heading:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the

2

class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

3

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty. Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the

4

Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United

5

States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

6

The following replaces the disclosure for Nationwide Variable Insurance Trust – NVIT Multi-Manager Small Company Fund: Class IV under the “APPENDIX B: PORTFOLIO INFORMATION” heading:

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.: Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

7

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated June 15, 2009 to
Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On or about June 11 2009, the Securities and Exchange Commission (the “SEC”) issued a public notice of Nationwide’s application for an Order permitting the substitution of shares of the underlying mutual funds in Column A (“Existing Funds”) below with shares of the underlying mutual funds in Column B (“Replacement Funds”) below.  Nationwide anticipates that the SEC will issue the Order on or about July 13, 2009.

Column A Existing Funds	Column B Replacement Funds
Neuberger Berman Advisers Management Trust—AMT Partners Portfolio: I Class	Nationwide Variable Insurance Trust—Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Initial Class	Nationwide Variable Insurance Trust—Gartmore NVIT Emerging Markets Fund: Class III
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Class R1	Nationwide Variable Insurance Trust—Gartmore NVIT Emerging Markets Fund: Class III

The Exchange Date established for the substitution will be August 14, 2009.

Prior to the Exchange Date.  From the current date until the Exchange Date, investors with allocations in the Existing Funds may transfer allocations to any other available underlying mutual fund, the fixed account (if available), and/or a Guaranteed Term Option (if available) in accordance with the policy.  During this period, any transfers from an Existing Fund will not be treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

On the Exchange Date.  At the close of business on the Exchange Date, any allocations that remain in the Existing Funds will be redeemed.  Such redemptions will then be used to purchase accumulation units/annuity units in the corresponding Replacement Funds.  All policy owners affected by the substitution will receive a written confirmation of the transaction.  The redemption/repurchase to effectuate the substitution will not be treated as a transfer for the purposes of daily transfer limitations.

After the Exchange Date.  Effective immediately following the Exchange Date, the Existing Funds will no longer be available as investment options in the policy.  Additionally, from the Exchange Date through September 14, 2009, policy owners may reallocate amounts that were substituted into the Replacement Funds to any other available underlying mutual fund, the fixed account (if applicable), and/or a Guaranteed Term Option (if available) without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

For further information or forms, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215

1-800-688-5177

TDD: 1-800-238-3035

Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated July 27, 2009 to
Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On July 8, 2009, the Securities and Exchange Commission (the “SEC”) approved Nationwide’s application for an Order permitting the substitution of shares of the underlying mutual fund in Column A (“Existing Fund”) below with shares of the underlying mutual fund in Column B (“Replacement Fund”) below.

Column A Existing Fund	Column B Replacement Fund
Neuberger Berman Advisers Management Trust—AMT Partners Portfolio: I Class	Nationwide Variable Insurance Trust—Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I

The Exchange Date established for the substitution will be August 14, 2009.

The following underlying mutual funds were scheduled to be a part of this substitution, but have been removed.  Any assets allocated to these underlying mutual funds will remain so allocated until the contract owner directs a transfer.

Funds No Longer Part of the Substitution
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Insurance Trust—Worldwide Emerging Markets Fund: Class R1

Prior to the Exchange Date.  From the current date until the Exchange Date, investors with allocations in the Existing Fund may transfer allocations to any other available underlying mutual fund, the fixed account (if available), and/or a Guaranteed Term Option (if available) in accordance with the policy.  During this period, any transfers from an Existing Fund will not be treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

On the Exchange Date.  At the close of business on the Exchange Date, any allocations that remain in the Existing Fund will be redeemed.  Such redemptions will then be used to purchase accumulation units/annuity units in the corresponding Replacement Fund.  All policy owners affected by the substitution will receive a written confirmation of the transaction.  The redemption/repurchase to effectuate the substitution will not be treated as a transfer for the purposes of daily transfer limitations.

After the Exchange Date.  Effective immediately following the Exchange Date, the Existing Fund will no longer be available as an investment option in the policy.  Additionally, from the Exchange Date through September 14, 2009, policy owners may reallocate amounts that were substituted into the Replacement Fund to any other available underlying mutual fund, the fixed account (if applicable), and/or a Guaranteed Term Option (if available) without the transfer being treated as a transfer for purposes of transfer limitations and short-term trading fees that would otherwise be applicable under the terms of the policy.

For further information or forms, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account – 1	Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account – A • Nationwide Provident VA Separate Account – A

Prospectus supplement dated October 30, 2009

to Prospectus dated May 1, 2008
(Market Street VIP/2, NLACA Options Premier, NLACA Survivor Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier)

and to Prospectus dated May 1, 2009
(NLICA Options, NLICA Options Plus, NLICA Options Premier)

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

Effective October 16, 2009, the following underlying mutual fund removed American Century Investment Management, Inc. as a subadviser to the fund:

Nationwide Variable Insurance Trust – NVIT Multi-Manager Small Company Fund: Class IV

The other subadvisers, to this underlying mutual fund, listed in your prospectus will remain unchanged.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-848-6331
TDD: 1-800-238-3035

Nationwide Life and Annuity Company of America: • Nationwide Provident VA Separate Account A • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2008
(NLACA Market Street VIP/2, NLACA Options Premier, NLICA Survivor Options Elite, NLICA Survivor Options Premier, and NLACA Survivor Options Premier)

and to Prospectus dated May 1, 2009

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

2.
On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Class R, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Options

INDIVIDUAL MODIFIED PREMIUM VARIABLE LIFE INSURANCE POLICY
ISSUED BY
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
Service Center:  300 Continental Drive, Newark, Delaware 19713
Corporate Headquarters: 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312
Telephone: (800) 688-5177
Prospectus: May 1, 2009
This Prospectus describes an individual modified premium variable life insurance policy (the "Policy") offered by Nationwide Life Insurance Company of America ("NLICA").  The Policy has an insurance component and an investment component.  The primary purposes of the Policy are to provide insurance coverage for the lifetime of the Insured and to lessen the economic loss resulting from the Insured's death.  The Policy provides the policyowner (the "Owner") with flexibility as to premium payments subject to certain required premiums and the ability to choose among investment alternatives with different investment objectives.  The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold.  Beginning January 1, 2009 no new Policies will be sold, but agents may continue to accept additional premium on existing Policies.

After certain deductions are made, Net Premiums are allocated to the Nationwide Provident VLI Separate Account 1 (the "Separate Account").  The Separate Account is divided into subaccounts (the "Subaccounts"), which invest in shares of a designated corresponding investment Portfolio that is part of one of the mutual fund companies (the "Funds") listed below.  For a complete list of the available Subaccounts see "Appendix A: Portfolio Information."  For more information refer to the Fund's prospectus.

Alger American Fund
Fidelity Variable Insurance Products Fund
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Van Eck Worldwide Insurance Trust

The Owner bears the entire investment risk; there is no guaranteed minimum value.

The accompanying prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios.  The Cash Value will reflect monthly deductions and certain other fees and charges.  Also, a surrender charge may be imposed if, during the first 9 Policy Years the Policy lapses.  Generally, the Policy will remain in force as long as the scheduled premium payments are made.  If the "Special Premium Payment Provision" is in effect, the Owner will not have to pay the scheduled premiums to keep the Policy in force.

The Owner should consider the Policy in conjunction with other insurance he or she owns.  It may not be advantageous to replace existing insurance with the Policy, or to finance the purchase of the Policy through a loan or through withdrawals from another policy.

This prospectus must be accompanied or preceded by current prospectuses for the Funds.  Please read this prospectus carefully and retain it for future reference.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

The Securities and Exchange Commission has not approved or disapproved these securities or the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.  The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy or policy values.  Neither the Federal Deposit Insurance Corporation nor any Federal agency insures or guarantees policy values or an Owner's investment in the Policy.

You should read your Policy along with this prospectus.

Table of Contents
Page
Policy Benefits/Risks Summary	1
Policy Benefits	1
The Death Benefit
Transfers
Loan Privilege
Withdrawal of Excess Net Cash Value
Surrender of the Policy
Accelerated Death Benefit
Personalized Illustrations
Policy Risks	2
Investment Risk
Risk of Increase in Current Fees and Charges
Risk of Lapse
Tax Risks
Withdrawal and Surrender Risks
Loan Risks
Portfolio Risks	3
Fee Table	4
The Policy	8
The Company, Separate Account and Funds	8
Nationwide Life Insurance Company of America
The Separate Account
The Funds
Additional Information About the Funds and Portfolios
Addition, Deletion, or Substitution of Investments
Detailed Description of Policy Provisions	10
Death Benefit
Cash Value
Payment and Allocation of Premiums
Disruptive Trading
Transfers of Cash Value
Policy Duration
Options on Lapse
Exchange Privilege
Loan Privilege
Withdrawal of Excess Cash Value
Surrender Privilege
Charges and Deductions	19
Premium Expense Charge
Surrender Charges
Monthly Deductions
Mortality and Expense Risk Charge
Transfer Charge
Short-Term Trading Fees
Loan Interest Charge
Charge for Income Taxes
Guarantee of Certain Charges
Other Charges
Ownership and Beneficiary Rights	23
Modifying the Policy	23
Telephone, Fax, and E-Mail Requests	24
Dividends	24
Supplementary Benefits	24

Table of Contents (continued)
Page
Federal Income Tax Considerations	25
Introduction
Tax Status of the Policy
Tax Treatment of Policy Benefits
Business Uses of the Policy
Tax Shelter Regulations
Withholding
Alternative Minimum Tax
Continuation of Policy Beyond Age 100
Other Policy Owner Tax Matter
Possible Tax Law Changes
Special Rules for Pension and Profit-Sharing Plans
Special Rules for 403(b) Arrangements
Foreign Tax Credits
Accelerated Death Benefit Rider
Long-Term Care Benefit Riders
Other Supplemental Benefits and Riders
Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers
Split Dollar Arrangements
Voting Rights	29
Distribution of Policies	29
State Variations	31
Legal Proceedings	31
Financial Statements	35
Definitions	36
Appendix A – Calculation of Net Investment Factor and Cash Value of the Policy	38
Appendix B – Portfolio Information	39

POLICY BENEFITS/RISKS SUMMARY

The Policy is an individual modified premium variable life insurance policy.  The Policy is built around its Cash Value.  The Cash Value will increase or decrease depending on the investment performance of the Subaccounts, the premiums the Owner pays, the Policy fees and charges NLICA deducts, and the effect of any Policy transactions (such as transfers, withdrawal of excess Cash Value, and loans).  NLICA does not guarantee any minimum Cash Value.  The Owner could lose some or all of his or her money.

This summary describes the Policy's important benefits and risks.  The sections in the prospectus following this summary discuss the Policy's benefits and other provisions in more detail.  The Definitions at the end of the prospectus defines certain words and phrases used in this prospectus.

POLICY BENEFITS

The Death Benefit

As long as the Policy remains in force, NLICA will pay the Proceeds to the Beneficiary upon receipt of due proof of the death of the Insured.  The Proceeds will consist of the Policy's Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.  So long as the required scheduled premiums are paid, the Death Benefit will not be less than the applicable Guaranteed Minimum Death Benefit.

The Death Benefit is the greatest of:

(1)	the applicable Guaranteed Minimum Death Benefit for the Policy;

(2)	the Face Amount of the Policy plus the amount by which the Cash Value on the date of death exceeds the appropriate Special Premium Payment Single Premium; or

(3)	the Cash Value on the date of death times the Death Benefit Factor for the Insured's sex (if applicable), Attained Age, and Premium Class.

There are two Death Benefit options under the Policy – the Basic Death Benefit Option and the Increasing Death Benefit Option.  (The Increasing Death Benefit Option is subject to certain availability restrictions.)  The applicable Guaranteed Minimum Death Benefit depends upon which Death Benefit the owner chooses.  Under each of the Death Benefit options, the Guaranteed Minimum Death Benefit is as follows:

Basic Death Benefit Option:	the Face Amount of the Policy;
Increasing Death Benefit Option:	the Face Amount of the Policy plus the sum of all unscheduled premiums received by NLICA as of the date of death.

The Owner chooses at the time of application one of the two Death Benefit options.  NLICA will not issue the Policy until the Owner has elected a Death Benefit option.  If the Policy is issued with the Basic Death Benefit Option, the Owner may change to the Increasing Death Benefit Option only during the first Policy Year.  If the Increasing Death Benefit Option is chosen, the Owner may not change to the Basic Death Benefit Option.  A change in Death Benefit option may have tax consequences.

Transfers

The Owner may transfer Cash Value between and among the Subaccounts.  We charge $25 for the 5th and each additional transfer during a Policy Year.  Transfers between and among the Subaccounts are made as of the date NLICA receives the request.  NLICA requires a minimum amount of $100 for each such transfer.  (See "Transfers of Cash Value").  We may restrict the mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Policy Owners.

Loan Privilege

The Owner may obtain Policy loans in a minimum amount of $300 (or such lesser minimum as may be required in a particular state) but total Policy loans may not exceed (1) for Policy Years 1 through 3, 75% of the cash surrender value (Cash Value less any applicable Surrender Charge); and (2) for Policy Years 4 and thereafter, 90% of the cash surrender value.  For Policies issued to Virginia residents, the policy loan available in all years will be 90% of the cash surrender value.

At the time of the application for the Policy, the Owner must elect one of two Policy loan interest rate options – either a fixed 8% rate per year or variable rate which will not exceed the greater of 5½ % per year or the Corporate Monthly Bond Yield Average as published by Moody's Investors Service, Inc.

If interest is not paid when due, it will be added to the outstanding loan balance, beginning 23 days after the Policy Anniversary.  NLICA transfers Cash Value in an amount equal to the loan to NLICA's General Account where it becomes collateral for the loan.  The transfer is made pro-rata from each Subaccount.  This collateral earns interest at an effective annual rate of 1.5% less than the annual rate then being charged for loans.  (See "Loan Privilege.")

Depending upon the investment performance of the Subaccounts, and the amounts borrowed, loans may cause a Policy to Lapse.  Lapse of the Policy with outstanding loans may result in adverse tax consequences (see "Tax Treatment of Policy Benefits").

Withdrawal of Excess Net Cash Value

If the cash surrender value (Cash Value less any applicable Surrender Charge) of the Policy exceeds an amount called the Withdrawal Single Premium (which is the Attained Age net single premium for the Face Amount of the Policy) the Owner may be able to withdraw such excess Cash Value out of the Policy, subject to certain conditions.  A withdrawal will reduce the Death Benefit, but not below the Guaranteed Minimum Death Benefit.  (See "Withdrawal of Excess Cash Value," below.)  A withdrawal may have tax consequences.

Surrender of the Policy

The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value.  (See "Surrender Privilege.")  A surrender may have tax consequences.

Accelerated Death Benefit

Under the Accelerated Death Benefit Rider, an Owner may receive, at his or her request and upon approval by NLICA, accelerated payment of part of the Policy's Death Benefit if the Insured develops a Terminal Illness or is permanently confined to a Nursing Care Facility.  NLICA will deduct an administrative charge from the accelerated death benefit at the time it is paid.  (See the "Accelerated Death Benefit” section.) The Federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain.  The Owner should consult a tax adviser before adding the Accelerated Death Benefit Rider to the Policy or requesting an accelerated death benefit.

Personalized Illustrations

Owners will receive personalized illustrations that reflect their own particular circumstances.  These illustrations may help Owners to understand the long-term effects of different levels of investment performance and the charges and deductions under the Policy.  They also may help Owners compare the Policy to other life insurance policies.  These illustrations also show the value of premiums accumulated with interest and demonstrate that the Cash Value may be low (compared to the premiums paid plus accumulated interest) if an Owner surrenders the Policy in the early Policy Years.  Therefore, an Owner should not purchase the Policy as a short-term investment.  The personalized illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or Cash Value.

POLICY RISKS

Investment Risk

Because the Owner invests Cash Value in one or more Subaccounts, he or she will be subject to the risk that investment performance will be unfavorable and that the Cash Value will decrease.  In addition, NLICA deducts policy fees and charges from the Cash Value, which can significantly reduce the Cash Value.  During times of poor investment performance, this deduction will have an even greater impact on the Cash Value.  The Owner could lose everything he or she invests and the Policy could lapse without value, unless the Owner pays the scheduled premiums under the Policy.

Frequent trading in the Subaccounts may dilute the value of your Subaccount units, cause the Subaccount to incur higher transaction costs, and/or interfere with the Subaccount's ability to pursue its stated investment objective.  This disruption to the Subaccount trading may result in lower investment performance and cash value.  We have instituted procedures to minimize disruptive transfers, including, but not limited to, transfer restrictions and short-term trading fees.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot assure you that we have eliminated these risks.

Risk of Increase in Current Fees and Charges

Certain fees and charges are currently assessed at less than their maximum levels.  NLICA may increase these current charges in the future up to the guaranteed maximum levels.  If fees and charges are increased, the Owner may need to increase the amount and/or frequency of premiums to keep the Policy in force.

Risk of Lapse

If the Owner does not pay a scheduled premium (after the first scheduled premium) by its due date, the Policy may enter a 61-day Grace Period, beginning from the payment due date.  If the Special Premium Payment Provision is not in effect and the Automatic Premium Loan provision is not operative, the failure to pay a scheduled premium by the expiration of the Grace Period will cause the Policy to lapse as of the date the unpaid scheduled premium was due.  The Policy generally will not lapse if: (1) scheduled premiums are paid on or before their due dates or within the Grace Period (even if the investment experience of the Subaccounts has been so unfavorable that there is no Cash Value); (2) the Special Premium Payment Provision is in effect (e.g., if the Cash Value exceeds a particular amount), so that the Owner is not required to pay scheduled premiums to keep the Policy in full force (see "Special Premium Payment Provision"); or (3) the Automatic Premium Loan provision is in effect, so that any scheduled premium that has not been paid by the end of the Grace Period will be paid by a Policy loan (see "Automatic Premium Loan").

Tax Risks

NLICA anticipates that a Policy should generally be deemed a life insurance contract under federal tax law.  However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy, particularly if the Owner of the Policy pays the full amount of premiums permitted under the Policy.  An Owner of a Policy issued after October 20, 1988 may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract.  Any Owner contemplating the adoption of such limitations should consult a tax adviser.  In addition, if the Owner elects the Accelerated Death Benefit Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  The Owner should consult a tax adviser about these consequences.

Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policy Owner should not be deemed to be in constructive receipt of Cash Value under a Policy until there is a distribution from the Policy.  Moreover, Death Benefits payable under a Policy should be excludable from the gross income of the Beneficiary.  As a result, the Beneficiary generally should not have to pay U.S. federal income tax on the Death Benefit, although other taxes, such as estate taxes, may apply.  (See "Federal Income Tax Considerations.")

Under certain circumstances, a Policy issued or materially changed after June 20, 1988 may be treated as a "Modified Endowment Contract."  If the Policy is a Modified Endowment Contract, then all pre-death distributions, including policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the Policy.  In addition, prior to age 59½ any such distributions generally will be subject to a 10% penalty tax.  (For further discussion of Modified Endowment Contracts, see "Tax Treatment of Policy Benefits.")

If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income.  Moreover, loans will generally not be treated as distributions.  Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax.  (See "Distributions from Policies Not Classified as Modified Endowment Contracts.")

Withdrawal and Surrender Risks

The Surrender Charge under the Policy applies for nine Policy Years after the Policy Date.  It is possible that the Owner will receive no Net Cash Surrender Value if the Policy is surrendered in the first few Policy Years.  A prospective Owner should purchase the Policy only if he or she as the financial ability to keep it in force for a substantial period of time.  A prospective Owner should not purchase the Policy if he or she intends to surrender all or part of the Cash Value in the near future.  NLICA designed the Policy to meet long-term financial goals.  The Policy is not suitable as a short-term investment.  A surrender or withdrawal of excess Cash Value may have tax consequences.

Loan Risks

A Policy loan, whether or not repaid, will affect Cash Value over time because NLICA subtracts the amount of the loan from the Subaccounts as collateral and holds it in NLICA's General Account.  This loan collateral does not participate in the investment performance of the Subaccounts.  NLICA reduces the amount it pays on the death of the Insured by the amount of any outstanding Policy loans and accrued interest.  A loan may have tax consequences.  In addition, if a Policy which is not a Modified Endowment Contract is surrendered or lapses while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount received and taxed accordingly.

PORTFOLIO RISKS

A comprehensive discussion of the risks of each Portfolio may be found in each Portfolio's prospectus.  Please refer to the Portfolios' prospectuses for more information.  There is no assurance that any Portfolio will achieve its stated investment objective.

FEE TABLE

The following tables describe the fees and expenses that an Owner will pay when buying, owning, and surrendering the Policy.  The first table describes the fees and expenses that an Owner will pay at the time that he or she buys the Policy, surrenders the Policy, or transfers Cash Value among the Subaccounts.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Maximum Charge Imposed on Premiums (Premium Expense Charge):
Premium Tax Charge1	Upon receipt of each premium payment	0-4% of each scheduled Base Premium or unscheduled premium (after deducting the premium processing charge), depending on the Insured's state of residence	2.50% of each scheduled Base Premium or unscheduled premium (after deducting the premium processing charge)
Sales Charge	Upon receipt of each premium payment	5.00% of each scheduled Base Premium or unscheduled premium (after deducting the premium processing charge)	5.00% of each scheduled Base Premium or unscheduled premium (after deducting the premium processing charge)
Premium Processing Charge	Upon receipt of each premium payment	$1.00 from each premium payment	$1.00 from each premium payment
Maximum Deferred Surrender Charge:
Contingent Deferred Sales Charge2	Upon surrender or lapse during the first 9 Policy Years
During Policy Year 5, 9.00% of the lesser of: (1) the total premiums paid, less premium processing charges, to the date of surrender or lapse; or (2) the scheduled Base Premiums payable up to such date (or would have been payable up to such date if the Special Premium Payment Provision has been in effect)

During Policy Year 5, 9.00% of the lesser of: (1) the total premiums paid, less premium processing charges, to the date of surrender or lapse; or (2) the scheduled Base Premiums payable up to such date (or would have been payable up to such date if the Special Premium Payment Provision has been in effect)

Contingent Deferred Administrative Charge3	Upon surrender or lapse during the first 9 Policy Years	During Policy Years 1-5, $5.00 per $1,000 of Face Amount	During Policy Years 1-5, $5.00 per $1,000 of Face Amount
Short-Term Trading Fee4	Upon transfer of Subaccount value out of a Subaccount within 60 days after allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount	1% of the amount transferred from the Subaccount within 60 days of allocation to that Subaccount
Transfer Fees5	Upon Transfer	$25 per transfer	$25 per transfer
Accelerated Death Rider	Upon surrender or lapse during the first 9 Policy Years	$250	$100

The next table describes the fees and expenses that a Policy Owner will pay periodically during the time that he or she owns the Policy, not including Portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Cost of Insurance:6 Minimum and Maximum Charge	On Policy Date and monthly on Policy Processing Day	$0.06 - $458.71 per $1,000 of Net Amount at Risk per month	$0.05 - $121.67 per $1,000 of Net amount at Risk per month
Charge for a male Insured, Attained Age 45, in the nonsmoker Premium Class	On Policy Date and monthly on Policy Processing Day	$0.28 per $1,000 of Net Amount at Risk per month	$0.25 per $1,000 of Net Amount at Risk per month
First Year Policy Charge7	On Policy Date and monthly on Policy Processing Day	$5.00	$5.00
Monthly Administration Charge	On Policy Date and monthly on Policy Processing Day	$3.25 plus $0.015 per $1,000 of Face Amount	$3.25 plus $0.015 per $1,000 of Face Amount
Minimum Death Benefit Guarantee Charge8	On Policy Date and monthly on Policy Processing Day	$0.01 per $1,000 of the Guaranteed Minimum Death Benefit	$0.01 per $1,000 of the Guaranteed Minimum Death Benefit
Mortality and Expense Risk Charge	Daily	Annual rate 0.60% of the average daily net assets of each Subaccount in which the Owner is invested	Annual rate 0.60% of the average daily net assets of each Subaccount in which the Owner is invested
Loan Interest Charge9	On Policy Anniversary or earlier, as applicable10	Fixed annual rate of 8.00% or a variable loan interest rate equal to the greater of 5.50% or the Moody's Corporate Bond Yield Average-Monthly Average Corporates	Fixed annual rate of 8.00% or a variable loan interest rate equal to the greater of $5.50 or the Moody's Corporate Bond Yield Average-Monthly Average Corporates

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Optional Charges11
Accidental Death Benefit Rider: Minimum and Maximum Charge	Payable with the scheduled premium payment If the Special Premium Payment Provision is in effect, on the Policy Processing Day a scheduled premium otherwise would be due
Annual rate of $0.86 - $3.89 per $1,000 of rider coverage amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.80 - $3.60 per $1,000 of rider coverage amount

Annual rate of $0.86 - $3.89 per $1,000 of rider coverage amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.80 - $3.60 per $1,000 of rider coverage amount

Charge for an Insured, Issue Age 32, assuming monthly scheduled premium payments and the Special Premium Payment Provision is not in effect	Payable with the scheduled premium payment	$0.91 per $1,000 of rider coverage amount added to each scheduled premium payment	$0.91 per $1,000 of rider coverage amount added to each scheduled premium payment
Disability Waiver of Premium Benefit Rider: Minimum and Maximum Charge	Payable with the scheduled premium payment If the Special Premium Payment Provision is in effect, on the Policy Processing Day a scheduled premium otherwise would be due
Annual rate of $0.17 - $5.32 per $1,000 of Face Amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.16 - $4.92 per $1,000 of Face Amount

Annual rate of $0.17 - $5.32 per $1,000 of Face Amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.16 - $4.92 per $1,000 of Face Amount

Charge for an Insured, Issue Age 34, assuming monthly scheduled premium payments and the Special Premium Payment Provision is not in effect	Payable with the scheduled premium payment	Annual rate of $0.03 per $1,000 of Face Amount added to each scheduled premium payment	Annual rate of $0.03 per $1,000 of Face Amount added to each scheduled premium payment
Guaranteed Purchase Option Rider: Minimum and Maximum Charge	Payable with the scheduled premium payment If the Special Premium Payment Provision is in effect, on the Policy Processing Day a scheduled premium otherwise would be due
Annual rate of $0.68 - $2.60 per $1,000 of rider coverage amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.63 - $2.40 per $1,000 of rider coverage amount

Annual rate of $0.68 - $2.60 per $1,000 of rider coverage amount added to each scheduled premium payment
If the Special Premium Payment Provision is in effect, an annual rate of $0.63 - $2.40 per $1,000 of rider coverage amount

Periodic Charges Other Than Portfolio Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
		Guaranteed Charge	Current Charge
Charge for an Insured, Issue Age 0 assuming monthly scheduled premium payments, the Special Premium Payment Provision is not in effect and the Policy has the Disability Waiver of Premium Rider	Payable with the scheduled premium payment	$0.06 per $1,000 of rider coverage amount per month	$0.06 per $1,000 of rider coverage amount per month

The following table shows the minimum and maximum Total Annual Portfolio Operating Expenses, as of December 31, 2008, that an Owner will pay periodically during the time that he or she owns the Policy.  The table does not reflect Short-Term Trading Fees.  More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses, as a percentage of average Portfolio assets)	0.34%	1.93%

The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the Portfolio prospectuses for specific expense information.

1 NLICA does not deduct a premium tax charge in jurisdictions that impose no premium tax.

2 Beginning in the 6th Policy Year, the Contingent Deferred Sales Charge decreases each Policy Year to 0% after the 9th Policy Year.

3 Beginning in the 6th Policy Year, the Contingent Deferred Administrative Charge decreases each Policy Year to $0 after the 9th Policy Year.

4 The Short-Term Trading Fee is only assessed in connection with those Portfolios that assess a redemption fee to the Variable Account (refer to the end of the Fee Table for a complete list of Portfolios that assess redemption fees).

5 We do not assess a transfer charge for the first 4 transfers each Policy Year.

6 Cost of Insurance Charges vary based on the Insured's Attained Age, sex, Premium Class, and Net Amount at Risk.  The Cost of Insurance Charges shown in the table may not be typical of the charges the Owner will pay.  The Policy's specifications page will indicate the guaranteed Cost of Insurance Charge applicable to the Policy, and more detailed information concerning the Owner's Cost of Insurance Charges is available on request from the Service Center.  Also, before the Owner purchases the Policy, NLICA will provide the Owner with personalized illustrations of future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the Death Benefit option, Face Amount, scheduled premiums, and riders requested.

7 NLICA only deducts the First Year Policy Charge on the first 12 Policy Processing Days.

8 For a Policy with a Guaranteed Minimum Death Benefit of $50,000, the Minimum Death Benefit Guarantee Charge is $0.50 per month.

9 The maximum guaranteed net cost of loans is 1.50% annually (after offsetting the interest NLICA guarantees it will credit on loaned amounts, which is equal to an annual rate of 1.50% below the 8.00% fixed interest rate or variable loan interest rate).

10 While a policy loan is outstanding, loan interest is payable in arrears on each Policy Anniversary or, if earlier, on the date of loan repayment, lapse, surrender, policy termination, or the Insured's death.

11 Charges for the Accidental Death Benefit, Disability Waiver of Premium Benefit, and Guaranteed Purchase Option Riders may vary based on the Insured's Issue Age, Premium Class, premium mode, Face Amount, and rider coverage amount.  The rider charges shown in the table may not be typical of the charges the Owner will pay.  The Policy's specifications page will indicate the rider charges applicable to the Owner's Policy, and more detailed information concerning these rider charges is available on request from the Service Center.  Also, before the Owner purchases the Policy, NLICA will provide personalized illustrations of future benefits under the Policy based upon the Insured's Issue Age and Premium Class, the Death Benefit option, Face Amount, scheduled premiums, and riders requested.

THE POLICY

The Individual Modified Premium Variable Life Insurance Policy offered by this prospectus is issued by NLICA.  The Policy is similar in many ways to a fixed benefit life insurance policy.  As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the person insured.  Also, like many fixed-benefit life insurance policies, the Policy will not lapse if scheduled premiums are paid and the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during the Insured's lifetime.  As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

However, the Policy differs from a fixed-benefit life insurance policy in several important respects.  Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may and the Cash Value will increase or decrease to reflect the investment performance of any Subaccounts to which Cash Value is allocated.  There is no guaranteed minimum Net Cash Surrender Value.  If scheduled premium payments are not made, then, after a Grace Period, the Policy will lapse without value.  (See "Policy Duration.")  However, if the "Special Premium Payment Provision" is in effect, the Owner will not be required to pay scheduled premiums to keep the Policy in full force.  Generally, this provision will take effect when the Cash Value exceeds a particular amount.  (See "Special Premium Payment Provision.")  If a Policy lapses while loans are outstanding, certain amounts may become subject to income tax.  (See "Federal Income Tax Considerations.")

The Policy is called "modified premium" because while there is a fixed schedule for premium payments, the Owner may, subject to certain restrictions, make additional unscheduled payments.

The Policy is designed to provide lifetime insurance benefits and long-term investment of Cash Value.  A prospective Owner should evaluate the Policy in conjunction with other insurance coverage that he or she may have, as well as their need for insurance and the Policy's long-term investment potential.  It may not be advantageous to replace existing insurance coverage with the Policy.  In particular, replacement should carefully be considered if the decision to replace existing coverage is based solely on a comparison of policy illustrations.

This Policy is issued for Insureds with Issue Ages 0-85.  The benefits described in the Policy and this prospectus, including any optional riders or modifications in coverage, may be subject to our underwriting and approval.  We reserve the right to reject any application for any reason permitted by law.  Additionally, we reserve the right to modify our underwriting standards on a prospective basis to newly issued policies at any time.  The minimum Face Amount is $50,000.  We reserve the right to modify the minimum Face Amount on a prospective basis to newly issued policies at any time. NLICA offers other variable life insurance policies that have different Death Benefits, policy features, and optional programs.  However, these other policies also have different charges that would affect the Owner's Subaccount performance and Cash Value.  To obtain more information about these other policies, contact NLICA's Service Center or the Owner's agent.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

THE COMPANY, SEPARATE ACCOUNT AND FUNDS

Nationwide Life Insurance Company of America

NLICA is a stock life insurance company.  NLICA is located at 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312.  NLICA's Service Center is located at 300 Continental Drive, Newark, Delaware 19713.

The Separate Account

The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under the Policies as well as other variable life insurance policies NLICA may issue.

The assets of the Separate Account are owned by NLICA.  However, these assets are held separate from other assets and are not part of NLICA's General Account.  NLICA is obligated to pay all benefits under the Policies.  The portion of the Separate Account's assets equal to the reserves and other liabilities under the Policies (and other policies) supported by the Separate Account are not chargeable with liabilities arising out of any other business that NLICA may conduct.  NLICA may transfer to its General Account any assets of the Separate Account that exceed the reserves and Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Cash Value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from the assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of NLICA.  NLICA may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

The Separate Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust type of investment company.  Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC.  The Separate Account meets the definition of a "Separate Account" under federal securities laws.  The Separate Account has Subaccounts which each invest exclusively in Portfolios of one of the Funds. NLICA reserves the right to make structural and operational changes affecting the Separate Account.  (See "Addition, Deletion, or Substitution of Investments.")

NLICA does not guarantee any money that the Owner places in the Subaccounts.  The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio.  The Owner could lose some or all of his or her money.

The Funds

Each of the Funds offered in this Policy is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  Some of the Funds may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.  For more detail about each Portfolio, refer to each Portfolio's prospectus and/or "Appendix B: Portfolio Information" later in this prospectus.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and NLICA makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

Additional Information About the Funds and Portfolios

No one can assure that any Portfolio will achieve its stated objectives and policies.

More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds' operations can be found in the current prospectus for each Fund and the current Statement of Additional Information for the Funds.  The Funds' prospectuses should be read carefully and kept for future reference before any decision is made concerning the allocation of Net Premium or transfers of Cash Value among the Subaccounts.

NLICA (or an affiliate) may receive compensation from a Fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by NLICA.  These percentages differ, and some Funds, advisers, or distributors (or affiliates) may pay NLICA or an affiliate more than others.  NLICA also may receive 12b-1 fees.

Addition, Deletion, or Substitution of Investments

Where permitted by applicable law, NLICA reserves the right to make certain changes to the structure and operation of the Separate Account without the Owner's consent, including, among others, the right to:

1.	Remove, combine, or add Subaccounts and make the new Subaccounts available to the Owner at NLICA's discretion;

2.	Substitute shares of another registered open-end management company, which may have different fees and expenses, for shares of a Subaccount at NLICA's discretion;

3.	Substitute or close Subaccounts to allocations of premiums or Cash Value, or both, and to existing investments or the investment of future premiums, or both, at any time in NLICA's discretion;

4.	Transfer assets supporting the Policies from one Subaccount to another or from the Separate Account to another separate account;

5.	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

6.	Deregister the Separate Account under the 1940 Act, or operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law; and

7.	Modify the provisions of the Policy to reflect changes to the Subaccounts and the Separate Account and to comply with applicable law.

The particular Portfolios available under the Policies may change from time to time.  Specifically, Portfolios or Portfolio share classes that are currently available may be removed or closed off to future investment.  New Portfolios or new share classes of currently available Portfolios may be added.  Policy Owners will receive notice of any such changes that affect their Policy.  Additionally, not all of the Portfolios are available in every state.

The Funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts.  NLICA will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments.  NLICA will notify the Owner of any changes.

Substitution of Securities. NLICA may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)           shares of a current underlying mutual fund are no longer available for investment; or

(2)           further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC. All affected policy owners will be notified in the event there is a substitution, elimination or combination of shares.

In February 2008, NLICA filed an application with the SEC for an order permitting it to substitute assets allocated to certain underlying mutual funds into other underlying mutual funds available under the policy that have similar investment objectives and strategies.  If and when NLICA receives SEC approval for these substitutions, affected policy owners will be notified in advance of the specific details relating to the substitutions and will be given an opportunity to make alternate investment allocations.

Deregistration of the Separate Account. NLICA may deregister Nationwide Provident VLI Separate Account 1 under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All policy owners will be notified in the event NLICA deregisters Nationwide Provident VLI Separate Account1.

NLICA is relying on the exemption in Rule 12h-7 of the Securities Exchange Act of 1934 (the “’34 Act”) relating to its duty to file reports otherwise required by Sections 15(d) and 13(a) of the ‘34 Act.

DETAILED DESCRIPTION OF POLICY PROVISIONS

Death Benefit

General.  As long as the Policy remains in force, the Proceeds of the Policy will, upon due proof of the Insured's death (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit option.  The Proceeds will be determined as of the date of the Insured's death and will be equal to:

1.	the Death Benefit; plus

2.	any additional benefits due under a supplementary benefit rider attached to the Policy; minus

3.	any loan and accrued loan interest on the Policy; minus

4.	any overdue deductions if the death of the Insured occurs during the Grace Period.

The Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.

Death Benefit Options.  The Policy provides two Death Benefit options.

Under the Basic Death Benefit Option, the Death Benefit is equal to the greatest of: (1) the Face Amount of the Policy; (2) the Face Amount of the Policy plus the amount by which the Cash Value of the Policy on the date of death exceeds the appropriate 7½% Special Premium Payment Single Premium; or (3) the Cash Value of the Policy on the date of death times the Death Benefit Factor shown in the Policy for the Insured's sex (if applicable), Attained Age and Premium Class.

Under the Increasing Death Benefit Option, the Death Benefit is equal to the greatest of: (1) the Face Amount of the Policy plus the sum of all unscheduled premiums received by NLICA as of the date of death; (2) the Face Amount of the Policy plus the amount by which the Cash Value of the Policy on the date of death exceeds the appropriate 7½% Special Premium Payment Single Premium; or (3) the Cash Value of the Policy on the date of death times the Death Benefit Factor shown in the Policy for the Insured's sex (if applicable), Attained Age and Premium Class.

The Death Benefit is increased by the portion of any scheduled premium payment which applies to a period of time beyond the date of death.  The amount payable is reduced by any policy loans and accrued interest and, if the Insured dies during the Grace Period, by that part of any required but unpaid scheduled premium which applies to a period prior to the date of death.  The amount remaining after these adjustments is the Proceeds at death paid to the Beneficiary at the Insured's death.

Availability of Death Benefit Options.  The Death Benefit option is chosen by the Owner at the time of application for the Policy.  If the Policy is issued with the Basic Death Benefit, the Owner may change to the Increasing Death Benefit only during the first Policy Year.  Once the Increasing Death Benefit has been chosen, the Owner may not subsequently change to the Basic Death Benefit.

Changing the Death Benefit option may result in a change in Face Amount, and may have adverse tax consequences.  A tax adviser should be consulted before changing the Death Benefit option.

The Guaranteed Minimum.  As long as required scheduled premiums are paid, the Death Benefit is guaranteed never to be less than the applicable Guaranteed Minimum Death Benefit for the Policy.  For a Policy with the Basic Death Benefit, the Guaranteed Minimum Death Benefit is equal to the Face Amount of the Policy.  For a Policy with the Increasing Death Benefit, the Guaranteed Minimum Death Benefit is equal to the Face Amount of the Policy plus the sum of all unscheduled premiums received by NLICA as of the date of death.

How the Death Benefit May Vary.  For purposes of determining the Cost of Insurance Charge, the Death Benefit is determined on each Policy Processing Day based on the Cash Value of the Policy (see "How the Cash Value May Vary," below).  The Death Benefit will be adjusted to the date of death.  The Death Benefit and the Proceeds payable at the Insured's death, therefore, depend on the Cash Value of the Policy when the Insured dies.  Favorable investment experience and premium payments in excess of scheduled premiums may result in an increase in the Death Benefit.  Unfavorable investment experience may result in decreases in the Death Benefit, but never less than the Face Amount of the Policy.  The Death Benefit will also vary depending upon whether the Basic Death Benefit or the Increasing Death Benefit applies.

Accelerated Death Benefit.  Under the Accelerated Death Benefit Rider, the Owner may receive an accelerated payment of part of the Policy's Death Benefit when:  (1) the Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months; or (2) the Insured has been confined to a Nursing Care Facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no additional charge for this rider.  However an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.  The federal income tax consequences associated with adding the Accelerated Death Benefit Rider or receiving the accelerated death benefit are uncertain.  The Owner should consult a tax adviser before adding the Accelerated Death Benefit Rider to the Policy or requesting an accelerated death benefit.

Cash Value

The Cash Value is not guaranteed.  Unless there is an outstanding policy loan, the total Cash Value of the Policy at any time is the sum of the Cash Values of the Subaccounts.  If there is an outstanding loan, the total Cash Value equals the Cash Value in the General Account attributable to the loan plus the Cash Values of the Separate Account.

As described below, the Cash Value of each Subaccount may increase or decrease daily depending on the investment experience of the Subaccounts, the deduction of charges from the Cash Value, and any other transactions (e.g., transfers, withdrawals, and loans).  Although the Policy offers the possibility of Cash Value appreciation, there is no assurance that such will occur.  It is also possible, due to poor investment experience, for the Cash Value to decline to zero.  NLICA does not guarantee a minimum Cash Value.  Therefore, the Owner bears all the investment risk on the Cash Value.

How the Cash Value May Vary.  The Cash Value of each Subaccount on the Policy Date is the portion of the Net Premium allocated to that Subaccount reduced by the portion of the Monthly Deduction on the first Policy Processing Day allocated to that Subaccount.  Thereafter, the Cash Value of each Subaccount changes on each Valuation Day.

The Cash Value of each Subaccount reflects a number of factors, including the investment performance of the Portfolio, the receipt of scheduled and unscheduled premium payments, transfers from and to other Subaccounts, transfers to and from the General Account for a policy loan and repayment, any withdrawal of excess Cash Value, the Monthly Deductions from Cash Value, and the daily charges against the Subaccounts.  For a Policy having the Increasing Death Benefit where unscheduled premiums are paid, the Cash Value may be slightly lower than that of the same Policy having the Basic Death Benefit.

Net Investment Factor.  Each Subaccount has its own net investment factor.  The net investment factor measures the investment performance of a Subaccount from one Valuation Day to the next.  The factor increases to reflect investment income and capital gains, realized and unrealized, for the securities of the underlying Portfolio.  The factor decreases to reflect any capital losses, realized and unrealized, for the securities of the underlying Portfolio.

The asset charge for mortality and expense risks is deducted in determining the applicable net investment factor.

A description of how the net investment factor is determined and how it is reflected in the Cash Value of the Policy is set forth in Appendix A on Page 37.

Payment and Allocation of Premiums

Scheduled Premiums.  Scheduled premiums are payable during the Insured's lifetime on an annual basis or, if elected, more frequently.  If the Owner submits a premium payment to his or her agent, NLICA will not begin processing the premium until NLICA receives it from the agent's broker-dealer.  The scheduled premium is a level amount that does not change until the Premium Change Date (see "Premium Change Date").  If all required scheduled premiums are paid when due, the Policy will not lapse, even if adverse investment experience results in no Cash Value.  If the Special Premium Payment Provision is in effect, scheduled premiums do not have to be paid for the Policy to stay in full force.  (See "Special Premium Payment Provision".)  If that provision is not in effect, scheduled premiums must be paid to keep the Policy in full force.  (See "Grace Period for Payment of Scheduled Premiums.")

Amount of Scheduled Premiums.  The amount of scheduled premiums depends on the Face Amount of the Policy, the age of the Insured, the Insured's sex and Premium Class and the frequency of premium payments.  The amount of scheduled premiums payable on Policies issued in states which require "unisex" policies (currently Montana) or in conjunction with employee benefit plans depends on all of the preceding factors except for the sex of the Insured.

For purposes of calculating premium rates, there are three groupings or "bands" of Face Amount.  Each band has a different set of premium rates per $1,000 of Face Amount.  The bands are: $50,000 - 99,999; $100,000 - 249,999; $250,000 and over.  Generally, the premium rates per $1,000 of Face Amount will be lower for Policies in a higher Face Amount band.  Premiums generally are higher for Policies issued for older Insureds.  Premiums also are generally higher for male Insureds than comparable female Insureds.  The Premium Classes available are Standard, Non-Smoker, Non-Smoker with Extra-Premium and Extra-Premium.  Lower premiums are charged to non-smokers who are at least 22 years of age (21 years of age for Policies issued to residents of Texas).  Since there is no Non-Smoker class for Insureds under the age of 22, shortly before an Insured attains age 22, NLICA may notify the Insured about possible classification as a Non-Smoker.  If the Insured does not qualify for the Non-Smoker class or does not respond to the notification, the Insured's Premium Class will remain Standard and the monthly deduction for cost of insurance will be based on Smoker mortality tables (see "Cost of Insurance").  If the Insured does respond to the notification and qualifies as a Non-Smoker, the scheduled premium for the Policy will be reduced and the monthly deduction for cost of insurance will be based on Non-Smoker mortality tables.  Additional premiums are charged for a Policy with an extra-premium class and for any supplementary insurance benefits.  In certain situations, such as term conversions, where less than normal underwriting expenses are incurred, NLICA may allow a credit toward the first scheduled premium.

Representative annual Base Premium amounts payable from the Policy Date until the Premium Change Date for Non-Smoker and Standard Premium Classes are shown in the following table:

	$50,000 Face Amount		$100,000 Face Amount
	Non-Smoker	Standard	Non-Smoker	Standard
Male, Issue Age 25	395.50	503.50	765.00	982.00
Female, Issue Age 35	508.50	594.00	991.00	1,163.00
Male, Issue Age 45	905.00	1,216.00	1,783.00	2,405.00
Female, Issue Age 55	1,236.50	1,442.00	2,445.00	2,856.00

Premiums are payable on an annual, semi-annual or quarterly basis.  Premiums are payable monthly under the Automatic Payment Plan where the Owner authorizes NLICA to withdraw premiums from the Owner's checking account each month.  If premiums are payable under the Automatic Payment Plan and such plan is terminated, the premium payment frequency will be changed to quarterly.  The Owner may make deposits into a Premium Deposit Fund Account (PDF Account).  If the Owner has a PDF Account, NLICA will automatically apply the amount in such account toward payment of the scheduled premium due on the premium due date.  Any amounts held in a PDF Account earn interest at a fixed rate which will be declared by NLICA from time to time.

If scheduled premiums are paid more often than annually, the aggregate yearly premium will be higher.  Although it is not guaranteed that Owners who pay premiums annually and those who pay more frequently than annually will achieve the same Cash Values, the higher premium for those who pay premiums more frequently is intended to decrease the likelihood that the Cash Values for such Owners will be significantly different than those of annual payors.

Since NLICA deducts a premium processing charge of $1.00 from each premium payment, Policies for which premiums are paid more frequently than annually will incur higher aggregate premium processing charges than Policies with premiums paid annually (see "Premium Processing Charge").

The following table compares annual and monthly premiums for Insureds who are in the Non-Smoker Premium Class.  Note that in these examples the sum of 12 monthly premiums for a particular Policy is approximately 106% of the annual premium for the Policy.

	$50,000 Face Amount		$100,000 Face Amount
	Monthly	Annual	Monthly	Annual
Male, Issue Age 25	34.80	395.50	67.32	765.00
Female, Issue Age 35	44.75	508.50	87.21	991.00
Male, Issue Age 45	79.64	905.00	156.90	1,783.00
Female, Issue Age 55	108.81	1,236.50	215.16	2,445.00

Unscheduled Premiums.  The Owner may make unscheduled premium payments at any time, subject to certain minimum and maximum limitations.  The minimum unscheduled premium payment is $25.  The maximum unscheduled premium which NLICA will accept in any Policy Year, without prior approval, is a multiple of the scheduled annual Base Premium, based on the Attained Age of the Insured, as shown in the following table.

Attained Age	Multiple of Scheduled Base Premium
0-59	10
60-65	8
66-70	6
71-75	5
76-80	4
81-85	3
86+	2

The Owner may plan to pay on a regular basis a premium amount in excess of the scheduled premium.  NLICA will show this additional amount as payable on the premium notice.  However, only the required scheduled premium shown on such notice must be paid to keep the Policy in full force.

The Cash Value of the Policy will immediately increase as of the date an unscheduled premium payment is received.  This will increase the likelihood that the Special Premium Payment Provision will go into effect earlier than it otherwise would.  If unscheduled premium payments are made, the Special Premium Payment Provision may go into effect slightly later for a Policy with the Increasing Death Benefit than it would for the same Policy with the Basic Death Benefit.  Of course, the Cash Value may subsequently increase or decrease depending upon the investment experience of the Subaccounts to which the net unscheduled premium is allocated.  Depending upon the circumstances, the Death Benefit may or may not increase when an unscheduled premium payment is received.  If the Special Premium Payment Provision has been in effect and scheduled premiums have been skipped, then payment of unscheduled premiums increases the total premiums paid and therefore can increase the amount of the Surrender Charge.

Premium Change Date.  Each Policy sets forth a scheduled premium amount payable on the Policy Date and on each subsequent premium due date until the Premium Change Date.  Each Policy also sets forth a higher premium amount payable on and after the Premium Change Date.  The Premium Change Date is the Policy Anniversary nearest the Insured's Attained Age 70 or the 15th Policy Year, if later.  Because of the premium change feature, the scheduled premiums payable before the Premium Change Date are lower than would otherwise be available and NLICA is able to provide a Guaranteed Minimum Death Benefit, as long as scheduled premiums are paid when due.

The higher premium amount specified in the Policy which is payable beginning on the Premium Change Date is based on the following assumptions:

1.	no unscheduled premium payments are made;

2.	maximum Cost of Insurance Charges are deducted in all Policy Years; and

3.	the net rate of return for the chosen Subaccount is 4½%.

Two months prior to the Premium Change Date, NLICA will recompute the scheduled premium amount payable on and after such date, assuming all scheduled premiums due before the Premium Change Date are paid.  If the Owner has made unscheduled premium payments, if the Cost of Insurance Charges deducted are less than the maximum charges, if the chosen Subaccount has a net rate of return greater than 4½%, or if any appropriate combination of these factors occurs, the amount of scheduled premiums payable on and after the Premium Change Date will usually be less than the premium amount payable on and after such date as shown in the Policy; in no event will the premium be greater than that shown in the Policy.  If unscheduled premium payments are made, for a Policy with the Increasing Death Benefit, the premium payable on and after the Premium Change Date may be slightly higher than it would be for the same Policy with the Basic Death Benefit.

Special Premium Payment Provision.  If the "Special Premium Payment Provision" is in effect, the Owner will not be required to pay scheduled premiums to keep the Policy in full force.  Generally, this provision will take effect when the Cash Value exceeds a particular amount as described in more detail below.

The Special Premium Payment Provision operates on an annual basis.  NLICA will notify the Owner if this provision goes into effect and each year that it stays in effect.  To determine whether this provision will take effect for a Policy Year, NLICA will calculate whether the Cash Value on the Policy Processing Day 2 months before each Policy Anniversary, plus any scheduled but unpaid premiums due before the Policy Anniversary, exceeds an amount called the Special Premium Payment Single Premium.  This is an amount which if paid as one sum, and given certain assumptions, which are described in the following paragraph, would be sufficient to purchase a single premium life insurance policy at the Insured's Attained Age with a face amount equal to the Policy's Face Amount.  If the Cash Value exceeds this amount and if the required scheduled premiums due before the Policy Anniversary are paid, then the Special Premium Payment Provision goes into effect on that Policy Anniversary and remains in effect for one year.  The Policy will remain in force for that year, regardless of whether the Owner makes premium payments or the Cash Value remains greater than the Special Premium Payment Single Premium (the "SPPSP").  If any premium payments are paid while the Special Premium Payment Provision is in effect, they will be considered unscheduled premium payments.  Therefore, any premiums for supplemental benefits and extra-premium class will not be deducted from such premium payments.  Instead, while the Special Premium Payment Provision is in effect, a portion of the premiums for supplemental benefits and extra-premium class will be deducted from the Cash Value at the premium frequency in effect (see "Supplementary Benefit Charge").

The assumptions on which the SPPSP is based are:

1.	Current cost of insurance rates;

2.	Expense charges described herein;

3.	A Death Benefit equal to the applicable Guaranteed Minimum Death Benefit for the Policy;

4.	An amount sufficient to cover the cost of any supplementary benefits and extra-premium class; and

5.	An assumed interest rate.

The assumed interest rate is 7.5% if the Special Premium Payment Provision was not in effect for the prior Policy Year, and is 9% if the provision was in effect for the prior Policy Year.  Since the 7.5% assumed interest rate results in a higher SPPSP than when the 9% assumed interest rate is used, it is possible for the provision to stay in effect when the factors affecting Cash Value are less favorable than necessary initially to trigger the provision.

Since the effectiveness of the Special Premium Payment Provision depends on the amount of Cash Value, it depends upon all the factors that affect Cash Value, such as the investment experience, the amount and frequency of unscheduled premium payments, and the level of actual cost of insurance and other charges.  Greater investment performance, payment of unscheduled premiums, and lower cost of insurance and other charges will each tend to increase the likelihood that the provision will go into effect.  The provision also depends on the relationship between the Cash Value and the SPPSP, and the SPPSP increases with the Insured's Attained Age.  Therefore, for older Insureds the Cash Value must be correspondingly higher to trigger this provision.

The time that the Special Premium Payment Provision goes into effect may also depend upon whether the Policy has the Basic or Increasing Death Benefit Option.  Assuming that unscheduled premium payments have been made, for a Policy with the Increasing Death Benefit, the Cash Value may be slightly lower and the SPPSP higher than for the same Policy with the Basic Death Benefit.  Therefore, where unscheduled premium payments have been made, the Special Premium Payment Provision may go into effect later for a Policy with the Increasing Death Benefit than it would for the same Policy with the Basic Death Benefit.

For Policies issued to residents of New York State, the determination of whether the Special Premium Payment Provision will take effect is based on whether the Cash Value exceeds the greater of the SPPSP and the Special Premium Payment Tabular Value (the SPPTV).

For a Policy with the Basic Death Benefit, the SPPTV is calculated like the Cash Value of the Policy except that it is based on the following assumptions:

1.	Guaranteed (maximum) cost of insurance rates;

2.	Expense charges described herein;

3.	A net investment return of 4½%;

4.	Payment of all scheduled premiums when due; and

5.	No unscheduled premium payments or policy loans.

Because these assumptions are more conservative than the assumptions used to calculate the SPPSP, for New York Policies it is somewhat less likely, under certain circumstances, that the Special Premium Payment Provision will go into effect as early as it will for other Policies and New York Policies may require a higher net rate of return in order for the Special Premium Payment Provision to remain in effect for a subsequent year.

Automatic Premium Loan.  The Owner may elect the Automatic Premium Loan (APL) provision in the Application for the Policy or by written request after the Policy is issued.  The APL provision will be operative only when premiums are payable other than monthly.  If the APL provision is operative, any scheduled premium which has not been paid by the end of the Grace Period will be paid by a policy loan within 7 days after the end of such Grace Period, provided the Policy has sufficient loan value and the Special Premium Payment Provision is not in effect.  The interest rate charged under the APL provision is the same as that charged for any other Policy loan.  (See "Loan Privilege.")

Premium Limitations.  The Code provides for exclusion of the Death Benefit from a Beneficiary's gross income if total premium payments do not exceed certain stated limits.  In no event can the total of all premiums paid under a Policy exceed such limits.  NLICA has established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits.  If a premium is paid which would result in total premiums exceeding such limits, NLICA will accept only that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy.  NLICA will notify the Owner of available options with regard to the excess premium.  If a satisfactory arrangement is not made, NLICA will refund this excess to the Owner.  If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy's Death Benefit over the Policy's cash surrender value (Cash Value less any applicable Surrender Charge) should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time.  As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.  To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, NLICA will not effect such change.  (See "Federal Income Tax Considerations.")  NLICA reserves the right to require satisfactory Evidence of Insurability before accepting a premium payment that would increase the Net Amount at Risk.

Refund of Excess Premium for Modified Endowment Contracts.  At the time a premium is credited which would cause the Policy to become a Modified Endowment Contract ("MEC"), NLICA will notify the Owner that the Policy will become a MEC unless the Owner requests a refund of the excess premium within 30 days after receiving the notice.  If the Owner requests a refund, NLICA will deduct the Cash Value attributable to the excess premium (including any interest or earnings on the excess premium) from the Subaccounts in the same proportion as the premium was initially allocated to the Subaccounts.  The excess premium paid (including any interest or earnings on the excess premium) will be returned to the Owner.  For more information on MECs, see "Federal Income Tax Considerations."

Allocation of Net Premiums.  In the Application for the Policy, the Applicant elects to have net scheduled premiums (scheduled Base Premiums less 7½% for sales charge and state premium tax charge, see "Premium Expense Charge,") allocated to one or more Subaccounts.  No less than 5% of a Net Premium may be allocated to any chosen Subaccount.  The allocation percentages for the chosen Subaccounts must be in whole numbers.  This initial allocation will remain in effect until changed by written notification to NLICA.

The allocation percentages in effect for net scheduled premiums will also apply to net unscheduled premium payments (unscheduled premium payments less Premium Expense Charges, see "Premium Expense Charge,") unless NLICA is notified that a different allocation is to be used for that particular unscheduled premium.  NLICA must be notified with each unscheduled premium payment whether the allocation percentages for scheduled premiums will be used.  NLICA will allocate the first Net Premium to the Subaccounts on the later of the Issue Date of the Policy or the date NLICA receives the payment at its Service Center.

NLICA will allocate subsequent Net Premiums to the Subaccounts as of the date it receives the payment at its Service Center.  For premiums paid under the Automatic Payment Plan (pre-authorized check or Electronic Funds Transfer), such will be allocated to the Subaccounts on the date NLICA receives credit for the funds.

The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk.  Owners should periodically review their allocation schedule in light of market conditions and the Owner's overall financial objectives.

Replacement of Existing Insurance.  It may not be in an Owner's best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy.  An Owner should compare his or her existing insurance and the Policy carefully.  An Owner should replace his or her existing insurance only when he or she determines that the Policy is better for him or her.  An Owner may have to pay a surrender charge on his or her existing insurance, and the Policy will impose a new surrender charge period.  An Owner should talk to his or her financial professional or tax adviser to make sure the exchange will be tax-free.  If an Owner surrenders his or her existing policy for cash and then buys the Policy, the Owner may have to pay a tax, including possibly a penalty tax, on the surrender.  Because NLICA will not issue the Policy until NLICA has received an initial premium from the existing insurance company, the issuance of the Policy may be delayed.

Disruptive Trading

Neither the Policies nor the Portfolios are designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as "market-timing," "short-term trading," or "disruptive trading").  We discourage (and will take action to deter) disruptive trading in the Policies because the frequent movement between or among Subaccounts may negatively impact other Policy Owners.  Short-term trading can result in:

•	the dilution of the value of Policy Owners' interests in the Portfolio;

•
Portfolio managers taking actions that negatively impact performance (keeping a larger portion of the Portfolio's assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect Policy Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of the Subaccounts that are actively traded will be adversely impacted. Policy Owners remaining in the affected Subaccount will bear any resulting increased costs.

Redemption Fees.  Some Portfolios assess a short-term trading fee in connection with transfers from a Subaccount that occur within 60 days after the date of the allocation to that Subaccount.  The fee is assessed against the amount transferred and is paid to the Portfolio.

Redemption fees compensate the Portfolio for any negative impact on fund performance resulting from short-term trading.  For more information on Short-Term Trading Fees, please see the "Short-Term Trading Fees" provision.

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in disruptive trading practices.  Transaction reports are produced and examined.  Generally, a Policy may appear on these reports if the Policy Owner (or a third party acting on their behalf) engages in a certain number of transfers in a given period.  We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts involved.

As a result of this monitoring process, we may restrict the method of communication by which transfer orders will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Our Response
6 or more transfers in one calendar quarter
We will mail a letter to the Policy Owner notifying them that:
(1)they have been identified as engaging in harmful trading practices; and
(2)if their transfers exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Policy Owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfers in 2 consecutive calendar quarters OR More than 20 transfers in one calendar year	We will automatically limit the Policy Owner to submitting transfer requests via U.S. mail.

Each January 1st, We will start the monitoring anew, so that each Policy starts with 0 transfers each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Policies.  Some investment advisers/representatives manage the assets of multiple NLICA policies and/or contracts pursuant to trading authority granted or conveyed by multiple Policy Owners.  We will generally require these multi-contract advisers to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Policy Owners, Payees, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Policy Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of our monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted. In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.  Any restrictions that we implement will be applied consistently and uniformly.  Some transfers do not count as transfers for purposes of monitoring for disruptive trading (see below).

Portfolio Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Portfolios which allow them to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

(3)	instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the Portfolio (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the Portfolios upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Portfolios.  We and any affected policy owner may not have advance notice of such instructions from a Portfolio to restrict or prohibit further purchases or exchange requests.  If a Portfolio refuses to accept a purchase or exchange request submitted by us, we will keep any affected policy owner in their current Portfolio allocation.

Transfers of Cash Value

Transfers.  The Owner may transfer the Cash Value between and among the Subaccounts by making a transfer request to NLICA.  The amount transferred must be at least $100, unless the total value in an Subaccount is less than $100, in which case the entire amount may be transferred.  The transfer will be effective as of the date of receipt of the transfer request at NLICA's Service Center.  We deduct a $25 charge from the amount transferred for the 5th and each additional transfer in a Policy Year.  We may restrict the quantity and/or mode of communication of transfer requests to prohibit disruptive trading that is deemed potentially harmful to Policy Owners.

Transfer Right for Change in Investment Policy of a Subaccount.  If the investment policy of a Subaccount is materially changed, the Owner may transfer the portion of the Cash Value in such Subaccount to another Subaccount without having such transfer count toward the 4 transfers permitted each Policy Year free of charge.  However, any such transfer will count as a transfer for purposes of monitoring for disruptive trading.

Automatic Asset Rebalancing.  Automatic asset rebalancing is a feature which, if elected, authorizes periodic transfers of policy values among Subaccounts in order to maintain the allocation of such values in percentages that match the then current premium allocation percentages.  Election of this feature may occur at the time of application or at any time after the Policy is issued by properly completing the election form and returning it to NLICA.  The election may be revoked at any time.  Rebalancing may be done annually.  Rebalancing will end when the total value in the Subaccounts is less than $1,000, a transfer is made, or there is a change to the current premium allocation instructions.  There is no additional charge for this program.  NLICA reserves the right to suspend automatic asset rebalancing at any time, for any class of Policies, for any reason.  Automatic asset rebalancing transfers do not count as transfers for purposes of assessing the transfer fee.  However, automatic asset rebalancing transfers do count as transfers for purposes of monitoring for disruptive trading.

Policy Duration

Grace Period for Payment of Scheduled Premiums.  If a scheduled premium is not paid and the Special Premium Payment Provision is not in effect, the Policy will enter a Grace Period.  A Grace Period of 61 days from the due date is allowed for payment of scheduled premiums after the first scheduled premium.  If the Policy enters a Grace Period, NLICA will mail a notice to the Owner's last known address.  The 61-day Grace Period begins on the date of the notice.  If scheduled premiums are paid on or before their due dates or within the Grace Period, the Policy will remain in full force even if the investment experience of the Subaccounts designated by the Owner has been so unfavorable that there is no Cash Value.  When the Special Premium Payment Provision is not in effect and the Automatic Premium Loan provision is not operative, the failure to pay a scheduled premium by the expiration of the Grace Period will cause the Policy to lapse as of the date the unpaid premium was due.  If the Policy lapses, the Owner can surrender the Policy for its Net Cash Surrender Value as of the date of lapse if this is a Valuation Day (otherwise on the Valuation Day next following the date of lapse), apply for reinstatement or continue the insurance as Extended Term Insurance or Reduced Paid Up Insurance.  If the Insured dies during the Grace Period, NLICA will pay the Proceeds.

Reinstatement.  The Policy may be reinstated within three years from the date the unpaid premium was due if it was not surrendered and the Owner provides Evidence of Insurability.  Payment of a premium will be required equal to the greater of:

(a)	all unpaid scheduled premiums with interest at 6% per year compounded annually, plus any policy loan and accrued interest as of the end of the Grace Period; or

(b)
110% of the increase in the cash surrender value (Cash Value less any applicable Surrender Charge) resulting from reinstatement plus all overdue premiums for supplementary insurance benefits with interest at 6% compounded annually.

Upon reinstatement the Policy will have the same Cash Value and Death Benefit as if it had not lapsed.  The date of reinstatement will be the date NLICA approves the application for reinstatement.

Options on Lapse

Extended Term Insurance (ETI).  The Net Cash Surrender Value as of the date this Option is applied, plus Monthly Deductions made on any Policy Processing Day on or after the date of lapse, will be used as a single premium to buy fixed-benefit Extended Term Insurance for the Insured.  The amount of insurance will equal the Death Benefit on the date of lapse minus any loan and accrued interest as of that date.  The term period will be that which the single premium will provide for the Insured's Attained Age and sex.  ETI has a Cash Value but no loan value.  ETI will not be available if the Premium Class is Non-Smoker with Extra-Premium or Extra-Premium or the amount of paid up insurance would be greater than the amount of the ETI.

Reduced Paid Up Insurance (RPU).  The Net Cash Surrender Value as of the date the Option is applied, plus Monthly Deductions made on any Policy Processing Day on or after the date of lapse, will be used as a single premium to buy that amount of fixed-benefit insurance which will continue for the Insured's lifetime based on the Insured's Attained Age and sex.  Reduced Paid Up Insurance has a loan privilege the same as that available for premium paying policies.

NLICA will apply ETI automatically unless it is not available or the Owner selects another option.  If ETI is not available, RPU will be automatic.  A selected option will be applied on the date NLICA receives written request at its home office; NLICA will apply an automatic option three months after the date of lapse.  The option will be effective as of the date of lapse.

Exchange Privilege

Within 6 months after the effective date of a material change in the investment policy of any chosen Subaccount, the Owner may exchange the Policy for a fixed-benefit whole life insurance policy offered by NLICA on the life of the Insured.

No Evidence of Insurability is required to exercise this privilege.  The new policy will have a face amount equal to the Face Amount of the Policy and the same Issue Age, issue date and Premium Class for the Insured as the Policy.  Premiums for the new policy will be based on the rates which were in effect for the new policy on the Policy Date for the Policy.

The exchange will be subject to an equitable adjustment to reflect variances, if any, in the Cash Values and dividends of the Policy and the new policy.  The method of calculating the adjustment is filed by NLICA with the appropriate state insurance regulatory authorities.  Any policy loan and loan interest must be repaid on or before the effective date of the exchange.

Loan Privilege

The Owner may borrow from NLICA using the Policy as sole security for the loan.  The Owner may borrow up to the difference between the Policy's current Loan Value and any outstanding policy loan and accrued interest.  The minimum amount of any policy loan is $300 ($200 for Policies issued to residents of Connecticut), unless used to pay a scheduled premium.  During Policy Years 1 through 3, the loan value of the Policy will be 75% of the cash surrender value (Cash Value less any applicable Surrender Charge); during Policy Year 4 and thereafter it will be 90% of the cash surrender value (90% in all years for Policies issued to residents of Virginia).

If on a Policy Anniversary the outstanding policy loan and accrued interest exceeds the cash surrender value, the Policy will terminate 31 days after NLICA mails notice to the Owner and any assignee of record at their last known addresses, unless a payment of the amount of such excess is made within that period.  In no event will the required payment exceed the amount of the accrued loan interest plus all due and unpaid scheduled premiums.

While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.  The amount of any outstanding policy loan and accrued interest will be deducted in determining the Net Cash Surrender Value or Proceeds at death.

Interest Rate.  The interest rate charged on policy loans will be either a fixed annual rate of 8% or a variable loan interest rate.  The Owner must select one of these rates in the Application for the Policy.  If the fixed rate is selected, the Owner may later change to the variable rate.  Such change will be effective as of the Policy Anniversary following receipt of written notice by NLICA at its Service Center.  The Owner is not permitted to change from the variable rate to the fixed rate.

Interest is due at the end of each Policy Year on the Policy Anniversary.  If not paid when due, the interest will be added to the loan and bear interest, beginning 23 days after the Policy Anniversary, at the applicable policy loan interest rate.

Variable Loan Interest Rate.  The variable loan interest rate will be determined by NLICA to be effective as of the first day of each January, April, July and October, unless the state in which this Policy is delivered requires the determination to be made less frequently, such as yearly.  The maximum interest rate will be the greater of 5½% or the Moody's Corporate Bond Yield Average-Monthly Average Corporates as published by Moody's Investors Service, Inc. (if this average is no longer published, a maximum rate set by state law or by the insurance supervisory official of the state in which the Policy is delivered will apply), for the calendar month ending two months prior to the date of change.  If the maximum interest rate for the new period is at least ½% lower than the loan interest rate currently being charged, the rate for the new period will be decreased such that it is equal to or less than the maximum interest rate allowed for such period.  If the maximum interest rate for the new period is at least ½% higher than the loan interest rate currently being charged, NLICA may, at its discretion, increase the rate for the new period to a rate that is no higher than the maximum interest rate allowed for such period.  Any decrease in the variable loan rate is required; any increase in the rate is optional.  NLICA will not necessarily charge the maximum variable loan interest rate.

Allocation of Loans and Repayments.  When a loan is made, a portion of the Cash Value equal to the amount of the loan is transferred from the Subaccounts to NLICA's General Account.  Repayment of a loan will result in a transfer back to the Subaccounts.  A loan and any repayment will be allocated among the Subaccounts based upon the net Cash Value of each Subaccount as of the date the loan or the repayment is made.

Effect of Loan.  A loan taken from, or secured by, a Policy may, in certain circumstances, have adverse federal income tax consequences (see "Federal Income Tax Considerations").  A loan, whether or not repaid, affects the Policy, the Cash Value, the Net Cash Surrender Value, and the Death Benefit.  Loan amounts are not affected by the investment performance of the Subaccounts.

Interest Rate Credited.  The amount maintained in the General Account will not reflect the investment experience of the Subaccounts during the period the loan is outstanding.  Instead, interest will be credited on each Policy Processing Day on the loaned amount at an annual rate 1.50% below the 8% or variable interest rate charged on the policy loan.

Lapse with Loans Outstanding.  The amount of an outstanding loan under a Policy plus any accrued interest on outstanding loans is not part of Net Cash Surrender Value.  Therefore, the larger the amount of an outstanding loan, the more likely it is that the Policy could lapse.  In addition, if the Policy is not a Modified Endowment Policy, lapse of the Policy with outstanding loans may result in adverse tax consequences.  (See "Tax Treatment of Policy Benefits.")

Withdrawal of Excess Cash Value

The Owner may withdraw excess Cash Value from the Policy if two conditions are met.  First, a cash withdrawal may be made only to the extent that the cash surrender value (the Cash Value minus any applicable surrender charge) is at least $300 more than an amount called the "Withdrawal Single Premium," which depends on the Insured's Attained Age.  Second, a cash withdrawal may be made only if the amount withdrawn does not reduce the Policy's net loan value (Loan Value less existing policy loan and accrued interest) to zero.  (See "Loan Privilege.")  Upon request, NLICA will tell the Owner how much may be withdrawn.

NLICA will process each withdrawal on the date it receives the Owner's request if this is a Valuation Day, otherwise on the Valuation Day next following NLICA's receipt of the request.  NLICA generally will pay a withdrawal request within seven days after the Valuation Day when NLICA receives the request.  NLICA may postpone payment of withdrawals under certain conditions.

No more than four withdrawals may be made in a Policy Year.  A withdrawal cannot be made for less than $300.  Withdrawals cannot be repaid except as premium payments, subject to Premium Expense Charges (see "Premium Expense Charge") and any applicable limits on premium payments (see "Payment and Allocation of Premiums").  If the Owner does not specify an allocation for the withdrawal, it will be allocated among the Subaccounts based upon the net Cash Value of each Subaccount on the date of the withdrawal.
Calculation of Withdrawal Single Premium.  The Withdrawal Single Premium is based on:

(1)	Current cost of insurance rates;

(2)	Expense charges described herein;

(3)	A Death Benefit equal to the applicable Guaranteed Minimum Death Benefit for the Policy;

(4)	An interest rate of 7½%; and

(5)	An amount sufficient to cover the cost of additional premiums for supplementary benefits and extra-premium class.

The Withdrawal Single Premium is the same as the Special Premium Payment Single Premium ("SPPSP") using the 7.5% assumed rate (examples of the 7½% SPPSP are listed in Examples A and B), which is used to calculate whether the Special Premium Payment Provision goes into effect.  Generally a withdrawal of excess cash cannot be made unless the Special Premium Payment Provision is in effect.  There may be limited situations, however, where a cash withdrawal can be made although the Special Premium Payment Provision is not in effect, because the cash surrender value (Cash Value less any applicable Surrender Charge) may have increased since the SPPSP was last calculated.  In addition, the Special Premium Payment Provision may be in effect during periods when cash withdrawals may not be made, for several reasons including: (1) the withdrawal provision depends on whether the cash surrender value exceeds the Withdrawal Single Premium, whereas the Special Premium Payment Provision depends on whether a larger amount, the Cash Value, exceeds the SPPSP; (2) the withdrawal provision is based on the 7.5% SPPSP, whereas a smaller amount, the 9% SPPSP, is used to determine if the Special Premium Payment Provision will remain in effect for another year once it is in effect; and (3) since the minimum cash withdrawal is $300, cash withdrawals are permitted only if the cash surrender value is at least $300 greater than the Withdrawal Single Premium.

For Policies issued to residents of New York State, the amount that may be withdrawn is based on whether the cash surrender value is at least $300 more than the greater of the Withdrawal Single Premium and the Withdrawal Tabular Value.

For a Policy with the Basic Death Benefit, the Withdrawal Tabular Value is calculated like the Cash Value of the Policy except that it is based on the following assumptions:

(1)	Guaranteed (maximum) cost of insurance rates;

(2)	Expense charges described herein;

(3)	A net investment return of 4½%;

(4)	Payment of all scheduled premiums when due; and

(5)	No unscheduled premium payments or policy loans.

Because these assumptions are more conservative than the calculations used to calculate the Withdrawal Single Premium, for New York Policies, it is somewhat less likely under certain circumstances that there can be a withdrawal of excess Cash Value.

Effect of Withdrawal.  Whenever a withdrawal is made, the Death Benefit will immediately be recalculated to take into account the reduction in Cash Value.  This will not change the Guaranteed Minimum Death Benefit or the amount of scheduled premiums payable before the Premium Change Date.  The amount of scheduled premiums after the Premium Change Date may be affected by withdrawals but in no event will they be greater than the amount set forth in the Policy.  A withdrawal may, under certain circumstances, have adverse federal income tax consequences.  (See "Tax Treatment of Policy Benefits.")

Surrender Privilege

The Policy may be surrendered at any time while the Insured is living for its Net Cash Surrender Value.  The Net Cash Surrender Value is the Cash Value minus any policy loan and accrued interest less any Surrender Charge.  NLICA will assess a Surrender Charge if the Policy is surrendered before the 9th Policy Year.  (See "Surrender Charge.")  NLICA will determine the Net Cash Surrender Value on the date it receives at its Service Center a surrender request signed by the Owner if this is a Valuation Day, otherwise on the Valuation Day next following NLICA's receipt of the surrender request.  All coverage and benefits under the Policy will end on the day the Owner mails or otherwise sends the surrender request to NLICA and the Policy cannot be reinstated.  NLICA generally will pay the Net Cash Surrender Value to the Owner in a lump sum within seven days after it receives the Owner's completed, signed surrender request.  NLICA may postpone payment of surrenders under certain conditions.  Surrendering the Policy may have adverse federal income tax consequences.  (See "Federal Income Tax Considerations.")

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate NLICA for (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy.  In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of contracts.

Premium Expense Charge

Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:

Premium Tax Charge.  Various states and some of their subdivisions impose a tax on premiums received by insurance companies.  A charge is deducted from each premium payment to compensate NLICA for paying state premium taxes.  This charge is equal to 2.50% of each scheduled Base Premium or unscheduled premium remaining after the premium processing charge has been deducted.  Premium taxes vary from state to state and the 2.50% is the average rate expected to be paid on premiums received in most states.  This charge may be increased in certain localities when substantial additional premium taxes are assessed.

Sales Charge.  A charge of 5% of each scheduled Base Premium or unscheduled premium remaining after the premium processing charge has been deducted.  This charge is deducted from each premium payment to partially compensate NLICA for the cost of selling the Policy (There also is a Contingent Deferred Sales Charge which is deducted only if the Policy is surrendered or lapses in the first 9 Policy Years.  See "Contingent Deferred Sales Charge.")

Premium Processing Charge.  NLICA will deduct a charge of $1.00 from each premium payment to cover the cost of collecting and processing premium payments.  Policies for which premiums are paid annually will therefore incur lower aggregate premium processing charges than Policies with premiums paid more frequently.

The Premium Tax Charge and Sales Charge are a percentage of each scheduled Base Premium and unscheduled premium.  This means that the greater the amount and frequency of premium payments the Owner makes, the greater the amount of these charges NLICA will assess.

Surrender Charges

A Surrender Charge, which consists of a Contingent Deferred Administrative Charge and a Contingent Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 9th Policy Year.  The Surrender Charge is deducted from the Subaccounts based on the proportion that the Owners' value in the Subaccounts bears to the total unloaned Cash Value of the Policy.

These Surrender Charges are designed partially to compensate NLICA for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of Applications for insurance, processing of the Applications, establishing policy records and Policy issue.  NLICA does not expect the Surrender Charges to cover all of these costs.  To the extent that they do not, NLICA will cover the short-fall from its General Account assets, which may include profits from the Mortality and Expense Risk Charge and Cost of Insurance Charge.

Contingent Deferred Administrative Charge.  The Contingent Deferred Administrative Charge is as follows:

Policy Year	Charge per $1,000 Face Amount
1-5	$5.00
6	4.00
7	3.00
8	2.00
9	1.00
10	0

Contingent Deferred Sales Charge.  The Contingent Deferred Sales Charge is to partially compensate NLICA for the cost of selling the Policy.

If the Special Premium Payment Provision has never been in effect as of the date of surrender or lapse, then the Contingent Deferred Sales Charge is a percentage of the lesser of:

(i)	the total premiums paid, less premium processing charges, to the date of surrender or lapse; and

(ii)
the scheduled Base Premiums payable up to such date (scheduled Base Premiums are total scheduled premiums less premium processing charges and premiums for supplementary benefits and for extra-premium class);

If the Special Premium Payment Provision has been in effect prior to the date of surrender or lapse, then the Contingent Deferred Sales Charge is a percentage of the lesser of:

(i)	the total premiums paid, less premium processing charges, to the date of surrender or lapse; and

(ii)	the scheduled Base Premium that would have been payable up to such date if the Special Premium Payment Provision had never been in effect.

The maximum Contingent Deferred Sales Charge is an amount equal to 25% of the first year's scheduled Base Premium, plus 5% of the scheduled Base Premiums for Policy Years 2, 3, 4 and 5.  Expressed differently, this equals 9% of the total scheduled Base Premiums for Policy Years 1 through 5.  The maximum Contingent Deferred Sales Charge will be applied to Policies that lapse or are surrendered during Policy Year 5.  Thereafter, the Contingent Deferred Sales Charge will be reduced each year until it becomes zero in Policy Years 10 and thereafter.

The following table shows the rates that will apply when Policies with premiums payable annually (and for Insureds with an Issue Age of 65 or less) are surrendered or lapse.

For Policies Which Are Surrendered or Lapse During Policy Year	The Contingent Deferred Sales Charge Rates Will Be The Following Percentage of One Scheduled Annual Premium	Which is Equal to the Following Percentage of the Scheduled Premiums Up to the Date of Surrender or Lapse
1	25%	25.00%
2	30%	15.00%
3	35%	11.66%
4	40%	10.00%
5	45%	9.00%
6	40%	6.66%
7	30%	4.28%
8	20%	2.50%
9	10%	1.11%
10 and later	Zero	Zero

For Insureds whose Issue Age is above 65, the rates that will apply when Policies with premiums payable annually are surrendered or lapse will be less than or equal to those shown in the table above.

For Policies with premiums payable more frequently than annually, the maximum Contingent Deferred Sales Charge is also 25% of the first year's scheduled Base Premiums due on or before the date of surrender or lapse plus 5% of the scheduled Base Premiums for Policy Years 2, 3, 4 and 5 which are payable on or before the date of surrender or lapse (or the same percentages of total premiums paid, if less).  The charge declines uniformly in Policy Years 6 through 9 until it becomes zero for Policy Years 10 and thereafter.  Although the rate of the Contingent Deferred Sales Charges is the same for annual premium Policies and Policies with premiums paid more frequently than annually, for Policies surrendered at the end of a Policy Year, the dollar amount of this charge will be higher for Policies with premiums paid more frequently than for annual premium Policies because the total amount of the scheduled premiums is higher.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us subject to the following:

•	the exchange and waiver may be subject to your providing us new evidence of insurability and our underwriting approval; and

•      you have not elected the Disability Waiver of Premium Rider,

We may impose a new surrender charge on the policy received in the exchange.

Monthly Deductions

Charges will be deducted from the Policy's Cash Value on the Policy Date and on each Policy Processing Day to compensate NLICA for administrative expenses and for the insurance coverage provided by the Policy.  The Monthly Deduction consists of five components – (a) the Cost of Insurance Charge, (b) Administration Charge, (c) Minimum Death Benefit Guarantee Charge, (d) First Year Policy Charge, and (e) Supplementary Benefit Charge.  Because portions of the Monthly Deduction, such as the Cost of Insurance Charge, can vary from month to month, the Monthly Deduction may vary in amount from month to month.  The Monthly Deduction is deducted from the Subaccounts based on the proportion that the Owner's value in the Subaccounts bears to the total unloaned Cash Value of the Policy.

Cost of Insurance.  Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary.  NLICA will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each policy month.  If any unscheduled premium payments are made, this charge may be slightly higher for a Policy with the Increasing Death Benefit than for the same Policy with the Basic Death Benefit.

The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy's Cash Value.  The Net Amount at Risk is affected by investment performance, loans, payments of premiums, Policy fees and charges, the Death Benefit option chosen, and withdrawal of excess Cash Value.  In calculating the Cost of Insurance Charge, the rate for the Premium Class on the Policy Processing Day is applied to the Net Amount at Risk.

Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.  NLICA expects to profit from Cost of Insurance Charges and may use these profits for any lawful purpose including covering distribution expenses.

Cost of Insurance Rate.  The cost of insurance rate is based on the Attained Age, Sex, and Premium Class of the Insured.  The actual monthly cost of insurance rates will be based on NLICA's expectations as to future mortality and expense experience.  They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy.  The guaranteed maximum rates are based on the Insured's Attained Age, Sex, Premium Class, and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table.  For Policies issued in states which require "unisex" policies (currently Montana) or in conjunction with employee benefit plans, the maximum Cost of Insurance Charge depends only on the Insured's Age, Premium Class and the 1980

Commissioners Standard Ordinary Mortality Table NB and SB.  Any change in the cost of insurance rates will apply to all persons of the same Attained Age, Sex, and Premium Class.

Premium Class.  The Premium Class of the Insured will affect the cost of insurance rates.  NLICA uses an industry-standard method of underwriting in determining Premium Classes, which are based on the health of the Insured.  NLICA currently places Insureds into one of two standard classes – smoker and nonsmoker – or into classes with extra ratings, which reflect higher mortality risks and higher cost of insurance rates.

Administration Charge.  A monthly Administration Charge of $3.25 and $0.015 per $1,000 of Face Amount is deducted from the Cash Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction.  This charge is intended to reimburse NLICA for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.

Minimum Death Benefit Guarantee Charge.  This charge compensates NLICA for the risk it assumes by guaranteeing that, no matter how unfavorable investment experience may be, as long as required scheduled premiums are paid when due the Death Benefit will never be less than the Face Amount of the Policy if the Basic Death Benefit applies and the Face Amount of the Policy plus the sum of unscheduled premiums received by NLICA as of the date of death if the Increasing Death Benefit applies.  This charge is equal to $0.01 per $1,000 of the applicable Guaranteed Minimum Death Benefit.  For a Policy with a Guaranteed Minimum Death Benefit of $50,000, the deduction will be $0.50 per month or $6.00 per year.

First Year Policy Charge.  A charge of $5.00 will be deducted on each of the first 12 Policy Processing Days.  This charge in conjunction with the Contingent Deferred Administrative Charge compensates NLICA for expenses, other than sales expenses, incurred in conjunction with issuance of the Policy.

Supplementary Benefit Charge.  If the Special Premium Payment Provision is in effect, charges for any supplementary benefits or for extra-premium class will be deducted on each Policy Processing Day a scheduled premium otherwise would be due.  These charges will be 92.5% of the premiums otherwise payable for these benefits.

Mortality and Expense Risk Charge

A daily charge will be deducted from the value of the net assets of the Subaccounts to compensate NLICA for mortality and expense risks assumed in connection with the Policy.  This charge will be deducted at an annual rate of 0.60% (or a daily rate of 0.001644) of the average daily net assets of each Subaccount.  The mortality risk assumed by NLICA is that Insureds may live for a shorter time than projected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received.  The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy.

If the Mortality and Expense Risk Charge proves insufficient, NLICA will provide for all death benefits and expenses and any loss will be borne by NLICA.  Conversely, NLICA will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

Transfer Charge

We currently allow you to make 4 transfers among the Subaccounts each Policy Year with no additional charge.

•
We deduct $25 for the 5th and each additional transfer made during a Policy Year to compensate us for the costs of processing these transfers.  We deduct the transfer charge from the amount being transferred.

•	For purposes of assessing the transfer charge, we consider each telephone, fax, e-mail, or Written Request to be one transfer, regardless of the number of Subaccounts affected by the transfer.

•
Transfers due to automatic asset rebalancing, loans, the exchange privilege, the special transfer right, change in Subaccount investment policy, or the initial reallocation of account values from the Money Market Subaccount do not count as transfers for the purpose of assessing this charge.

Short-Term Trading Fees

Some Portfolios may assess (or reserve the right to assess) a short-term trading fee (or "redemption fee") in connection with transfers from a Subaccount that occur within 60 days after the date of allocation to the Subaccount.

Short-Term Trading Fees are intended to compensate the Portfolio (and Policy Owners with interests allocated in the Portfolio) for the negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any Portfolio available in conjunction with the Policies described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Subaccounts corresponding to Portfolios that charge such fees (see the Portfolio prospectus).  Any Short-Term Trading Fees paid are retained by the Portfolio and are part of the Portfolio’s assets.  Policy Owners are responsible for monitoring the length of time allocations are held in any particular Subaccount.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Portfolios offered under the Policy that assess (or reserve the right to assess) a Short-Term Trading Fee, please refer to the list of available Portfolios earlier in this prospectus.

If a redemption fee is assessed, the Portfolio will charge the Variable Account 1% of the amount determined to be engaged in short-term trading.  The Variable Account will then pass the Short-Term Trading Fee on to the specific Policy Owner that engaged in short-term trading by deducting an amount equal to the redemption fee from that Policy Owner’s sub-account value.  All such fees will be remitted to the Portfolio; none of the fee proceeds will be retained by us or the Variable Account.

When multiple Net Premiums (or exchanges) are made to a Subaccount that is subject to Short-Term Trading Fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the short-term trading fees.  Transactions that are not subject to short-term trading fees include:

•	scheduled and systematic transfers, such as Dollar Cost Averaging and Automatic Asset Rebalancing;

•	Policy loans or surrenders; or

•	payment of the Insurance Proceeds upon the Insured's death.

New share classes of certain currently available Portfolios may be added as investment options under the Policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Net Premiums and exchange reallocations to the Portfolios in question may be limited to the new share class.

Loan Interest Charge

Loan interest is charged in arrears on the amount of an outstanding policy loan.  Loan interest that is unpaid when due will be added to the amount of the loan on each Policy Anniversary and will bear interest at the same rate.  NLICA charges either an annual fixed interest rate of 8.00% or a variable loan interest rate on policy loans.  The maximum variable interest rate is the greater of 5.50% or the Moody's Corporate Bond Yield Average-Monthly Average Corporates as published by Moody's Investors Services, Inc.

After offsetting the interest NLICA guarantees it will credit on loaned amounts, which is equal to an annual rate of 1.50% below the 8.00% fixed interest rate or variable loan interest rate, the net cost of loans is 1.50% (annually).

Charge for Income Taxes

NLICA currently does not charge the Separate Account for its corporate federal income taxes.  However, NLICA may make such a charge in the future if there are any taxes that are attributable to that account.  Charges for other applicable taxes attributable to the account also may be made.

Guarantee of Certain Charges

NLICA guarantees that it will not increase the charges deducted from premiums, and the charge to the Separate Account for mortality and expense risks.

Other Charges

The Separate Account purchases shares of the Funds at net asset value.  The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds' Portfolios.  The fees and expenses for the Funds and their Portfolios are described in the prospectuses of the Funds.

OWNERSHIP AND BENEFICIARY RIGHTS

The Owner is the Insured unless a different Owner is named in the Application or thereafter changed.  While the Insured is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by NLICA.  If the Insured and Owner are not the same, and the Owner dies before the Insured, these rights will vest in the estate of the Owner, unless otherwise provided.  The principal rights of the Owner include selecting and changing the Beneficiary, changing the Owner, and assigning the Policy.  Changing the Owner or assigning the Policy may result in tax consequences.

The principal right of the Beneficiary is the right to receive the Proceeds under the Policy.

MODIFYING THE POLICY

Any modification or waiver of NLICA's rights or requirements under the Policy must be in writing and signed by NLICA's president or a vice president.  No agent may bind NLICA by making any promise not contained in the Policy.

Upon notice to the Owner, NLICA may modify the Policy:

•
to conform the Policy, NLICA's operations, or the Separate Account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, NLICA, or the Separate Account is subject;

•	to assure continued qualification of the Policy as a life insurance contract under the federal tax laws; or

•      to reflect a change in the Separate Account's operation.

If NLICA modifies the Policy, NLICA will make appropriate endorsements to the Policy.  If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, NLICA reserves the right to amend the provision to conform with these laws.

TELEPHONE, FAX, AND E-MAIL REQUESTS

In addition to written requests, transfers, automatic asset rebalancing, loans (excluding 403(b) plans), exercise of the Special Transfer Right, and partial withdrawals (fax and e-mail only) may be made based upon instructions given by telephone, fax, and e-mail, provided the appropriate election has been made at the time of application or proper authorization is provided to NLICA.  NLICA reserves the right to suspend telephone, fax, and/or e-mail privileges at any time for any class of Policies, for any reason.

NLICA will employ reasonable procedures to confirm that instructions communicated by telephone, fax, and e-mail are genuine, and if NLICA follows such procedures, it will not be liable for any losses due to unauthorized or fraudulent instructions.  NLICA, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures NLICA will follow for telephone, fax, and e-mail transactions include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of any instructions given by telephone.

Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is the Owner's, the Owner's service provider's or agent's, or NLICA's, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the processing of a request.  Although NLICA has taken precautions to help its systems handle heavy use, NLICA cannot promise complete reliability under all circumstances.  If problems arise, the request should be made by writing to the Service Center.

If the Owner is provided a personal identification number ("PIN") in order to execute electronic transactions, the Owner should protect his or her PIN, because self-service options will be available to the Owner's agent of record and to anyone who provides the Owner's PIN.  NLICA will not be able to verify that the person providing instructions by telephone, fax, or e-mail is the Owner or is authorized by the Owner.

DIVIDENDS

The Policy is participating; however, no dividends are expected to be paid on the Policy.  If dividends are ever declared, they will be paid under one of the following options:

(a)	paid in cash; or

(b)	applied as a scheduled or unscheduled Net Premium.

The Owner must choose an option at the time the Application for the Policy is signed.  If no option is chosen, any dividend will be applied as a Net Premium payment.  The Owner may change the option by giving written notice to NLICA.

For Policies sold in New York State, if dividends are ever declared they will be paid under one of the options above, or left to accumulate at interest or used to buy paid-up additions, as chosen by the Owner.

SUPPLEMENTARY BENEFITS

The following riders offer other supplementary benefits.  Most are subject to various age and underwriting requirements and most must be purchased when the Policy is issued.  The cost of each rider is included in the Monthly Deduction.  (See the Fee Table for more information concerning rider expenses.)

An Owner's agent can help determine whether any of the riders are suitable.  For example, an Owner should consider a number of factors when deciding whether to purchase coverage under the base Policy only or in combination with the Guaranteed Purchase Option rider.  Even though the death benefit coverage may be the same (regardless of whether an Owner purchases coverage under the Policy only or in combination with this rider), there may be important cost differences between the Policy and the rider.  The most important factors that will affect an Owner's decision are (a) the amount of premiums an Owner pays, (b) the Cost of Insurance Charges under the Policy and under the rider, (c) the investment performance of the Subaccounts in which an Owner allocates premiums, (d) an Owner's level of risk tolerance, and (e) the length of time an Owner plans to hold the Policy.  Owners should carefully evaluate all of these factors and discuss all of these options with their agents.  For more information on electing a rider, contact the Service Center for a free copy of the SAI, and for personalized illustrations that show different combinations of the Policy with various riders.  These riders may not be available in all states.  Please contact the Service Center for further details.

NLICA currently offers the following riders under the Policy:

•	Disability Waiver of Premium;

•	Accelerated Death Benefit;

•	Accidental Death Benefit; and

•	Guaranteed Purchase Option.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations.  This discussion is not intended as tax advice.  Please consult counsel or other qualified tax advisers for more complete information.  We base this discussion on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS").  Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy.  A Policy must satisfy certain requirements set forth in the  Code in order to qualify as a life insurance policy for federal income tax purposes and to receive the tax treatment normally accorded life insurance policies.  The manner in which these requirements are to be applied to certain features of the Policy are not directly addressed by the Code, and there is limited guidance as to how these requirements are to be applied.  We anticipate that a Policy should satisfy the applicable Code requirements.  Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of these requirements to the Policy, particularly if you pay the full amount of Premiums permitted under the Policy.  In addition, if you elect the Accelerated Death Benefit Rider, LTC Accelerated  Rider or LTC Extended Rider, the tax qualification consequences associated with continuing the Policy after a distribution is made are unclear.  Please consult a tax adviser on these consequences.  If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with these requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets.  Where this is the case, the policy owners have been currently taxed on gains attributable to the separate account assets.  There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate Premiums and Policy Account Values, have not been explicitly addressed in published rulings.  While we believe that the Policy does not give you investment control over Separate Account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be "adequately diversified" in order to treat the Policy as a life insurance policies for federal income tax purposes.  We intend that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance policy for federal income tax purposes.

Tax Treatment of Policy Benefits

In General. The death benefit under a Policy should be excludible from the Beneficiary's gross income.  Federal, state and local transfer and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the Beneficiary's circumstances.  You should consult a tax adviser  on these consequences.

Generally, you will not be deemed to be in receipt of the Policy Account Value until there is a distribution.  When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

Modified Endowment Contracts.  Under the Code, certain life insurance policies are classified as "MECs," which have less favorable income tax treatment than other life insurance policies.  Due to the Policy's flexibility as to Premiums and benefits, each Policy's individual circumstances will determine whether the Policy is classified as a MEC.  In general, a Policy will be classified as a MEC if the amount of Premiums paid into the Policy causes the Policy to fail the "7-pay test."  A Policy will fail the 7-pay test if at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven Policy Years, for example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount.  If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be retested as if it were a newly issued Policy.  A material change may occur, for example, when there is an increase in the death benefit that is due to the payment of an unnecessary Premium.  Unnecessary Premiums are Premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years.  To prevent your Policy from becoming a MEC, it may be necessary to limit Premiums or to limit reductions in benefits.  A current or prospective Owner should consult a tax adviser to determine whether a Policy transaction will cause the Policy to be classified as a MEC.

Distributions from Modified Endowment Contracts.  Policies classified as MECs are subject to the following tax rules:

•
All distributions other than death benefits from a MEC, including distributions upon Surrender and partial withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time.  They will be treated as tax-free recovery of the Owner's investment in the Policy only after all such excess has been distributed.  "Total investment in the Policy" means the aggregate amount of any Premiums or other considerations paid for a Policy, plus any previously taxed distributions.

•	Loans taken from such a Policy (or secured by such a Policy, e.g., by pledge or assignment) are treated as distributions and taxed accordingly.

•
A 10% additional income tax penalty is imposed on the amount includible in income except where the distribution or loan is made after you have attained age 59½ or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC.  In addition, distributions from a Policy within 2 years before it becomes a MEC will be taxed in this manner.  This means that a distribution made from a Policy that is not a MEC at the time when the distribution is made, could later become taxable as a distribution from a MEC.

Distributions from Policies that are not Modified Endowment Contracts.  Distributions other than death benefits from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and then as taxable income after the recovery of all investment in the Policy.  However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance policy for federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions.  However, the tax consequences associated with Policy loans after the later of the Policy's 10th anniversary or Attained Age 60 is less clear and a tax adviser should be consulted about such loans.

Finally, distributions from, and loans from (or secured by) a Policy that is not a MEC are not subject to the 10% additional tax.

Multiple Policies.  All MECs that we issue (and that our affiliates issue) to the same Owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

Policy Loans.  In general, interest you pay on a loan from a Policy will not be deductible.  If a loan from a Policy that is not a MEC is outstanding when the Policy is canceled or Lapses, the amount of the outstanding Indebtedness will be added to the amount distributed and will be taxed accordingly.  Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Business Uses of the Policy.  The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser as to the tax attributes of the arrangement.  In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses.  Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.  Also, see, “Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers,” below.

Tax Shelter Regulations.  Prospective Owners should consult a tax adviser about the treatment of the Policy under the Treasury Regulations applicable to tax shelters.

Withholding.  To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability.  Recipients can generally elect, however, not to have tax withheld from distributions.

Alternative Minimum Tax.  There may be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Owner is subject to that tax.

Continuation of Policy Beyond Age 100.  The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear.  You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

Other Policy Owner Tax Matters.  The transfer of the Policy or designation of a Beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes.  For example, the transfer of the Policy to, or the designation as a Beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the Owner may have gift, estate, and/or generation-skipping transfer tax consequences under federal tax law.  The individual situation of each Owner or Beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of the Policy proceeds will be treated for purposes of federal, state, and local estate, inheritance, generation-skipping, and other taxes.

Possible Tax Law Changes.  While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise.  It is even possible that any legislative change could be retroactive (effective prior to the date of the change).  You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

Special Rules for Pension and Profit-Sharing Plans.  If a Policy is purchased by a pension or profit-sharing plan, or similar deferred compensation arrangement, the federal, state and estate tax consequences could differ.  A competent tax adviser should be consulted in connection with such a purchase.

The amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan are limited.  The current cost of insurance for the net amount at risk is treated as a "current fringe benefit" and must be included annually in the plan participant's gross income.  The amount of this cost should be reported to the participant annually.  If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's Beneficiary, then the excess of the death benefit over the Policy Account Value is not subject to the federal income tax.  However, the Policy Account Value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy.  Policies owned under these types of plans may be subject to restrictions under the Employee Retirement Income Security Act of 1974 ("ERISA").  You should consult a qualified adviser regarding ERISA.

Department of Labor ("DOL") regulations impose requirements for participant loans under retirement plans covered by ERISA.  Plan loans must also satisfy tax requirements to be treated as nontaxable.  Plan loan requirements and provisions may differ from Policy loan provisions.  Failure of plan loans to comply with the requirements and provisions of the DOL regulations and of tax law may result in adverse tax consequences and/or adverse consequences under ERISA.  Plan fiduciaries and participants should consult a qualified adviser before requesting a loan under a Policy held in connection with a retirement plan.

Special Rules for 403(b) Arrangements. If a Policy is purchased in connection with a Section 403(b) tax-sheltered annuity program, the "Special Rules for Pension and Profit-Sharing Plans" discussed above may be applicable.  In July, 2007, the IRS and the Treasury Department released final regulations that prohibit the purchase of a life insurance policy in a 403(b) plan after September 23, 2007.  In addition, Premiums, distributions and other transactions with respect to the Policy must be administered, in coordination with the Section 403(b) annuity, to comply with the requirements of Section 403(b) of the Code.  A competent tax adviser should be consulted.

Foreign Tax Credits.  To the extent that any underlying eligible Portfolio makes the appropriate election, certain foreign taxes paid by the Portfolio will be treated as being paid by us, and we may deduct or claim a tax credit for such taxes.  The benefits of any such deduction or credit will not be passed through to Policy Owners.

Accelerated Death Benefit Rider.  The federal income tax consequences associated with the Accelerated Death Benefit Rider are uncertain.  You should consult a qualified tax adviser about the consequences of requesting payment under this Rider.  See "Death Benefit - Accelerated Death Benefit."
Long-Term Care Benefit Riders.  For a discussion of the tax consequences associated with the Long-Term Care Benefit Riders offered under the Policy, see "Death Benefit - Long-Term Care Benefit ."

Other Supplemental Benefits and Riders.  A further discussion of the tax consequences associated with particular supplemental benefits and Riders available under the Policy can be found in the SAI.

Special Considerations For Life Insurance Policies Owned By Corporations or Other Employers.
In 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance policies owned by the employer of the Insured.  These provisions are generally effective for life insurance policies issued after August 17, 2006.  However, policies issued after that date pursuant to a Section 1035 exchange are excluded from the operation of these new provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policyholder for the policy.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are as follows:  Prior to the issuance of the company, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be insured at the time that the policy is issued; (b) the employee provides written consent to being insured under the policy and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the policy is issued the Insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except “35%” is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned policy to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that you will be the beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received.  If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Split Dollar Arrangements

You may enter into a split dollar arrangement with another Owner or another person(s) whereby the payment of Premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Insurance Proceeds) are split between the parties.  There are different ways of allocating these rights.  For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the Premiums and will have the right to receive the Net Cash Surrender Value.  The employee may designate the Beneficiary to receive any Insurance Proceeds in excess of the Net Cash Surrender Value.  If the employee dies while such an arrangement is in effect, the employer would receive from the Insurance Proceeds the amount that he would have been entitled to receive upon Surrender of the Policy and the employee's Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a split dollar arrangement will be binding on us unless it is in writing and received by us at our Service Center.

The Sarbanes-Oxley Act of 2002 (the "Act") prohibits, with limited exceptions, publicly traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers.  It is possible that this prohibition may be interpreted as applying to split dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002.  Any affected business contemplating the payment of a Premium on an existing Policy, or the purchase of a new Policy, in connection with a split dollar life insurance arrangement should consult legal counsel.

In addition, the IRS and Treasury Department issued guidance that substantially affects the tax treatment of split dollar arrangements.  The parties who elect to enter into a split dollar arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement, and before entering into or paying additional Premiums with respect to such arrangements.

VOTING RIGHTS

All of the assets held in the Subaccounts of the Separate Account will be invested in shares of corresponding Portfolios of the Funds.  The Funds do not hold routine annual shareholders' meetings.  Shareholders' meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.  NLICA is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders' meeting.  However, in accordance with its view of present applicable law, NLICA will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners.  Fund shares held in each Subaccount for which no timely instructions from Owners are received will be voted by NLICA in the same proportion as those shares in that Subaccount for which instructions are received.

Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions.  Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are allocated.  The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy's value in that Subaccount by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting.  Fractional shares will be counted.  For each share of a Portfolio for which Owners have no interest, NLICA will cast votes, for or against any matter, in the same proportion as Owners vote.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

If required by state insurance officials, NLICA may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios.  In addition, NLICA may disregard voting instructions in favor of changes initiated by an Owner or the Fund's Board of Directors provided that NLICA's disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the Portfolio's objectives and purposes, and the effect the change would have on NLICA.  If NLICA does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

The voting rights described in this prospectus are created under applicable federal securities laws and regulations.  If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict voting rights, NLICA reserves the right to proceed in accordance with any such changed laws or regulations.

DISTRIBUTION OF POLICIES

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

Policy Pricing

During the Policy's early years, the expenses we incur in distributing and establishing the Policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the Policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the Policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the Policy's pricing structure.

Distribution, Promotional, and Sales Expenses. Commissions to broker-dealer firms are one of the promotional and sales expenses we incur when distributing the Policy.  During the first Policy Year, the maximum sales commission payable to firms will be approximately 91% of Premiums paid up to a specified amount, and 2% of Premiums paid in excess of that amount.  During Policy Years 2 through 10, the maximum sales commission will not be more than 2% of Premiums paid, and after Policy Year 10, the maximum sales commission will be 0% of Premiums paid.  Further, for each Premium received within 10 years following an increase in Face Amount, a commission on that Premium will be paid up to the specified amount for the increase in each year; the commission will be calculated using the commission rates for the corresponding Policy Year.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.  Firms may be required to return first year commission (less the deferred sales charge) if the Policy is not continued through the first Policy Year.  In lieu of these premium-based commissions, we may pay an equivalent asset-based commission, or a combination of the two.  Individual registered representatives typically receive a portion of the commissions paid to their broker-dealer firm, depending on their particular arrangement.  The amount of commissions we pay depends on factors such as the amount of premium we receive from the broker-dealer firm and the scope of the services they provide.

In addition to commissions, we may also furnish marketing and expense allowances to certain broker-dealer firms based on our assessment of that firm’s capabilities and demonstrated willingness to promote and market our products.  The firms determine how these allowances are spent.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Portfolio Payments

Our Relationship with the Portfolios. The Portfolios incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates Policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each Portfolio daily.  The separate account (not the Policy Owners) is the Portfolio shareholder.

When the separate account aggregates transactions, the Portfolio does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the Policy (as discussed above), which benefit the Portfolios by providing Policy Owners with Subaccount options that correspond to the Portfolios.

An investment adviser or subadviser of a Portfolio or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the Policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the Policy.

Types of Payments We Receive. In light of the above, the Portfolios or their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the Portfolios attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the Portfolios, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Portfolio 12b-1 fees, which are deducted from Portfolio assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the Portfolio, which may be deducted from Portfolio assets; and

•
Payments by a Portfolio’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from Portfolio assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated Portfolios (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the Portfolios for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated Portfolios than unaffiliated Portfolios.

We took into consideration the anticipated payments from the Portfolios when we determined the charges imposed under the policies (apart from fees and expenses imposed by the Portfolios).  Without these payments, we would have imposed higher charges under the Policy.

Amount of Payments We Receive.  For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most Portfolios or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from Portfolio to Portfolio and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the Portfolios attributable to the Policy, we and our affiliates may receive higher payments from Portfolios with lower percentages (but greater assets) than from Portfolios that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Portfolios.   We may consider several criteria when identifying the Portfolios, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the Portfolio’s adviser or subadviser is one of our affiliates or whether the Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be Portfolios with lower fees, as well as other variable policies that offer Portfolios with lower fees.  You should consider all of the fees and charges of the Policy in relation to its features and benefits when making your decision to invest.  Please note that higher Policy and Portfolio fees and charges have a direct effect on your investment performance.

STATE VARIATIONS

Any state variations in the Policy are covered in a special policy form for use in that state.  The prospectus and SAI provide a general description of the Policy.  An Owner's actual Policy and any endorsements or riders are the controlling documents.  To review a copy of his or her Policy and its endorsements and riders, if any, the Owner should contact NLICA's Service Center.

LEGAL PROCEEDINGS

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of

America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor, Nationwide Investment Services Corporation, is not engaged in litigation of a material nature.

FINANCIAL STATEMENTS

NLICA's consolidated financial statements and the financial statements of the Separate Account are contained in the SAI.  NLICA's consolidated financial statements should be distinguished from the Separate Account's financial statements and Owners should consider NLICA's consolidated financial statements only as bearing upon its ability to meet its obligations under the Policies.  For a free copy of these consolidated financial statements and/or the SAI, Owners should call or write to NLICA at its Service Center.

DEFINITIONS

Application	The application the Owner must complete to purchase a Policy plus all forms required by NLICA or applicable law.
Attained Age	The Issue Age of the Insured plus the number of full Policy Years since the Policy Date.
Base Premium	Total scheduled premium minus the premium processing charge and any premium for supplementary benefits and extra-premium class.
Beneficiary
The person(s) or entity(ies) designated to receive all or some of the Proceeds when the Insured dies.  The Beneficiary is designated in the Application or if subsequently changed, as shown in the latest change filed with NLICA.  If no Beneficiary survives and unless otherwise provided, the Insured's estate will be the Beneficiary.

Cash Value
The total amount invested under the Policy.  It is the sum of the Cash Values in the Subaccounts.  If there is an outstanding policy loan, the Cash Value in the General Account will be added to the Cash Value of the Subaccounts to determine the Cash Value of the Policy.

Death Benefit
The greatest of: (1) the applicable Guaranteed Minimum Death Benefit for the Policy; (2) the Face Amount plus the amount by which the Cash Value on the date of death exceeds the appropriate Special Premium Payment Single Premium; or (3) the Cash Value on the date of death times the appropriate Death Benefit Factor.  This amount is adjusted to determine the Proceeds at death which is paid to the Beneficiary.

Evidence of Insurability
The medical records or other documentation that NLICA may require to satisfy the Policy's underwriting standards.  NLICA may require different and/or additional evidence depending on the Insured's Premium Class; for example, NLICA generally requires more documentation for Insureds in classes with extra ratings.  NLICA also may require different and/or additional evidence depending on the transaction requested; for example, NLICA may require more documentation for the issuance of a Policy than to reinstate a Policy.

Face Amount
The Face Amount is specified in the Policy.  If scheduled premiums are paid when due and there are no outstanding policy loans, this will be the minimum Death Benefit.  The Owner may not increase or decrease the Face Amount.

Grace Period	The 61-day period allowed for payment of a premium following the date NLICA mails notice of the amount required to keep the Policy in force.
Insured	The person upon whose life the Policy is issued.
Issue Age	The age of the Insured at his or her birthday nearest the Policy Date. The Issue Age is stated in the Policy.
Loan Value	The maximum amount that may be borrowed under the Policy.
Minimum Face Amount	The Minimum Face Amount is $50,000.
Monthly Deductions
The amount deducted from the Cash Value on each Policy Processing Day.  It includes the Cost of Insurance Charge, Administration Charge, Minimum Death Benefit Guarantee Charge, First Year Policy Charge, and the Supplementary Benefit Charge.

Net Amount at Risk	The amount by which the Death Benefit exceeds the Cash Value.
Net Cash Surrender Value	The Cash Value minus any applicable Surrender Charge and any outstanding policy loans and accrued interest.
Net Premiums	The remainder of a Base Premium after deduction of the 7½% charge for sales load and state premium tax or the remainder of an unscheduled premium after deduction of the Premium Expense Charge.
Owner	The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.
Policy Anniversary	The same day and month as the Policy Date in each later year.

Policy Date
The date set forth in the Policy that is used to determine Policy Years and Policy Processing Days.  The Policy Date is generally the same as the Policy Issue Date but may be another date mutually agreed upon by NLICA and the proposed Insured.

Policy Issue Date	The date on which the Policy is issued. It is used to measure suicide and contestable periods.
Policy Processing Day	The day in each calendar month which is the same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.
Policy Year	A year that starts on the Policy Date or on a Policy Anniversary.
Premium Class	The classification of the Insured for cost of insurance purposes. The standard classes are non-smoker and smoker. There also are classes with extra ratings.
Premium Expense Charge	The amount deducted from a premium payment which consists of the Premium Processing Charge, the Sales Charge, and the state and local premium tax charge.
Proceeds	The net amount to be paid to the Beneficiary when the Insured dies or when the Policy is surrendered.
SAI
The Statement of Additional Information ("SAI") that contains additional information regarding the Policy.  The SAI is not a prospectus, and should be read together with the prospectus.  To obtain a copy of the SAI, write or call the Service Center.

Special Premium Payment Single Premium	An amount used to determine whether the Owner is required to pay scheduled premiums to keep the Policy in full force.
Separate Account	The Nationwide Provident VLI Separate Account 1.
Service Center	The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.
Subaccount	A division of the Separate Account. The assets of each Subaccount are invested exclusively in a corresponding Portfolio that is part of one of the Funds.
Surrender Charge	The amount deducted from the Cash Value upon lapse or surrender of the Policy during the first 9 Policy Years.
Valuation Day
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to the Separate Account's portfolio of securities to materially affect the value of the Separate Account.  As of the date of this prospectus, NLICA is open whenever the New York Stock Exchange is open, other than the Fridays following Thanksgiving and Christmas.

Valuation Period
The period beginning at the close of business on one Valuation Day (which is when the New York Stock Exchange closes, usually 4:00 p.m., Eastern Time) and continuing until the close of business on the next Valuation Day.  Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

APPENDIX A
CALCULATION OF NET INVESTMENT FACTOR
AND CASH VALUE OF THE POLICY

Following is a description of how the net investment factor is calculated and how the net investment factor is used to determine the Cash Value of the Policy.

Net Investment Factor.  Each Separate Account has its own net investment factor.  The net investment factor of the Separate Account for a Valuation Period is a divided by b, minus c, where:

a.is:

1.	the value of the assets in the Separate Account for the preceding Valuation Period; plus

2.	the investment income and capital gains, realized or unrealized, credited to those assets during the Valuation Period for which the net investment factor is being determined; minus

3.	the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

4.
any amount charged against the Separate Account for taxes, or any amount NLICA sets aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of the Separate Account; and

b.is the value of the assets for the preceding Valuation Period; and
c.is a charge no greater than 0.60% per year (.001644% for each day in the Valuation Period) for mortality and expense risks.

The charge in c. is expressed as a percentage of assets in the Subaccount at the beginning of each day during the Valuation Period.

Calculation of Cash Value.  When the first net scheduled premium is allocated to the Separate Account, the Cash Value of each Subaccount on the Policy Date will equal the Net Premium allocated to that Subaccount minus the first Monthly Deduction allocated to that Subaccount.  Thereafter, on each Valuation Day, the Cash Value of each Subaccount will equal:

1.	the Cash Value of the Subaccount on the previous Valuation Day times the net investment factor for the current Valuation Period; plus

2.	any Net Premiums received during the current Valuation Period which are allocated to that Separate Account; plus

3.	any Cash Value which, during the current Valuation Period:

a.is transferred to the Separate Account from the General Account when any loan amount is repaid, including interest credited to loaned amounts; and/or
b.is transferred to the Subaccount from another Subaccount when requested by the Owner; minus

4.	any Cash Value which, during the current Valuation Period:

a.is transferred from the Separate Account to the General Account when the Owner borrows on the Policy or fails to pay interest when due; and/or
b.is transferred from the Subaccount to another Subaccount when requested by the Owner; plus

5.	any dividends credited to the Separate Account during the current Valuation Period; minus

6.	the Monthly Deductions allocated to the Separate Account during the current Valuation Period; minus

7.	any partial withdrawals during the current Valuation Period which are allocated to the Separate Account.

The Cash Value of the Policy is equal to: (a) the sum of the Cash Value of each Subaccount; plus (b) the Cash Value in the General Account attributable to any outstanding policy loans.

APPENDIX B
PORTFOLIO INFORMATION
The Portfolios listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each Portfolio for more detailed information.

Alger American Fund - Alger American Small Capitalization Portfolio: Class O Shares
Investment Adviser:	Fred Alger Management, Inc.
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class R
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital. This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Multi Cap Opportunities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class III
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Neuberger Berman Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC.
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

This underlying mutual fund or sub-account may invest in lower quality debt securities commonly referred to as junk bonds.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Class R
This Portfolio is only available in Policies issued before May 1, 2003
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

This underlying mutual fund or sub-account assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Van Eck Worldwide Insurance Trust - Worldwide Real Estate Fund: Initial Class
This Portfolio is no longer available to accept transfers or new premium payments effective May 1, 2004
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	To maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

To learn more about this Policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, Net Cash Surrender Values, and Cash Values, and to request other information about this policy please call our Service Center at 1-800-688-5177 or write to us at our Service Center at Nationwide Life Insurance Company of America, 300 Continental Drive, Newark, Delaware 19713.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus.  The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about NLICA and the policy.  Information about NLICA and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, DC 20549-8090.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No.  811-04460.

Securities Act of 1933 Registration File No. 033-02625.

Options

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

Main Administrative Office:
One Nationwide Plaza
Columbus, Ohio 43215
(614) 249-7111

Service Center:
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017
(800) 848-6331

STATEMENT OF ADDITIONAL INFORMATION
Individual Modified Premium Variable Life Insurance Policy

This Statement of Additional Information (“SAI”) contains additional information regarding the individual modified premium variable life insurance policy (the “Policy”) offered by Nationwide Life Insurance Company (“NLIC”).  This SAI is not a prospectus, and should be read together with the prospectus for the Policy dated May 1, 2009 as supplemented January 4, 2010 and the prospectuses for the Funds.  The Owner may obtain a copy of these prospectuses FREE OF CHARGE by writing or calling NLIC at our address or phone number shown above.  Capitalized terms in this SAI have the same meanings as in the prospectus for the Policy.  No information is incorporated by reference into this SAI.

The date of this Statement of Additional Information is January 4, 2010.

TABLE OF CONTENTS
Additional Policy Information	2	Performance Data	6
The Policy		Rating Agencies
Right to Contest the Policy		Money Market Yields
Misstatement of Age or Sex		Historical Performance of the Subaccounts
Suicide Exclusion		Standard & Poor's	6
Assignment		Additional Information	7
Beneficiary		Potential Conflicts of Interest
Change of Owner or Beneficiary		Policies Issued in Conjunction with Employee Benefit
Premium Classes		Plans
Effect of Policy Loans		Legal Developments Regarding Unisex Actuarial Tables
Delays in Payments of Policy Benefits		Safekeeping of Account Assets
Charge Discounts for Sales to Certain Policies		Policy Reports
Settlement Options		Records
Policy Termination		Experts
Supplemental Benefits and Riders	4	Additional Information About the Company
Accelerated Death Benefit Rider		Additional Information About the Separate Account
Other Riders		Other Information
Illustrations	6	Financial Statements	8

1

ADDITIONAL POLICY INFORMATION

The Policy

The Policy and the Application(s) attached thereto are the entire contract.  Only statements made in the Applications can be used to void the Policy or deny a claim.  NLIC assumes that all statements in an Application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties.  NLIC relies on those statements when it issues or changes a Policy.  Only the President or a Vice President of NLIC can agree to change or waive any provisions of the Policy and only in writing.  As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Right to Contest the Policy

In issuing the Policy, NLIC relies on all statements made by or for the Owner and/or the Insured in the Application or in a supplemental Application.  Therefore, NLIC may contest the validity of a Policy based on material misstatements made in the Application (or any supplemental Application).

However, NLIC will not contest the Policy after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Issue Date, except for nonpayment of premiums.  Likewise, NLIC will not contest any Policy change that requires Evidence of Insurability, or any reinstatement of the Policy, after such change or reinstatement has been in effect during the Insured's lifetime for 2 years.

Misstatement of Age or Sex

If the Insured's age or sex has been misstated in the Application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex.  No adjustment will be made to the Cash Value.

Suicide Exclusion

In the event of the Insured's suicide within two years from the Issue Date of the Policy (except where state law requires a shorter period) NLIC's liability is limited to the payment to the Beneficiary of a sum equal to the premiums paid less any policy loan and accrued interest and any withdrawal of excess Cash Value.

Assignment

The Owner may assign any and all rights under the Policy.  No assignment binds NLIC unless in writing and received by NLIC at its Service Center.  NLIC assumes no responsibility for determining whether an assignment is valid and the extent of the assignee's interest.  All assignments will be subject to any policy loan.  The interest of any Beneficiary or other person will be subordinate to any assignment.  A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

Beneficiary

The Beneficiary is designated in the Application for the Policy, unless thereafter changed by the Owner during the Insured's lifetime by written notice to NLIC.  Any Proceeds for which there is not a designated Beneficiary surviving at the Insured's death are payable in a single sum to the Insured's executors or administrators.

Change of Owner or Beneficiary

As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to NLIC.  If two or more persons are named as Beneficiaries, those surviving the Insured will share the Proceeds equally, unless otherwise stated.  Any change will take effect as of the date it is signed, whether or not the Insured is living when the request is received by NLIC.  NLIC will not be responsible for any payment made or action taken before it receives the written request.  A change in the Policy's ownership may have federal income tax consequences.

Premium Classes

NLIC currently places each Insured into one of two standard Premium Classes – nonsmoker and smoker – or into a Premium Class with extra ratings.  In an otherwise identical Policy, an Insured in the standard class will have a lower cost of insurance rate than an Insured in a class with extra ratings.  Nonsmoking Insureds generally will incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class.

Since the nonsmoker designation is not available for Insureds under Attained Age 22 (21 in Texas), shortly before an Insured attains age 22, NLIC will notify the Insured about possible classification as a nonsmoker and will send the Insured an Application for Change in Premium Class.  If the Insured does not qualify as a nonsmoker or does not return the Application, cost of insurance rates will be based on the Premium Class shown in the Policy.  However, if the Insured returns the Application and qualifies as a nonsmoker, the cost of insurance rates will be changed to reflect the nonsmoker classification.

2

Effect of Policy Loans

A loan, whether or not repaid, will have a permanent effect on the Cash Value of the Policy and any Death Benefit in excess of the guaranteed minimum.  The effect could be favorable or unfavorable.  This is because the investment experience of the Subaccounts will only apply to the amount remaining in the Subaccounts and not to the amount transferred to the General Account.  If the investment experience of the Subaccounts is better than the amount being credited on loaned amounts, the Cash Value and hence Death Benefit in excess of the guaranteed minimum, will not increase as rapidly as they would have if no loan had been made.  However, if the investment experience of the Subaccounts is not as good as the rate being credited on loaned amounts, the Cash Value and excess Death Benefit will be higher than they would have been if no loan had been made.  The longer a loan is outstanding, the greater the effect is likely to be.

Delays in Payments of Policy Benefits

Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after NLIC receives proof of the Insured's death at its Service Center and all other requirements are satisfied.  Proceeds will be paid in a single sum unless an alternative settlement option has been selected.

If Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by NLIC or required by law is paid on the Proceeds from the date of death until payment is made.

Any amounts payable as a result of surrender, withdrawal of excess Cash Value or policy loan will ordinarily be paid within seven days of receipt of written notices, permitted telephone, fax and/or e-mail requests at NLIC's Service Center in a form satisfactory to NLIC.

For Policies sold in New York State, if the amount payable as a result of surrender, withdrawal of excess Cash Value or a policy loan is not mailed or delivered to the Owner within 10 working days of receipt by NLIC of the request, interest will be added to such amount at the rate required by New York law.

Generally, the amount of a payment from the Subaccounts will be determined as of the date of receipt by NLIC of all required documents.  However, NLIC may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which: (1) the disposal or valuation of a Subaccount's assets is not reasonably practicable because the New York Stock Exchange is closed or conditions are such that, under the SEC's rules and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of NLIC policyholders.  NLIC will allow interest, at a rate of 3% a year, on any payment NLIC defers for 30 days or more as described above.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, NLIC may be required to reject a premium payment.  NLIC also may be required to provide additional information about an Owner's account to government regulators.  In addition, NLIC also may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawal of excess Cash Value, surrenders, loans, or Death Benefits, until instructions are received from the appropriate regulator.

The Owner may decide the form in which Proceeds will be paid.  During the Insured's lifetime, the Owner may arrange for the Proceeds to be paid in a lump sum or under a settlement option.  These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Cash Value upon maturity of the Policy.  If no election is made, payment will be made in a lump sum.  The Beneficiary may also arrange for payment of the Proceeds in a lump sum or under a settlement option.  If the Beneficiary is changed, any prior arrangements with respect to the payment option will be canceled.

Charge Discounts for Sales to Certain Policies

The Policy is available for purchase by individuals, corporations, and other groups.  NLIC may reduce or waive certain charges (such as the Premium Expense Charge, Surrender Charge, Monthly Administration Charge, Minimum Death Benefit Guarantee Charge, Policy Charge, monthly Cost of Insurance Charge, or other charges) where the size or nature of such sales results in savings to NLIC with respect to sales, underwriting, administrative, or other costs.  NLIC also may reduce or waive charges on Policies sold to officers, directors, and employees of NLIC or its affiliates.  The extent and nature of the reduction or waiver may change from time to time, and the charge structure may vary.

Generally, NLIC reduce or waive charges based on a number of factors, including:

•	the number of Insureds;

•	the size of the group of purchasers;

•	the total premium expected to be paid;

•	total assets under management for the Owner;

•	the nature of the relationship among individual Insureds;

•	the purpose for which the Policies are being purchased;

•	the expected persistency of individual Policies; and

3

•	any other circumstances which are rationally related to the expected reduction in expenses.

Reductions or waivers of charges will not discriminate unfairly among Owners.

Settlement Options

Settlement Options.  In lieu of a single sum payment on death or surrender, an election may be made to apply the Proceeds under any one of the fixed-benefit settlement options provided in the Policy.  A guaranteed interest rate of 3% per year applies to the options listed below.  Additional interest may be declared each year by NLIC in its sole discretion.  NLIC may also agree to other arrangements, including those that offer check writing capabilities with non-guaranteed interest rates.  Please refer to the Policy for more details.  As part of NLIC's General Account assets, settlement options Proceeds may be subject to claims of creditors.  Even if the Death Benefit under the Policy is excludible from income, payments under settlement options may not be excludible in full.  This is because earnings on the Death Benefit after the Insured's death are taxable and payments under the settlement options generally include such earnings.  Owners should consult a tax adviser as to the tax treatment of payments under settlement options.

Proceeds at Interest Option.  Left on deposit to accumulate with NLIC with interest payable at a rate of at least 3% per year.

Installments of a Specified Amount Option.  Payable in equal installments until Proceeds applied under the option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

Installments for a Specified Period Option.  Payable in the number of equal monthly installments set forth in the election.  Payments may be increased by additional interest which would increase the installments certain.  The guaranteed interest rate is 3% per year.

Life Income Option.  Payable in equal monthly installments during the payee's life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the Proceeds applied under the option are exhausted, as elected.

Joint and Survivor Life Income.  Payable in equal monthly installments, during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be for either 120 or 240 months, as elected.

Alternate Life Income Option.  Proceeds may be taken as a life income with the amount of the payments depending on the non-participating single premium immediate annuity rates at the time payments begin.

Policy Termination

The Policy will terminate on the earliest of:  (a) the maturity date; (b) the end of the Grace Period without a sufficient payment; (c) the date the Insured dies; or (d) the date the Policy is surrendered.

SUPPLEMENTAL BENEFITS AND RIDERS

Accelerated Death Benefit Rider

Applicants residing in states that have approved the Accelerated Death Benefit rider (the "ADBR") may generally elect to add it to their Policy at any time, subject to NLIC receiving satisfactory additional Evidence of Insurability.  The ADBR is not yet available in all states and the terms under which it is available may vary from state to state.  There is no assurance that the ADBR will be approved in all states or that it will be approved under the terms described herein.

The ADBR permits the Owner to receive, at his or her request and upon approval by NLIC, an accelerated payment of part of the Policy's Death Benefit generally when one of the following two events occurs:

1.	Terminal Illness. The Insured develops a non-correctable medical condition which is expected to result in his or her death within 12 months; or

2.
Permanent Confinement to a Nursing Care Facility.  The Insured has been confined to a nursing care facility for 180 days and is expected to remain in such a facility for the remainder of his or her life.

There is no charge for adding the ADBR to a Policy.  However, an administrative charge, currently $100 and not to exceed $250, will be deducted from the accelerated death benefit at the time it is paid.

Tax Consequences of the Rider.  The federal income tax consequences associated with adding the ADBR or receiving the accelerated death benefit are uncertain.  Accordingly, Owners should consult a tax adviser before adding the ADBR to the Policy or requesting an accelerated death benefit.

Amount of the Accelerated Death Benefit.  The ADBR provides for a minimum accelerated death benefit payment of $10,000 and a maximum benefit payment equal to 75% of the eligible Death Benefit less 25% of any outstanding policy loans and accrued interest.  The ADBR also restricts the total of the accelerated death benefits paid from all life insurance policies issued to an Owner by NLIC and its subsidiaries to $250,000.  This $250,000 maximum may be increased, as provided in the ADBR, to reflect inflation.  The term eligible Death Benefit under the ADBR means:

4

The Proceeds payable under a Policy if the Insured died at the time a claim for an accelerated death benefit is approved by NLIC, minus:

1.	any dividend accumulations;

2.	any dividends due and not paid;

3.	any dividend payable at death if the Insured died at such time;

4.	any premium refund payable at death if the Insured died at such time; and

5.	any insurance payable under the terms of any other rider attached to a Policy.

An Owner must submit written notice to request the accelerated death benefit.  The Owner may only request the accelerated death benefit once, except additional accelerated death benefits may be requested to pay premiums and policy loan interest.  There are no restrictions on the Owner's use of the benefit.  An Owner may elect to receive the accelerated death benefit as a lump sum or in 12 or 24 equal monthly installments.  If installments are elected and the Insured dies before all of the payments have been made, the present value (at the time of the Insured's death) of the remaining payments and the remaining Proceeds under the Policy will be paid to the Beneficiary in a lump sum.

Conditions for Receipt of the Accelerated Death Benefit.  In order to receive an accelerated death benefit payment, a Policy must be in force other than as Extended Term Insurance and an Owner must submit due proof of eligibility and a completed claim form to NLIC at its Service Center.  Due proof of eligibility means a written certification (described more fully in the ADBR), in a form acceptable to NLIC, from a treating physician stating that the Insured has a terminal illness or is expected to be permanently confined in a nursing care facility.  NLIC may request additional medical information from an Owner's physician and/or may require an independent physical examination (at its expense) before approving the claim for payment the accelerated death benefit.  NLIC will not approve a claim for an accelerated death benefit payment if a Policy is assigned in whole or in part, if the terminal illness or permanent confinement is the result of intentionally self-inflicted injury or if the Owner is required to elect it in order to meet the claims of creditors or to obtain a government benefit.

Operation of the Rider.  The accelerated death benefit is made in the form of a policy loan up to the amount of the maximum loan available under a Policy at the time the claim is approved, resulting in a policy loan being made in the amount of the requested benefit.  This policy loan operates as would any loan under the Policy.  To the extent that the amount of the requested accelerated death benefit exceeds the maximum available loan amount, the benefit will be advanced to the Owner and a lien will be placed on the Death Benefit payable under the Policy (the "Death Benefit lien") in the amount of this advance.  Interest will accrue daily, at a rate determined as described in the ADBR, on the amount of this advance and upon the death of the Insured the amount of the advance and accrued interest thereon is subtracted from the amount of Proceeds at death.

Effect on Existing Policy.  The Proceeds at death otherwise payable under a Policy at the time of an Insured's death will be reduced by the amount of any Death Benefit lien and accrued interest thereon.  In addition, if the Owner makes a request for a surrender, a policy loan, or a withdrawal of excess Cash Value, the Policy's Net Cash Surrender Value and Loan Value will be reduced by the amount of any outstanding Death Benefit lien plus accrued interest.  Therefore, depending upon the size of the Death Benefit lien, this may result in the Net Cash Surrender Value and the Loan Value being reduced to zero.  Premiums and policy loan interest must be paid when due.  However, if requested with the accelerated death benefit claim, future periodic planned premiums and policy loan interest may be paid automatically through additional accelerated death benefits.  In addition to lapse under the applicable provisions of the Policy, a Policy will also terminate on any Policy Anniversary when the Death Benefit lien exceeds the Proceeds.

Other Riders

In addition to the ADBR rider, the following riders offer other supplementary benefits.  Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued.  The cost of each rider is included in the Monthly Deductions.

Disability Waiver of Premium.  Providing that in the event of the Insured's total disability before the Policy Anniversary nearest the Insured's 60th birthday and continuing for at least 90 days (where permitted), NLIC will waive all scheduled premiums after the commencement and during the continuance of such disability.  NLIC may offer a 180 day extended waiting period for certain Insureds who do not qualify for the normal 90 day period.

Accidental Death Benefit.  Providing for an additional fixed amount of Death Benefit in the event the Insured dies from accidental bodily injury before the Policy Anniversary nearest the Insured's 70th birthday.

Guaranteed Purchase Option.  Providing that the Owner may purchase additional insurance on the Insured's life at specified times without Evidence of Insurability and under certain other circumstances.

5

ILLUSTRATIONS

Before you purchase the Policy and after the first Policy Anniversary, upon your request, you may ask for an illustration of future benefits under the Policy based upon the proposed Insured's Issue Age and Premium Class, the death benefit option, Face Amount, planned periodic premiums, and Riders requested.  Illustrations are provided free of charge.

PERFORMANCE DATA

Rating Agencies

Independent financial rating services, including Moody's, Standard & Poor's, and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect our financial strength or claims-paying ability.  The ratings are not intended to reflect the investment experience or financial strength of the Variable Account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties that recommend us or the Policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields

We may advertise the "yield" and "effective yield" for the Money Market Subaccount.  Yield and effective yield are annualized, which means that it is assumed that the Portfolio generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Portfolio's units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield due to the compounding.

Historical Performance of the Subaccounts

We will advertise historical performance of the Subaccounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Subaccount has been available in the Variable Account for less than one year, the performance information for that Subaccount is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

STANDARD & POOR'S

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc.  and have been licensed for use by NLIC and the Nationwide Variable Insurance Trust.  Neither the Policy nor the S&P 500 Index Fund is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

S&P makes no representation or warranty, express or implied, to the Owners of the Policy and the S&P 500 Index Fund or any member of the public regarding the advisability of investing in securities generally or in the Policy and the S&P 500 Index Fund particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to NLIC and Nationwide Variable Insurance Trust is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to NLIC, Nationwide Variable Insurance Trust, the Policy, or the S&P 500 Index Fund.  S&P has no obligation to take the needs of NLIC, Nationwide Variable Insurance Trust, or the Owners of the Policy or the S&P 500 Index Fund into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the S&P 500 Index Fund or the timing of the issuance or sale of the Policy or the S&P 500 Index Fund or in the determination or calculation of the equation by which the Policy or the S&P 500 Index Fund are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the S&P 500 Index Fund.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by NLIC, Nationwide Variable Insurance Trust, Owners of the Policy and the S&P 500 Index Fund, or any other person or entity from the use of the S&P 500 Index or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein.  Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

6

ADDITIONAL INFORMATION

Potential Conflicts of Interest

Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with NLIC or each other, a practice known as "shared funding."  They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding."  As a result, there is a possibility that a material conflict may arise between the interest of Owners, whose Cash Values are allocated to the Subaccounts, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios.  Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986, as amended.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, NLIC will consider what action may be appropriate, including removing the Portfolio as an investment option under the Policies or replacing the Portfolio with another portfolio.  There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Policies Issued in Conjunction with Employee Benefit Plans

Policies may be acquired in conjunction with employee benefit plans ("EBS Policies"), including the funding of qualified pension plans meeting the requirements of Section 401 of the Internal Revenue Code of 1986, as amended.  For EBS Policies, the maximum mortality rates used to determine the monthly Cost of Insurance Charge are based on the Commissioners' 1980 Standard Ordinary Mortality Tables NB and SB.  Under these tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class.  Illustrations reflecting the premiums and charges for EBS Policies will be provided upon request to purchasers of these Policies.  There is no provision for misstatement of sex in the EBS Policies.  Also, the rates used to determine the amount payable under a particular settlement option will be the same for male and female Insureds.

Legal Developments Regarding Unisex Actuarial Tables

In 1983, the United States Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Supreme Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  Subsequent decisions of lower federal courts indicate that, in other factual circumstances, the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit the use of sex-distinct mortality tables under certain circumstances.  The Policies, other than Policies issued in states which require "unisex" policies (currently Montana) and EBS Policies, are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

Safekeeping of Account Assets

NLIC holds the Separate Account's assets physically segregated and apart from the General Account.  NLIC maintains records of all purchases and sales of Portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $25 million per occurrence and $50 million in the aggregate covering NLIC's officers and employees has been issued by Fidelity and Deposit Insurance Company (a division of Zurich American Insurance Company).

Policy Reports

At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any policy loans and accrued interest, the current Cash Value, the value in each Subaccount, premiums paid since the last report, charges deducted since the last report, any withdrawal of excess Cash Value since the last report, and the current Net Cash Surrender Value.  In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing of Cash Value), the taking of a loan, a repayment of a loan, a withdrawal of excess Cash Value, and the payment of any premiums (excluding those paid by bank draft or otherwise under the automatic payment plan).  An Owner may request that a similar report be prepared at other times.  NLIC may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.  An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.

Records

NLIC will maintain all records relating to the Separate Account at NLIC's Service Center.

7

Experts

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Additional Information About the Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Policies were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

NLIC submits annual statements on our operations and finances to insurance officials in all states and jurisdictions in which it does business.  NLIC has filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

NLIC intends to reinsure a portion of the risks assumed under the Policies.

Additional Information About the Separate Account

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account 1.

Other Information

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies.  Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI.  Statements contained in this SAI concerning the content of the Policies and other legal instruments are intended to be summaries.  For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street NE, Washington, DC 20549.

Financial Statements

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account 1 as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the SAI should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

8

  [THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Policyholders of Nationwide Provident VLI Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	12,622,072	$149,555,055	$82,295,910
NVIT Money Market Fund Class IV	62,713,362	$62,713,362	$62,713,362
NVIT Government Bond Fund Class IV	2,103,240	$24,433,265	$25,238,879
JP Morgan NVIT Balanced Fund Class IV	3,788,996	$37,739,793	$26,522,975
NVIT Mid Cap Growth Fund Class IV	2,062,648	$42,434,984	$36,220,092
NVIT Multi-Manager International Value Fund Class IV	2,597,073	$32,761,208	$20,049,403
NVIT Growth Fund Class IV	1,760,766	$17,907,360	$15,582,776
Van Kampen NVIT Comstock Value Fund Class IV	2,237,852	$23,679,510	$15,642,583
NVIT Multi-Manager Small Company Fund Class IV	1,489,306	$31,207,608	$16,024,936
NVIT Multi-Manager Small Cap Value Fund Class IV	2,601,449	$29,138,219	$17,195,578
NVIT S&P 500 Index Fund Class IV	18,000,293	$152,173,608	$113,041,838
NVIT Government Bond Fund Class I	58,928	$681,774	$707,730
NVIT Investor Destinations Aggressive Fund Class II	564,661	$6,712,916	$3,890,511
NVIT Investor Destinations Conservative Fund Class II	103,180	$930,747	$956,476
NVIT Investor Destinations Moderate Fund Class II	1,666,692	$18,781,412	$14,100,218
NVIT Investor Destinations Moderately Aggressive Fund Class II	2,494,009	$29,869,385	$19,852,313
NVIT Investor Destinations Moderately Conservative Fund Class II	218,667	$2,424,469	$1,935,199
NVIT Core Plus Bond Fund Class I	4,382	$42,719	$42,858
Neuberger Berman NVIT Socially Responsible Fund Class II	1,310	$9,723	$8,436
Gartmore NVIT Emerging Markets Fund Class I	131,166	$2,333,548	$924,719
NVIT Mid Cap Index Fund Class I	229,373	$3,991,762	$2,580,449
Federated NVIT High Income Bond Fund Class I	66,379	$499,230	$331,230
NVIT Global Financial Services Fund Class I	24,982	$325,855	$143,147
NVIT Health Sciences Fund Class I	46,163	$503,756	$372,997
NVIT Technology and Communications Fund Class I	66,657	$303,768	$148,645
Gartmore NVIT Global Utilities Fund Class I	52,844	$667,193	$411,127
NVIT Multi-Manager Small Cap Growth Fund Class I	126,094	$2,075,340	$1,216,806
NVIT U.S. Growth Leaders Fund Class I	216,377	$2,194,649	$1,289,605
NVIT Multi Sector Bond Fund Class I	176,954	$1,685,531	$1,295,305
NVIT Multi-Manager International Value Fund Class III	1,949,164	$29,446,777	$15,008,562
Gartmore NVIT Emerging Markets Fund Class III	398,464	$6,363,866	$2,801,202
NVIT Global Financial Services Fund Class III	47,354	$518,871	$271,337
NVIT Health Sciences Fund Class III	61,685	$651,412	$499,652
NVIT Technology and Communications Fund Class III	136,968	$579,035	$308,177
Gartmore NVIT Global Utilities Fund Class III	157,421	$1,960,041	$1,229,455
Federated NVIT High Income Bond Fund Class III	143,356	$1,080,216	$713,912
Gartmore NVIT International Equity Fund Class VI	5,870	$53,541	$36,688
NVIT Core Bond Fund Class I	19,302	$189,651	$187,033
NVIT Short Term Bond Fund Class II	2,736	$27,084	$26,729
Van Kampen NVIT Real Estate Fund Class I	2,307	$18,970	$13,170
American Funds NVIT Asset Allocation Fund Class II	12,326	$211,304	$160,356
American Funds NVIT Bond Fund Class II	29,804	$338,163	$284,027
American Funds NVIT Global Growth Fund Class II	31,465	$734,778	$470,089
American Funds NVIT Growth Fund Class II	15,875	$985,341	$586,563
American Funds NVIT Growth-Income Fund Class II	3,406	$136,243	$89,406
NVIT Cardinal Aggressive Fund I	32,308	$253,290	$212,267
NVIT Cardinal Balanced Fund I	140	$1,106	$1,140
NVIT Cardinal Capital Appreciation Fund I	3,172	$30,061	$23,569
NVIT Cardinal Conservative Fund I	1,195	$10,831	$10,896
NVIT Cardinal Moderate Fund I	10,332	$80,518	$80,383
NVIT Cardinal Moderately Aggressive Fund I	3,264	$30,583	$23,112
NVIT Cardinal Moderately Conservative Fund I	612	$6,102	$5,188

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

NVIT Multi-Manager International Growth Fund Class III	384	$2,365	$2,463
NVIT Multi-Manager Large Cap Growth Fund Class I	34	$217	$229
NVIT Multi-Manager Large Cap Value Fund Class I	4,845	$37,699	$32,071
NVIT Multi-Manager Mid Cap Growth Fund Class I	33	$208	$221
NVIT Multi-Manager Mid Cap Value Fund Class II	168	$1,192	$1,191

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	6,039,547	$136,847,084	$79,601,232
Fidelity VIP Growth Portfolio: Initial Class	4,170,260	$148,155,460	$98,126,223
Fidelity VIP High Income Portfolio: Initial Class	2,262,352	$13,612,171	$8,958,912
Fidelity VIP Overseas Portfolio: Initial Class	1,465,570	$22,973,830	$17,835,985
Fidelity VIP Overseas Portfolio: Initial Class R	1,514,591	$29,459,650	$18,387,137
Fidelity VIP Equity-Income Portfolio: Service Class	186,532	$4,374,733	$2,451,036
Fidelity VIP Growth Portfolio: Service Class	66,025	$2,304,270	$1,549,616
Fidelity VIP Overseas Portfolio: Service Class	7,303	$137,347	$88,514
Fidelity VIP Overseas Portfolio: Service Class R	124,071	$2,518,643	$1,501,257
Fidelity VIP High Income Portfolio: Initial Class R	631,590	$3,544,661	$2,494,782

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	2,856,594	$39,869,379	$29,451,488
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	2,974,385	$37,562,357	$35,216,723
Fidelity VIP II Contrafund Portfolio: Initial Class	5,408,279	$135,699,055	$83,233,410
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	96,440	$1,192,113	$1,133,174

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	521,447	$16,232,069	$9,558,131
Fidelity VIP III Value Strategies Portfolio: Service Class	248,155	$2,887,799	$1,220,920

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	89,359	$2,090,547	$1,018,687
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	37,977	$436,646	$312,550
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	94,489	$1,084,014	$727,565
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	105,482	$1,259,769	$751,032

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	998,451	$12,803,607	$10,693,406

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	2,121,078	$30,351,330	$15,080,866
Neuberger Berman AMT Fasciano Portfolio — S Class	72,149	$977,955	$602,446
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	65,174	$1,618,312	$1,051,912
Neuberger Berman AMT Socially Responsive Portfolio — I Class	72,370	$1,098,601	$679,550
Neuberger Berman AMT International Portfolio — S Class	52,470	$731,368	$382,503
Neuberger Berman AMT Regency Portfolio — S Class	16,559	$275,887	$152,676

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	380,688	$4,478,851	$4,385,521
Van Eck Worldwide Hard Assets Fund: Initial Class	267,226	$7,666,484	$5,010,496
Van Eck Worldwide Emerging Markets Fund: Initial Class	1,629,380	$25,709,920	$9,580,754
Van Eck Worldwide Real Estate Portfolio: Initial Class	275,091	$4,205,972	$1,705,563
Van Eck Worldwide Bond Fund: Class R	429,897	$4,961,746	$4,952,409
Van Eck Worldwide Hard Assets Fund: Class R	336,506	$10,766,622	$6,306,119
Van Eck Worldwide Emerging Markets Fund: Class R	1,244,397	$19,756,314	$7,304,612
Van Eck Worldwide Real Estate Portfolio: Class R	465,556	$7,023,191	$2,867,824

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,101,759	$18,577,740	$19,368,930

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	548,544	$7,370,887	$6,138,212
Wells Fargo VT Opportunity Fund — Investor Class	448,498	$8,480,587	$4,556,744

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	83,402	$3,238,609	$2,408,659
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	5,306	$198,062	$100,865

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	424,094	$6,924,728	$4,393,618

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	268,540	$8,856,061	$6,171,041

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	78,658	$695,313	$467,231
American Century VP Ultra Fund: Class I	224,836	$2,222,150	$1,362,504
American Century VP Value Fund: Class I	1,129,976	$8,425,933	$5,288,287
American Century VP Income and Growth Fund: Class I	212,969	$1,630,159	$1,026,509
American Century VP International Fund: Class III	234,431	$2,175,184	$1,392,518
American Century VP Mid Cap Value Fund: Class I	54,896	$711,532	$536,882
American Century VP Vista Fund: Class I	33,824	$648,925	$364,283

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	236,933	$2,469,498	$2,345,636

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	106,586	$3,981,265	$2,421,640
Janus Aspen Series — International Growth Portfolio: Service Shares	62,868	$3,290,835	$1,635,205
Janus Aspen Series — Global Technology Portfolio: Service Shares	34,626	$150,495	$100,416
Janus Aspen Series — Balanced Portfolio: Service Shares	58,975	$1,722,285	$1,400,663
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	19,514	$247,288	$154,550
Janus Aspen Series — International Growth Portfolio: Service II Shares	164,082	$8,752,460	$4,290,746
Janus Aspen Series — Global Technology Portfolio: Service II Shares	129,464	$629,672	$383,213

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	122,675	$4,693,879	$3,149,079
Oppenheimer Global Securities Fund/VA: Non-Service Shares	80,523	$2,485,547	$1,627,364
Oppenheimer Main Street Fund/VA: Non-Service Shares	144,552	$3,190,895	$2,104,670
Oppenheimer High Income Fund/VA: Non-Service Shares	82,653	$621,481	$130,592
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	129,531	$2,293,886	$1,379,509
Oppenheimer Global Securities Fund/VA: Class 3	318,080	$10,337,129	$6,469,742
Oppenheimer High Income Fund/VA: Class 3	103,705	$464,721	$162,816

AIM Variable Insurance Funds, Inc.:
AIM V.I. Basic Value Fund: Series I Shares	345,108	$3,106,585	$1,414,944
AIM V.I. Capital Appreciation Fund: Series I Shares	13,430	$340,106	$226,827
AIM V.I. Capital Development Fund: Series I Shares	119,063	$1,815,503	$944,172

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	229,103	$2,516,966	$2,291,033
Federated American Leaders Fund II: Primary Shares	6,562	$102,359	$53,416
Federated Capital Appreciation Fund II: Primary Shares	12,507	$82,773	$63,786

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	480,753	$8,149,797	$5,158,477
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	470,996	$9,043,046	$6,575,110
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	102,015	$1,634,566	$1,117,066
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	218,630	$2,841,620	$1,316,153
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	93,965	$1,568,117	$1,605,869
Franklin Founding Funds Allocation Fund — Class 2	63	$506	$351

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	156,421	$3,719,151	$2,049,116
AllianceBernstein VPS Small/Mid Cap Value Portfolio: Class A	217,521	$3,699,374	$2,157,811

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	71,431	$708,905	$507,162
MFS Value Series: Initial Class	262,155	$3,657,254	$2,558,629

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	17,308	$389,171	$198,519
Putnam VT International Equity Fund: Class IB	19,152	$315,436	$170,265
Putnam VT Voyager Fund: Class IB	15,402	$429,504	$307,741

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	123,328	$2,232,991	$1,489,798
Vanguard Total Bond Market Index Portfolio	98,661	$1,107,964	$1,146,439
Vanguard High Yield Bond Portfolio	123,585	$979,185	$730,389
Vanguard Mid Cap Index Portfolio	229,211	$3,797,413	$2,113,322

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	132,026	$1,487,469	$1,308,376
Van Kampen Emerging Markets Debt Portfolio: Class I	56,440	$463,701	$365,164
Van Kampen U.S. Real Estate Portfolio: Class I	343,426	$6,524,697	$2,819,531

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	154,922	$1,645,540	$1,037,979
T Rowe Price Equity Income Portfolio — Class II	106,269	$2,483,223	$1,520,707
T Rowe Price Limited Term Bond Portfolio — Class II	236,075	$1,170,430	$1,140,244

Total Investments			$1,091,910,742
Accounts Receivable			—

Total Assets			$1,091,910,742
Accounts Payable			152,894

Net Assets (See Note 7)			$1,091,757,848

Policyholders’ Equity			$1,091,458,998
Attributable to Nationwide Life Insurance Company of America			298,851

			$1,091,757,848

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

										NVIT
										Multi-	NVIT			NVIT	NVIT
			NVIT		JP Morgan		NVIT Multi-		Van Kampen	Manager	Multi-			Investor	Investor
		NVIT	Money	NVIT	NVIT	NVIT Mid	Manager	NVIT	NVIT	Small	Manager	NVIT S&P	NVIT	Destinations	Destinations
		Nationwide	Market	Government	Balanced	Cap Growth	International	Growth	Comstock	Company	Small Cap	500 Index	Government	Aggressive	Conservative
		Fund	Fund	Bond Fund	Fund	Fund	Value Fund	Fund	Value Fund	Fund	Value Fund	Fund	Bond Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

Investment Income
Dividends	$27,972,706	$1,741,584	$1,305,746	$1,097,510	$912,998	—	$575,987	$56,906	$456,625	$192,465	$263,413	$3,017,869	$32,777	$111,248	$29,631
Expenses
Mortality and expense risks	10,322,698	724,057	416,637	167,038	207,731	$361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166
Investment Expense	15,018	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	10,337,716	724,057	416,637	167,038	207,731	361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166

Net investment income (loss)	17,634,990	1,017,527	889,109	930,472	705,267	(361,399)	363,713	(91,040)	302,882	30,279	96,644	1,951,701	27,043	73,935	23,465

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,151,995	19,844,483	—	—	3,831,314	—	4,758,678	—	318,857	4,939,782	—	—	—	942,417	15,572
Net realized (loss) gain from redemption of investment shares	(26,982,248)	(3,079,118)	—	(218,199)	(702,560)	1,558,939	399,632	715,758	309,107	(3,349,131)	(373,335)	(3,679,098)	2,733	(211,389)	(102,642)

Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	249,922,044	11,742,571	—	(260,325)	2,452,204	27,302,500	11,688,605	8,724,632	2,784,984	(2,777,254)	(3,317,303)	30,118,521	6,656	312,319	(5,980)
End of year	(545,784,788)	(67,259,145)	—	805,614	(11,216,817)	(6,214,892)	(12,711,805)	(2,324,584)	(8,036,927)	(15,182,672)	(11,942,640)	(39,131,770)	25,955	(2,822,405)	25,729

Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net realized and unrealized gain (loss) on investments	(720,537,085)	(62,236,351)	—	847,740	(10,540,267)	(31,958,453)	(19,242,100)	(10,333,458)	(10,193,947)	(10,814,767)	(8,998,672)	(72,929,389)	22,032	(2,403,696)	(55,361)

Net increase (decrease) in net assets resulting from operations	$(702,902,095)	$(61,218,824)	$889,109	$1,778,212	$(9,835,000)	$(32,319,852)	$(18,878,387)	$(10,424,498)	$(9,891,065)	$(10,784,488)	$(8,902,028)	$(70,977,688)	$49,075	$(2,329,761)	$(31,896)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — Continued

		NVIT	NVIT		Neuberger								NVIT
	NVIT	Investor	Investor	NVIT	Berman	Gartmore		Federated	NVIT			Gartmore	Multi-
	Investor	Destinations	Destinations	Core	NVIT	NVIT		NVIT	Global	NVIT	NVIT	NVIT	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	Plus	Socially	Emerging	NVIT Mid	High	Financial	Health	Technology and	Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Bond	Responsible	Markets	Cap Index	Income	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Bond Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$445,951	$630,351	$65,607	$712	$25	$21,522	$46,114	$47,275	$4,216	$1,324	—	$18,959	—	—
Expenses
Mortality and expense risks	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	$1,616	3,852	$11,296	$13,383
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	1,616	3,852	11,296	13,383

Net investment income (loss)	332,778	449,374	50,827	590	9	9,269	20,264	43,645	2,721	(1,723)	(1,616)	15,107	(11,296)	(13,383)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,347,548	2,645,159	107,328	—	—	384,738	237,042	—	—	34,949	34,108	7,566	—	389,672
Net realized (loss) gain from redemption of investment shares	(19,000)	(161,880)	(3,437)	(68)	(176)	234,260	4,325	(62,149)	(17,932)	(2,128)	(7,468)	(66,024)	(51,617)	(101,691)

Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,014,001	2,220,204	14,331	—	—	715,874	379,839	(27,788)	(66,088)	38,355	41,451	(39,372)	78,768	330,178
End of year	(4,681,194)	(10,017,072)	(489,270)	139	(1,286)	(1,408,829)	(1,411,313)	(167,999)	(182,708)	(130,759)	(155,123)	(256,066)	(858,535)	(905,043)

Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net realized and unrealized gain (loss) on investments	(4,366,647)	(9,753,997)	(399,710)	71	(1,462)	(1,505,705)	(1,549,785)	(202,360)	(134,552)	(136,293)	(169,934)	(275,152)	(988,920)	(947,240)

Net increase (decrease) in net assets resulting from operations	$(4,033,869)	$(9,304,623)	$(348,883)	$661	$(1,453)	$(1,496,436)	$(1,529,521)	$(158,715)	$(131,831)	$(138,016)	$(171,550)	$(260,045)	$(1,000,216)	$(960,623)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								Federated				Van	American		American		American
	NVIT	NVIT	Gartmore	NVIT			Gartmore	NVIT			NVIT	Kampen	Funds	American	Funds	American	Funds
	Multi	Multi-	NVIT	Global	NVIT	NVIT	NVIT	High	Gartmore	NVIT	Short	NVIT	NVIT	Funds	NVIT	Funds	NVIT
	Sector	Manager	Emerging	Financial	Health	Technology and	Global	Income	NVIT	Core	Term	Real	Asset	NVIT	Global	NVIT	Growth-
	Bond	International	Markets	Services	Sciences	Communications	Utilities	Bond	International	Bond	Bond	Estate	Allocation	Bond	Growth	Growth	Income
	Fund	Value Fund	Fund	Fund	Fund	Fund	Fund	Fund	Equity Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

Investment Income
Dividends	$117,879	$403,010	$60,224	$7,493	$1,603	—	$56,514	$86,050	$405	$3,502	$303	$427	$4,915	$16,584	$16,916	$15,790	$2,706
Expenses
Mortality and expense risks	11,316	151,846	35,603	2,426	3,855	$3,358	12,205	7,003	82	450	53	51	978	2,229	4,299	4,518	813
Investment Expense	—	365	467	156	83	7	43	—	—	—	—	—	—	—	—	—	—

Total expenses	11,316	152,211	36,070	2,582	3,938	3,365	12,248	7,003	82	450	53	51	978	2,229	4,299	4,518	813

Net investment income (loss)	106,563	250,799	24,154	4,911	(2,335)	(3,365)	44,266	79,047	323	3,052	250	376	3,937	14,355	12,617	11,272	1,893

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	41,774	3,317,552	1,097,188	—	47,706	67,035	23,076	—	5,517	—	—	—	1,910	221	19,481	44,097	37
Net realized (loss) gain from redemption of investment shares	(87,012)	(645,906)	109,154	(56,493)	(15,996)	(37,304)	(124,975)	(46,645)	(1,461)	(207)	(6)	(495)	(6,034)	(12,477)	(8,300)	(2,276)	(16,612)

Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(3,717)	1,585,043	1,616,055	(82,462)	46,307	45,774	(55,899)	(38,121)	—	—	—	—	525	(18,207)	22,583	20,011	(2,310)
End of year	(390,226)	(14,438,215)	(3,562,664)	(247,534)	(151,760)	(270,858)	(730,586)	(366,304)	(16,853)	(2,618)	(355)	(5,800)	(50,948)	(54,136)	(264,689)	(398,778)	(46,837)

Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net realized and unrealized gain (loss) on investments	(431,747)	(13,351,612)	(3,972,377)	(221,565)	(166,357)	(286,901)	(776,586)	(374,828)	(12,797)	(2,825)	(361)	(6,295)	(55,597)	(48,185)	(276,091)	(376,968)	(61,102)

Net increase (decrease) in net assets resulting from operations	$(325,184)	$(13,100,813)	$(3,948,223)	$(216,654)	$(168,692)	$(290,266)	$(732,320)	$(295,781)	$(12,474)	$227	$(111)	$(5,919)	$(51,660)	$(33,830)	$(263,474)	$(365,696)	$(59,209)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								NVIT	NVIT	NVIT	NVIT	NVIT
			NVIT			NVIT	NVIT	Multi-	Multi-	Multi-	Multi-	Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	Manager	Manager	Manager	Manager	Manager
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	International	Large Cap	Large Cap	Mid Cap	Mid Cap
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Growth Fund	Growth Fund	Value Fund	Growth Fund	Value Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

Investment Income
Dividends	$1,524	$8	$323	$94	$508	$346	$84	$3	—	$183	—	$9
Expenses Mortality and expense risks	534	—	57	15	26	72	27	1	—	61	$3	1
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	534	—	57	15	26	72	27	1	—	61	3	1

Net investment income (loss)	990	8	266	79	482	274	57	2	—	122	(3)	8

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	4,592	6	225	17	539	264	15	—	—	—	—	—
Net realized (loss) gain from redemption of investment shares	(2,120)	1	(143)	34	(77)	(283)	(213)	(26)	—	(228)	(590)	(1)

Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—
End of year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net realized and unrealized gain (loss) on investments	(38,551)	41	(6,410)	117	327	(7,490)	(1,113)	71	12	(5,856)	(578)	(2)

Net increase (decrease) in net assets resulting from operations	$(37,561)	$49	$(6,144)	$196	$809	$(7,216)	$(1,056)	$73	$12	$(5,734)	$(581)	$6

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Fidelity		Fidelity			Fidelity						Fidelity		Fidelity
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	VIP	Fidelity	VIP II
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	VIP	VIP	II Investment	VIP II	Investment
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	High Income	II Asset	Grade Bond	Contrafund	Grade Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Manager	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Portfolio:	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Initial Class	Class	Class	Class

Investment Income
Dividends	$2,930,790	$1,249,417	$1,015,264	$696,266	$712,484	$85,117	$16,834	$3,388	$55,840	$284,717	$1,030,643	$1,853,408	$1,204,565	$52,567
Expenses
Mortality and expense risks	788,606	1,030,509	80,979	181,671	179,347	24,723	16,297	1,176	14,768	22,273	258,358	289,266	822,117	9,991
Investment Expense	—	—	—	—	4,632	—	—	—	104	300	—	—	—	—

Total expenses	788,606	1,030,509	80,979	181,671	183,979	24,723	16,297	1,176	14,872	22,573	258,358	289,266	822,117	9,991

Net investment income (loss)	2,142,184	218,908	934,285	514,595	528,505	60,394	537	2,212	40,968	262,144	772,285	1,564,142	382,448	42,576

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	126,988	—	—	3,597,661	3,181,411	3,238	—	22,788	227,850	—	4,111,325	35,989	3,625,280	1,039
Net realized (loss) gain from redemption of investment shares	(4,519,304)	(9,512,954)	(564,476)	1,210,368	529,190	(135,728)	56,439	24,263	(2,754)	(238,997)	(1,098,578)	(1,221,231)	(2,645,205)	(29,593)

Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,064,595	32,101,543	(1,037,709)	15,442,070	7,652,430	(233,729)	597,309	78,072	350,062	(195,385)	5,983,490	(330,607)	13,411,706	13,871
End of year	(57,245,852)	(50,029,238)	(4,653,259)	(5,137,845)	(11,072,512)	(1,923,697)	(754,654)	(48,832)	(1,017,386)	(1,049,879)	(10,417,891)	(2,345,634)	(52,465,644)	(58,939)

Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net realized and unrealized gain (loss) on investments	(64,702,763)	(91,643,735)	(4,180,026)	(15,771,886)	(15,014,341)	(1,822,458)	(1,295,524)	(79,853)	(1,142,352)	(1,093,491)	(13,388,634)	(3,200,269)	(64,897,275)	(101,364)

Net increase (decrease) in net assets resulting from operations	$(62,560,579)	$(91,424,827)	$(3,245,741)	$(15,257,291)	$(14,485,836)	$(1,762,064)	$(1,294,987)	$(77,641)	$(1,101,384)	$(831,347)	$(12,616,349)	$(1,636,127)	$(64,514,827)	$(58,788)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

							Lehman
		Fidelity					Brothers			Neuberger	Neuberger
	Fidelity	VIP III		Fidelity VIP	Fidelity VIP	Fidelity VIP	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	VIP	Value	Fidelity VIP	IV Freedom	IV Freedom	IV Freedom	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	III Mid Cap	Strategies	IV Energy	Fund 2010	Fund 2020	Fund 2030	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Service Class	Service Class	Service Class 2	Service Class	Service Class	Service Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$48,813	$13,943	—	$10,631	$23,629	$22,700	$614,823	$138,609	—	—	$20,704	$2	$2,218
Expenses
Mortality and expense risks	94,285	14,386	$13,064	2,957	6,129	7,748	89,220	173,397	$5,892	$9,181	6,699	4,738	1,410
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	94,285	14,386	13,064	2,957	6,129	7,748	89,220	173,397	5,892	9,181	6,699	4,738	1,410

Net investment income (loss)	(45,472)	(443)	(13,064)	7,674	17,500	14,952	525,603	(34,788)	(5,892)	(9,181)	14,005	(4,736)	808

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	2,271,637	458,573	66,346	17,526	48,393	75,736	—	4,373,623	29,742	—	70,790	6	483
Net realized (loss) gain from redemption of investment shares	(81,581)	(212,212)	88,836	(4,783)	37	(55,611)	(474,197)	5,638	(18,619)	22,420	1,220	(37,830)	(5,029)

Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,915,932	(99,017)	351,817	13,506	47,203	4,554	(116,652)	6,144,532	26,537	183,589	107,275	(46,091)	(623)
End of year	(6,673,938)	(1,666,879)	(1,071,860)	(124,096)	(356,450)	(508,737)	(2,110,201)	(15,270,464)	(375,508)	(566,400)	(419,051)	(348,865)	(123,212)

Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net realized and unrealized gain (loss) on investments	(6,399,814)	(1,321,501)	(1,268,495)	(124,859)	(355,223)	(493,166)	(2,467,746)	(17,035,735)	(390,922)	(727,569)	(454,316)	(340,598)	(127,135)

Net increase (decrease) in net assets resulting from operations	$(6,445,286)	$(1,321,944)	$(1,281,559)	$(117,185)	$(337,723)	$(478,214)	$(1,942,143)	$(17,070,523)	$(396,814)	$(736,750)	$(440,311)	$(345,334)	$(126,327)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck		Van Eck					Alger			Variable	Investment	Investment
	Van Eck	Worldwide	Van Eck	Worldwide			Van Eck		American			Investment	Fund —	Portfolios	Dreyfus
	Worldwide	Hard	Worldwide	Real	Van Eck	Van Eck	Worldwide	Van Eck	Small		Wells Fargo VT	Fund —	Developing	Small Cap	Stock
	Bond	Assets	Emerging	Estate	Worldwide	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Index
	Fund:	Fund:	Markets	Portfolio:	Bond	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Initial	Fund: Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$409,379	$26,460	—	$187,951	$372,664	$36,658	—	$270,019	—	—	$127,063	$75,986	$1,145	$49,941	$182,592
Expenses
Mortality and expense risks	30,838	55,962	$137,700	22,093	34,015	70,174	$93,053	33,242	$196,036	$67,846	47,999	25,810	914	41,633	63,023
Investment Expense	—	—	—	—	735	2,408	2,382	111	—	—	—	—	—	—	—

Total expenses	30,838	55,962	137,700	22,093	34,750	72,582	95,435	33,353	196,036	67,846	47,999	25,810	914	41,633	63,023

Net investment income (loss)	378,541	(29,502)	(137,700)	165,858	337,914	(35,924)	(95,435)	236,666	(196,036)	(67,846)	79,064	50,176	231	8,308	119,569

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	1,448,943	11,018,409	606,813	—	1,642,405	6,953,440	871,777	410,734	—	1,499,772	283,048	6,861	864,283	—
Net realized (loss) gain from redemption of investment shares	(89,707)	1,317,212	959,050	(83,359)	(130,456)	464,091	(831,695)	(480,291)	1,386,669	420,932	302,176	73,525	(6,061)	(28,638)	138,588

Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588

Net unrealized appreciation (depreciation) of investments:
Beginning of year	91,434	4,443,483	14,904,365	495,166	109,551	3,120,629	6,171,104	(90,708)	20,181,020	4,122,188	1,113,724	762,467	(37,894)	347,579	1,437,496
End of year	(93,330)	(2,655,987)	(16,129,166)	(2,500,409)	(9,337)	(4,460,503)	(12,451,702)	(4,155,367)	791,189	(1,232,675)	(3,923,842)	(829,951)	(97,197)	(2,531,111)	(2,685,020)

Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net realized and unrealized gain (loss) on investments	(274,471)	(4,333,315)	(19,056,072)	(2,472,121)	(249,344)	(5,474,636)	(12,501,061)	(3,673,173)	(17,592,428)	(4,933,931)	(3,235,618)	(1,235,845)	(58,503)	(2,043,045)	(3,983,928)

Net increase (decrease) in net assets resulting from operations	$104,070	$(4,362,817)	$(19,193,772)	$(2,306,263)	$88,570	$(5,510,560)	$(12,596,496)	$(3,436,507)	$(17,788,464)	$(5,001,777)	$(3,156,554)	$(1,185,669)	$(58,272)	$(2,034,737)	$(3,864,359)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Janus
										Janus			Aspen	Janus	Janus
										Aspen	Janus Aspen		Series —	Aspen	Aspen
				American		American		American	Janus Aspen	Series	Series —	Janus Aspen	INTECH	Series —	Series —
	American	American	American	Century VP	American	Century VP	American	Century VP	Series —	International	Global	Series —	Risk —	International	Global
	Century VP	Century VP	Century VP	Income	Century VP	Mid Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	and	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Growth Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,698	—	$169,911	$30,729	$16,858	$390	—	$119,830	$425	$85,203	$144	$38,843	$1,427	$191,159	$473
Expenses
Mortality and expense risks	5,009	$13,788	48,574	10,633	14,238	3,517	$3,420	17,226	27,541	19,827	1,230	9,133	1,472	44,386	3,903
Investment Expense	—	—	—	—	1,372	—	—	—	—	—	—	—	—	1,663	13

Total expenses	5,009	13,788	48,574	10,633	15,610	3,517	3,420	17,226	27,541	19,827	1,230	9,133	1,472	46,049	3,916

Net investment income (loss)	1,689	(13,788)	121,337	20,096	1,248	(3,127)	(3,420)	102,604	(27,116)	65,376	(1,086)	29,710	(45)	145,110	(3,443)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	78,675	302,276	902,057	184,096	198,026	—	21,853	—	—	456,694	—	106,636	12,384	1,025,154	—
Net realized (loss) gain from redemption of investment shares	106,010	(72,625)	(577,574)	(46,018)	100,903	(21,362)	(24,373)	(15,777)	620,284	245,232	22,692	5,853	(8,861)	95,209	18,601

Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601

Net unrealized appreciation (depreciation) of investments:
Beginning of year	384,345	358,100	(562,239)	152,664	630,180	(28,971)	35,718	48,385	1,226,932	1,081,442	60,292	112,918	706	1,549,556	53,239
End of year	(228,081)	(859,646)	(3,137,646)	(603,650)	(782,666)	(174,650)	(284,642)	(123,862)	(1,559,626)	(1,655,630)	(50,079)	(321,622)	(92,738)	(4,461,714)	(246,460)

Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net realized and unrealized gain (loss) on investments	(427,741)	(988,095)	(2,250,924)	(618,236)	(1,113,917)	(167,041)	(322,880)	(188,024)	(2,166,274)	(2,035,146)	(87,679)	(322,051)	(89,921)	(4,890,907)	(281,098)

Net increase (decrease) in net assets resulting from operations	$(426,052)	$(1,001,883)	$(2,129,587)	$(598,140)	$(1,112,669)	$(170,168)	$(326,300)	$(85,420)	$(2,193,390)	$(1,969,770)	$(88,765)	$(292,341)	$(89,966)	$(4,745,797)	$(284,541)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series	Fund: Series	Fund: Series	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	I Shares	I Shares	I Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,994	$36,594	$47,967	$43,257	$10,785	$138,481	$18,862	$20,016	—	—	$153,466	$1,379	$343
Expenses
Mortality and expense risks	35,088	15,496	21,494	3,863	14,632	66,098	1,955	15,850	$2,207	$8,784	21,588	508	709
Investment Expense	—	—	—	—	—	161	16	—	—	—	—	—	—

Total expenses	35,088	15,496	21,494	3,863	14,632	66,259	1,971	15,850	2,207	8,784	21,588	508	709

Net investment income (loss)	(28,094)	21,098	26,473	39,394	(3,847)	72,222	16,891	4,166	(2,207)	(8,784)	131,878	871	(366)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	160,791	208,418	—	119,749	609,654	—	432,981	—	187,361	—	21,339	2,095
Net realized (loss) gain from redemption of investment shares	40,929	44,622	49,839	(93,042)	(92,122)	(111,490)	(15,855)	(148,487)	(6,795)	(14,471)	(104,427)	(14,388)	2,540

Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,207,412	536,036	575,985	(29,352)	52,020	1,295,326	(2,864)	118,752	44,944	47,469	59,044	(12,866)	18,443
End of year	(1,544,800)	(858,183)	(1,086,225)	(490,889)	(914,377)	(3,867,387)	(301,905)	(1,691,641)	(113,279)	(871,331)	(225,933)	(48,943)	(18,988)

Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net realized and unrealized gain (loss) on investments	(2,711,283)	(1,188,806)	(1,403,953)	(554,579)	(938,770)	(4,664,549)	(314,896)	(1,525,899)	(165,018)	(745,910)	(389,404)	(29,126)	(32,796)

Net increase (decrease) in net assets resulting from operations	$(2,739,377)	$(1,167,708)	$(1,377,480)	$(515,185)	$(942,617)	$(4,592,327)	$(298,005)	$(1,521,733)	$(167,225)	$(754,694)	$(257,526)	$(28,255)	$(33,162)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Franklin		Franklin	Franklin	Franklin
	Templeton	Franklin	Templeton	Templeton	Templeton				MFS
	VIP Franklin	Templeton	VIP	VIP	VIP	Franklin		AllianceBernstein	Investors
	Small	VIP Franklin	Templeton	Templeton	Templeton	Founding	AllianceBernstein	Small/	Growth
	Cap	Rising	Foreign	Developing	Global	Funds	Growth and	Mid Cap	Stock		Putnam VT	Putnam VT
	Value	Dividends	Securities	Markets	Income	Allocation	Income	Value	Series:	MFS Value	Growth &	International	Putnam VT
	Securities	Securities	Fund:	Securities	Securities	Fund —	Portfolio:	Portfolio:	Initial	Series:	Income Fund:	Equity Fund:	Voyager Fund:
	Fund: Class 1	Fund: Class 1	Class 1	Fund — Class 3	Fund — Class 3	Class 2	Class A	Class A	Class	Initial Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$100,445	$159,027	$42,419	$58,320	$54,226	$11	$63,120	$22,410	$4,237	$45,345	$6,590	$4,971	—
Expenses
Mortality and expense risks	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	$2,912
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	2,912

Net investment income (loss)	51,842	105,385	31,877	43,738	44,469	10	41,808	1,378	(797)	21,151	4,448	3,427	(2,912)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	543,364	58,853	153,489	409,253	—	10	537,373	318,583	34,629	153,005	56,667	38,191	—
Net realized (loss) gain from redemption of investment shares	69,290	(129,593)	86,409	(56,359)	40,437	(32)	(217,182)	(161,968)	2,395	12,775	(72,634)	5,531	(2,492)

Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	288,488	5,221	571,454	327,840	65,905	—	278,409	(125,575)	148,058	454,056	(55,547)	28,762	62,687
End of year	(2,991,321)	(2,467,936)	(517,501)	(1,525,467)	37,752	(155)	(1,670,034)	(1,541,563)	(201,743)	(1,098,625)	(190,653)	(145,171)	(121,763)

Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net realized and unrealized gain (loss) on investments	(2,667,155)	(2,543,897)	(849,057)	(1,500,413)	12,284	(177)	(1,628,252)	(1,259,373)	(312,777)	(1,386,901)	(151,073)	(130,211)	(186,942)

Net increase (decrease) in net assets resulting from operations	$(2,615,313)	$(2,438,512)	$(817,180)	$(1,456,675)	$56,753	$(167)	$(1,586,444)	$(1,257,995)	$(313,574)	$(1,365,750)	$(146,625)	$(126,784)	$(189,854)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

						Van Kampen		T Rowe	T Rowe	T Rowe
					Van Kampen	Emerging	Van Kampen	Price	Price	Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II
Investment Income
Dividends	$69,234	$57,108	$65,135	$44,314	$67,562	$31,124	$156,036	$1,519	$46,340	$31,531
Expenses
Mortality and expense risks	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841

Net investment income (loss)	50,926	44,017	57,161	17,772	57,481	28,562	124,166	(9,870)	30,824	25,690

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	174,240	—	—	389,966	—	17,964	1,711,308	—	61,487	—
Net realized (loss) gain from redemption of investment shares	(87,453)	19,492	(32,776)	(47,396)	(31,496)	(17,578)	(784,617)	54,025	(170,548)	3,689

Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689

Net unrealized appreciation (depreciation) of investments:
Beginning of year	87,584	45,735	(15,923)	103,321	19,177	(5,959)	(759,110)	239,197	(70,156)	5,455
End of year	(743,193)	38,475	(248,796)	(1,684,091)	(179,093)	(98,536)	(3,705,166)	(607,560)	(962,516)	(30,186)

Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net realized and unrealized gain (loss) on investments	(743,990)	12,232	(265,649)	(1,444,842)	(229,766)	(92,191)	(2,019,365)	(792,732)	(1,001,421)	(31,952)

Net increase (decrease) in net assets resulting from operations	$(693,064)	$56,249	$(208,488)	$(1,427,070)	$(172,285)	$(63,629)	$(1,895,199)	$(802,602)	$(970,597)	$(6,262)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen					NVIT	NVIT
			NVIT	NVIT	JP Morgan		Manager		NVIT	NVIT Multi-	NVIT Multi-		NVIT	Investor	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	International	NVIT	Comstock	Manager	Manager	NVIT S&P	Government	Destinations	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	Value	Growth	Value	Small	Small Cap Value	500 Index	Bond	Aggressive	Conservative
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Company Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

From Operations
Net investment income (loss)	$17,634,990	$1,017,527	$889,109	$930,472	$705,267	$(361,399)	$363,713	$(91,040)	$302,882	$30,279	$96,644	$1,951,701	$27,043	$73,935	$23,465
Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)
Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net increase (decrease) in net assets operations	(702,902,095)	(61,218,824)	889,109	1,778,212	(9,835,000)	(32,319,852)	(18,878,387)	(10,424,498)	(9,891,065)	(10,784,488)	(8,902,028)	(70,977,688)	49,075	(2,329,761)	(31,896)

From Variable Life Policy Transactions
Policyholders’ net premiums	131,904,396	6,484,143	7,831,408	1,969,052	2,143,720	3,788,733	269,014	2,073,305	1,955,467	1,979,205	2,023,366	15,502,255	147,242	1,031,822	185,451
Cost of insurance and administrative charges	(110,307,235)	(6,414,067)	(6,381,049)	(1,775,917)	(2,322,822)	(3,241,377)	(1,802,456)	(1,702,071)	(1,562,098)	(1,737,587)	(1,667,564)	(13,178,965)	(102,723)	(455,134)	(142,615)
Surrenders and forfeitures	(120,732,326)	(8,149,128)	(12,611,414)	(1,766,561)	(2,445,755)	(4,266,654)	(1,846,878)	(1,430,147)	(2,186,939)	(1,757,807)	(2,212,144)	(9,525,206)	(50,236)	(196,760)	(719,884)
Transfers between portfolios and the Guaranteed Account	(4,136,328)	(2,234,272)	13,802,611	(740,383)	(452,063)	(584,559)	(2,046,751)	(455,297)	(981,150)	(1,305,344)	(1,813,027)	(4,438,355)	51,603	194,047	1,180,355
Net (withdrawals) repayments due to policy loans	(4,431,138)	1,142,485	(453,190)	(116,063)	233,922	37,947	26,929	(115,633)	(106,143)	(205,135)	(58,878)	(453,088)	(2,489)	(50,577)	(32,527)
Withdrawals due to death benefits	(5,189,572)	(618,207)	(170,655)	(58,932)	(140,399)	(18,052)	(120,195)	(30,061)	(36,394)	(55,251)	(48,784)	(560,088)	—	(54)	—

Net (decrease) increase in net assets derived from policy transactions	(112,892,203)	(9,789,046)	2,017,711	(2,488,804)	(2,983,397)	(4,283,962)	(5,520,337)	(1,659,904)	(2,917,257)	(3,081,919)	(3,777,031)	(12,653,447)	43,397	523,344	470,780

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	4,000	(5,500)	(13,000)	14,500	(14,000)	(14,500)	(3,500)	(4,000)	(3,188)	(3,500)	(14,000)	26	449	(100)

Total increase (decrease) in net assets	(815,794,298)	(71,003,870)	2,901,320	(723,592)	(12,803,897)	(36,617,814)	(24,413,224)	(12,087,902)	(12,812,322)	(13,869,595)	(12,682,559)	(83,645,135)	92,498	(1,805,968)	438,784
Net Assets
Beginning of year	1,907,552,146	153,225,767	59,797,867	25,930,430	39,328,207	72,839,906	44,480,597	27,674,678	28,458,405	29,899,031	29,880,637	196,693,473	615,277	5,696,603	517,592

End of year	$1,091,757,848	$82,221,897	$62,699,187	$25,206,838	$26,524,310	$36,222,092	$20,067,373	$15,586,776	$15,646,083	$16,029,436	$17,198,078	$113,048,338	$707,775	$3,890,635	$956,376

Changes in Units
Beginning units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001	3,953

Units purchased	1,254,457	18,312	181,126	21,912	6,642	11,798	1,245	23,399	20,771	17,493	17,308	54,268	3,027	11,114	14,575
Units sold	(1,618,101)	(32,850)	(183,094)	(31,226)	(12,362)	(18,561)	(14,536)	(36,082)	(36,381)	(36,016)	(37,348)	(90,310)	(2,630)	(8,302)	(10,461)

Ending units	5,402,562	134,973	277,875	62,329	48,504	83,922	59,201	158,183	125,870	123,710	122,276	374,555	5,626	32,813	8,067

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT	NVIT		Neuberger
	NVIT	Investor	Investor		Berman	Gartmore							NVIT Multi-
	Investor	Destinations	Destinations		NVIT	NVIT		Federated	NVIT Global		NVIT	Gartmore	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	NVIT Core	Socially	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	Technology and	NVIT Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Plus Bond	Responsible	Markets	Cap Index	Income Bond	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$332,778	$449,374	$50,827	$590	$9	$9,269	$20,264	$43,645	$2,721	$(1,723)	$(1,616)	$15,107	$(11,296)	$(13,383)
Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981
Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net increase (decrease) in net assets operations	(4,033,869)	(9,304,623)	(348,883)	661	(1,453)	(1,496,436)	(1,529,521)	(158,715)	(131,831)	(138,016)	(171,550)	(260,045)	(1,000,216)	(960,623)

From Variable Life Policy Transactions
Policyholders’ net premiums	2,305,123	3,894,067	240,853	4,248	182	51,208	409,952	7,793	3,426	6,129	2,208	14,260	156,557	198,165
Cost of insurance and administrative charges	(1,324,525)	(1,984,914)	(243,493)	(4,227)	(214)	(68,499)	(225,739)	(69,125)	(12,817)	(13,915)	(15,512)	(22,521)	(94,609)	(119,107)
Surrenders and forfeitures	(833,483)	(1,191,686)	(123,720)	—	—	(421,913)	(348,928)	(74,565)	(2,756)	(2,864)	(3,362)	(7,721)	(83,468)	(104,083)
Transfers between portfolios and the Guaranteed Account	1,646,216	684,169	316,617	42,177	9,922	245,580	(44,067)	(1,576)	(2,175)	(59,292)	(107,034)	(189,646)	129,107	74,889
Net (withdrawals) repayments due to policy loans	(150,404)	(66,110)	(43,491)	—	—	364	(44,593)	1,008	(3,200)	20,935	2,174	448	(5,276)	(7,432)
Withdrawals due to death benefits	(144,419)	(40,947)	—	—	—	—	(815)	(4,309)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	1,498,508	1,294,579	146,766	42,198	9,890	(193,260)	(254,190)	(140,774)	(17,522)	(49,007)	(121,526)	(205,180)	102,311	42,432

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	(492)	—	(1)	(1)	(156)	(100)	(100)	—	32	(400)	—	(65)	77

Total increase (decrease) in net assets	(2,535,661)	(8,010,536)	(202,117)	42,858	8,436	(1,689,852)	(1,783,811)	(299,589)	(149,353)	(186,991)	(293,476)	(465,225)	(897,971)	(918,114)
Net Assets
Beginning of year	16,638,079	27,863,426	2,137,616	—	—	2,614,716	4,364,660	631,119	292,500	559,904	442,621	876,457	2,114,898	2,207,661

End of year	$14,102,418	$19,852,890	$1,935,499	$42,858	$8,436	$924,864	$2,580,849	$331,530	$143,147	$372,913	$149,145	$411,232	$1,216,928	$1,289,547

Changes in Units
Beginning units	103,981	155,909	14,050	—	—	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241

Units purchased	30,932	37,067	4,353	477	141	1,434	4,174	120	23	101	31	38	3,688	2,303
Units sold	(19,272)	(29,616)	(3,317)	(44)	(4)	(1,892)	(5,519)	(904)	(131)	(335)	(506)	(443)	(2,796)	(2,207)

Ending units	115,641	163,360	15,086	433	137	2,027	18,702	2,375	1,077	1,869	597	734	12,402	10,337

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT Multi-	Gartmore						Gartmore				American		American
		Manager	NVIT	NVIT Global		NVIT	Gartmore	Federated	NVIT			Van Kampen	Funds NVIT	American	Funds NVIT	American	American
	NVIT Multi	International	Emerging	Financial	NVIT Health	Technology and	NVIT Global	NVIT High	International	NVIT Core	NVIT Short	NVIT Real	Asset	Funds NVIT	Global	Funds NVIT	Funds NVIT
	Sector Bond	Value	Markets	Services	Sciences	Communications	Utilities	Income Bond	Equity	Bond	Term Bond	Estate	Allocation	Bond	Growth	Growth	Growth-Income
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

From Operations Net investment income (loss)	$106,563	$250,799	$24,154	$4,911	$(2,335)	$(3,365)	$44,266	$79,047	$323	$3,052	$250	$376	$3,937	$14,355	$12,617	$11,272	$1,893
Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)
Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net increase (decrease) in net assets operations	(325,184)	(13,100,813)	(3,948,223)	(216,654)	(168,692)	(290,266)	(732,320)	(295,781)	(12,474)	227	(111)	(5,919)	(51,660)	(33,830)	(263,474)	(365,696)	(59,209)

From Variable Life Policy Transactions
Policyholders’ net premiums	139,324	2,936,676	529,859	43,118	86,800	98,865	125,675	143,469	4,423	7,753	923	1,332	15,060	26,397	102,364	88,725	10,916
Cost of insurance and administrative charges	(137,096)	(1,272,605)	(384,644)	(22,140)	(37,168)	(44,498)	(118,212)	(66,922)	(1,260)	(10,323)	(275)	(462)	(12,448)	(47,669)	(42,379)	(38,603)	(4,465)
Surrenders and forfeitures	(203,169)	(2,708,656)	(194,536)	(30,667)	(33,570)	(38,536)	(78,386)	(55,083)	—	—	—	—	(3,321)	(60,441)	(51,939)	(10,082)	—
Transfers between portfolios and the Guaranteed Account	(39,781)	(57,050)	(10,174)	94,214	114,150	19,687	(128,032)	(27,797)	45,999	189,375	26,191	18,220	97,211	89,264	285,663	629,421	69,553
Net (withdrawals) repayments due to policy loans	(18,060)	(64,981)	(40,451)	(969)	(16,000)	(15,290)	(34,937)	(98,737)	—	—	—	—	—	(575)	(7,162)	(7,709)	—
Withdrawals due to death benefits	(12,045)	(23,553)	(68,855)	—	—	—	—	(5,017)	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(270,827)	(1,190,169)	(168,801)	83,556	114,212	20,228	(233,892)	(110,087)	49,162	186,805	26,839	19,090	96,502	6,976	286,547	661,752	76,004

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(150)	36,987	(481)	—	(26)	186	16	326	(1)	(1)	(1)	(2)	1	5	14	15	(4)

Total increase (decrease) in net assets	(596,161)	(14,253,995)	(4,117,505)	(133,098)	(54,506)	(269,852)	(966,196)	(405,542)	36,687	187,031	26,727	13,169	44,843	(26,849)	23,087	296,071	16,791
Net Assets
Beginning of year	1,891,816	29,225,522	6,918,910	404,427	554,249	578,394	2,195,734	1,119,687	—	—	—	—	115,502	310,864	446,988	290,487	72,608

End of year	$1,295,655	$14,971,527	$2,801,405	$271,329	$499,743	$308,542	$1,229,538	$714,145	$36,687	$187,031	$26,727	$13,169	$160,345	$284,015	$470,075	$586,558	$89,399

Changes in Units
Beginning units	12,772	148,290	22,669	2,656	4,539	4,082	10,028	9,487	—	—	—	—	1,044	2,900	3,650	2,536	738

Units purchased	2,294	32,836	7,011	1,489	2,219	1,594	2,353	2,009	692	1,996	273	242	1,582	1,297	4,409	7,575	1,346
Units sold	(5,216)	(40,496)	(7,755)	(809)	(1,245)	(1,413)	(3,952)	(3,022)	(23)	(107)	(3)	(8)	(547)	(1,235)	(1,756)	(862)	(606)

Ending units	9,850	140,630	21,925	3,336	5,513	4,263	8,429	8,474	669	1,889	270	234	2,079	2,962	6,303	9,249	1,478

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

								NVIT Multi-	NVIT Multi-	NVIT Multi-
			NVIT			NVIT	NVIT	Manager	Manager	Manager	NVIT Multi-	NVIT Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	International	Large Cap	Large Cap	Manager Mid	Manager Mid
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	Growth	Growth	Value	Cap Growth	Cap Value
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Fund	Fund	Fund	Fund	Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

From Operations
Net investment income (loss)	$990	$8	$266	$79	$482	$274	$57	$2	$0	$122	$(3)	$8
Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)
Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net increase (decrease) in net assets operations	(37,561)	49	(6,144)	196	809	(7,216)	(1,056)	73	12	(5,734)	(581)	6

From Variable Life Policy Transactions
Policyholders’ net premiums	34,008	1,058	1,083	421	876	6,376	1,587	2,051	108	782	366	364
Cost of insurance and administrative charges	(6,163)	(48)	(577)	(2,512)	(226)	(647)	(1,891)	(796)	(17)	(570)	(88)	(16)
Surrenders and forfeitures	—	—	—	(3,025)	—	—	—	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	221,983	81	29,207	15,816	78,924	24,599	6,548	1,135	126	37,593	523	836
Net (withdrawals) repayments due to policy loans	—	—	—	—	—	—	—	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	249,828	1,091	29,713	10,700	79,574	30,328	6,244	2,390	217	37,805	801	1,184

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	—	—	—	—	(1)	(1)	(1)	—	(1)	—	—

Total increase (decrease) in net assets	212,266	1,140	23,569	10,896	80,383	23,111	5,187	2,462	229	32,070	220	1,190
Net Assets
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—

End of year	$212,266	$1,140	$23,569	$10,896	$80,383	$23,111	$5,187	$2,462	$229	$32,070	$220	$1,190

Changes in Units
Beginning units	—	—	—	—	—	—	—	—	—	—	—	—

Units purchased	3,418	15	334	181	1,062	346	83	54	4	515	23	18
Units sold	(93)	(1)	(8)	(61)	(2)	(9)	(21)	(14)	(0)	(8)	(19)	(0)

Ending units	3,325	14	326	120	1,060	337	62	40	4	507	4	18

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
						Fidelity VIP					Fidelity	VIP II		VIP II
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP		VIP II Asset	Investment	Fidelity VIP II	Investment
	Equity-	Growth	High Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Fidelity VIP	Manager	Grade Bond	Contrafund	Grade Bond
	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	High Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Portfolio: Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio: Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$2,142,184	$218,908	$934,285	$514,595	$528,505	$60,394	$537	$2,212	$40,968	$262,144	$772,285	$1,564,142	$382,448	$42,576
Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)
Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net increase (decrease) in net assets operations	(62,560,579)	(91,424,827)	(3,245,741)	(15,257,291)	(14,485,836)	(1,762,064)	(1,294,987)	(77,641)	(1,101,384)	(831,347)	(12,616,349)	(1,636,127)	(64,514,827)	(58,788)

From Variable Life Policy Transactions
Policyholders’ net premiums	9,592,950	13,488,541	266,464	415,489	3,264,305	1,014,879	583,470	2,724	611,175	898,534	3,134,726	3,294,766	8,612,665	267,021
Cost of insurance and administrative charges	(8,810,846)	(12,182,939)	(946,292)	(1,693,254)	(1,445,721)	(412,763)	(258,189)	(24,736)	(215,072)	(288,658)	(3,189,036)	(3,172,267)	(7,630,710)	(145,395)
Surrenders and forfeitures	(8,357,683)	(11,049,393)	(886,663)	(2,172,041)	(1,878,938)	(177,438)	(165,589)	(46,792)	(80,379)	(195,401)	(2,604,466)	(5,774,960)	(6,886,302)	(248,326)
Transfers between portfolios and the Guaranteed Account	(3,130,801)	(3,697,321)	(474,422)	(862,836)	604,246	(8,599)	122,125	(1,908)	36,333	(373,653)	(259,514)	(3,543,619)	(2,377,480)	49,116
Net (withdrawals) repayments due to policy loans	(422,797)	(390,207)	(18,454)	(369,922)	(235,270)	503	(3,358)	(555)	(3,794)	(29,757)	(296,286)	(273,333)	(532,572)	(428)
Withdrawals due to death benefits	(467,473)	(535,314)	(85,703)	(93,794)	(90,522)	(163)	(67)	—	(71)	(79,396)	(327,890)	(324,343)	(329,820)	(565)

Net (decrease) increase in net assets derived from policy transactions	(11,596,650)	(14,366,633)	(2,145,070)	(4,776,358)	218,100	416,419	278,392	(71,267)	348,192	(68,331)	(3,542,466)	(9,793,756)	(9,144,219)	(78,577)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,000	18,500	(3,500)	1,568	30,070	—	—	—	(1,558)	(91)	(4,000)	(7,000)	(4,500)	—

Total increase (decrease) in net assets	(74,154,229)	(105,772,960)	(5,394,311)	(20,032,081)	(14,237,666)	(1,345,645)	(1,016,595)	(148,908)	(754,750)	(899,769)	(16,162,815)	(11,436,883)	(73,663,546)	(137,365)
Net Assets
Beginning of year	153,760,461	203,923,917	14,359,223	37,866,134	32,578,014	3,797,081	2,566,611	237,622	2,255,519	3,395,178	45,608,803	46,653,606	156,900,456	1,270,739

End of year	$79,606,232	$98,150,957	$8,964,912	$17,834,053	$18,340,348	$2,451,436	$1,550,016	$88,714	$1,500,769	$2,495,409	$29,445,988	$35,216,723	$83,236,910	$1,133,374

Changes in Units
Beginning units	289,559	417,459	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782

Units purchased	37,027	62,928	1,150	2,115	39,476	8,654	6,003	17	5,694	18,783	15,297	23,647	39,813	3,463
Units sold	(66,888)	(99,494)	(12,143)	(21,390)	(35,074)	(5,671)	(3,811)	(331)	(3,223)	(19,290)	(29,612)	(66,589)	(64,073)	(4,221)

Ending units	259,698	380,893	43,872	69,280	154,536	25,036	16,514	634	15,108	33,979	101,048	138,130	305,223	10,024

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		Fidelity		Fidelity			Lehman
	Fidelity	VIP III	Fidelity	VIP IV	Fidelity VIP	Fidelity VIP	Brothers			Neuberger	Neuberger
	VIP III	Value	VIP IV	Freedom	IV Freedom	IV Freedom	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	Mid Cap	Strategies	Energy	Fund 2010	Fund 2020	Fund 2030	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Service	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(45,472)	$(443)	$(13,064)	$7,674	$17,500	$14,952	$525,603	$(34,788)	$(5,892)	$(9,181)	$14,005	$(4,736)	$808
Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)
Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net increase (decrease) in net assets operations	(6,445,286)	(1,321,944)	(1,281,559)	(117,185)	(337,723)	(478,214)	(1,942,143)	(17,070,523)	(396,814)	(736,750)	(440,311)	(345,334)	(126,327)

From Variable Life Policy Transactions
Policyholders’ net premiums	1,070,996	183,285	163,458	13,264	64,587	137,580	1,224,515	1,828,401	80,962	108,878	67,273	64,642	15,787
Cost of insurance and administrative charges	(823,455)	(131,623)	(122,205)	(40,681)	(52,496)	(57,434)	(1,054,240)	(1,679,426)	(68,752)	(90,181)	(56,462)	(42,638)	(6,603)
Surrenders and forfeitures	(653,231)	(55,994)	(331,598)	(294,829)	(9,838)	(905)	(1,171,379)	(2,338,095)	(67,817)	(27,001)	(59,250)	(25,675)	(9,462)
Transfers between portfolios and the Guaranteed Account	(87,055)	(185,268)	679,124	198,898	184,164	(75,584)	(939,004)	284,713	24,486	273,434	71,840	(322,996)	59,192
Net (withdrawals) repayments due to policy loans	41,565	(1,968)	(22,143)	—	154	77,696	(95,450)	(117,246)	(3,750)	(15,939)	(3,861)	(2,904)	(248)
Withdrawals due to death benefits	(25,336)	(7,569)	—	—	—	—	(6,639)	(151,702)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(476,516)	(199,137)	366,636	(123,348)	186,571	81,353	(2,042,197)	(2,173,355)	(34,871)	249,191	19,540	(329,571)	58,666

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	100	—	110	12	32	37	1,640	(10,500)	(3,000)	38	37	(61)	10

Total increase (decrease) in net assets	(6,921,702)	(1,521,081)	(914,813)	(240,521)	(151,120)	(396,824)	(3,982,700)	(19,254,378)	(434,685)	(487,521)	(420,734)	(674,966)	(67,651)
Net Assets
Beginning of year	16,480,933	2,742,101	1,933,441	553,045	878,659	1,147,827	14,668,779	34,337,244	1,040,631	1,539,406	1,100,244	1,057,420	220,309

End of year	$9,559,231	$1,221,020	$1,018,628	$312,524	$727,539	$751,003	$10,686,079	$15,082,866	$605,946	$1,051,885	$679,510	$382,454	$152,658

Changes in Units
Beginning units	52,370	11,327	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683

Units purchased	9,033	2,971	6,345	1,815	2,124	2,863	10,540	20,476	1,303	2,437	1,307	1,612	714
Units sold	(10,886)	(3,878)	(4,936)	(2,866)	(561)	(2,336)	(20,412)	(29,143)	(1,616)	(1,040)	(1,178)	(3,917)	(223)

Ending units	50,517	10,420	9,988	3,319	8,101	8,736	58,973	129,860	5,711	6,626	5,980	4,896	2,174

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
									Alger			Variable	Investment	Investment
			Van Eck	Van Eck			Van Eck		American		Wells Fargo	Investment	Fund —	Portfolios —
	Van Eck	Van Eck	Worldwide	Worldwide		Van Eck	Worldwide	Van Eck	Small		VT	Fund —	Developing	Small Cap	Dreyfus
	Worldwide	Worldwide	Emerging	Real Estate	Van Eck	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index
	Bond Fund:	Hard Assets	Markets	Portfolio:	Worldwide	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Fund:	Fund:	Initial	Bond Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Initial Class	Initial Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$378,541	$(29,502)	$(137,700)	$165,858	$337,914	$(35,924)	$(95,435)	$236,666	$(196,036)	$(67,846)	$79,064	$50,176	$231	$8,308	$119,569
Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588
Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net increase (decrease) in net assets operations	104,070	(4,362,817)	(19,193,772)	(2,306,263)	88,570	(5,510,560)	(12,596,496)	(3,436,507)	(17,788,464)	(5,001,777)	(3,156,554)	(1,185,669)	(58,272)	(2,034,737)	(3,864,359)

From Variable Life Policy Transactions
Policyholders’ net premiums	83,870	120,247	157,058	36,715	528,604	652,260	1,448,315	494,473	2,386,790	880,013	584,346	411,411	22,286	1,149,826	1,244,301
Cost of insurance and administrative charges	(294,777)	(306,496)	(887,750)	(188,338)	(327,177)	(490,673)	(687,569)	(323,014)	(2,104,362)	(696,710)	(531,179)	(310,145)	(9,729)	(539,197)	(669,877)
Surrenders and forfeitures	(358,387)	(550,620)	(1,441,226)	(158,569)	(389,932)	(609,516)	(1,051,512)	(326,611)	(1,793,079)	(618,071)	(789,551)	(848,200)	(463)	(551,790)	(1,024,637)
Transfers between portfolios and the Guaranteed Account	134,478	402,260	(1,247,154)	(317,895)	1,082,751	1,248,621	410,895	(109,436)	(628,704)	(268,238)	(191,427)	(302,441)	(682)	(370,713)	(606,813)
Net (withdrawals) repayments due to policy loans	(71,204)	(85,290)	197,589	9,483	(43,693)	(126,024)	(80,164)	(43,772)	(87,836)	(26,891)	(7,855)	(2,595)	634	(42,701)	(40,475)
Withdrawals due to death benefits	(17,098)	(10,624)	(33,155)	(1,344)	(3,534)	(3,280)	(32,012)	(3,505)	(99,844)	(6,081)	(2,564)	(331)	—	(2,675)	(15,675)

Net (decrease) increase in net assets derived from policy transactions	(523,118)	(430,523)	(3,254,638)	(619,948)	847,019	671,388	7,953	(311,865)	(2,327,035)	(735,978)	(938,230)	(1,052,301)	12,046	(357,250)	(1,113,176)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,200)	2,500	7,000	(14,500)	3,121	(11,310)	24,768	(1,178)	5,500	4,304	(2,000)	1,736	(17)	(1,500)	(2,800)

Total increase (decrease) in net assets	(423,248)	(4,790,840)	(22,441,410)	(2,940,711)	938,710	(4,850,482)	(12,563,775)	(3,749,550)	(20,109,999)	(5,733,451)	(4,096,784)	(2,236,234)	(46,243)	(2,393,487)	(4,980,335)
Net Assets
Beginning of year	4,804,569	9,798,836	32,027,164	4,630,774	4,015,337	11,151,910	19,846,880	6,617,437	39,487,928	11,868,973	8,654,528	4,641,082	147,110	6,788,604	11,155,576

End of year	$4,381,321	$5,007,996	$9,585,754	$1,690,063	$4,954,047	$6,301,428	$7,283,105	$2,867,887	$19,377,930	$6,135,522	$4,557,744	$2,404,848	$100,867	$4,395,118	$6,175,241

Changes in Units
Beginning units	13,677	11,498	56,497	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314

Units purchased	1,224	1,585	1,232	287	15,686	11,063	18,095	6,147	24,069	18,634	7,526	3,887	237	9,058	13,415
Units sold	(4,055)	(3,222)	(11,137)	(2,685)	(13,282)	(8,838)	(14,010)	(6,176)	(35,902)	(28,135)	(14,124)	(11,597)	(123)	(10,868)	(21,023)

Ending units	10,846	9,861	46,592	9,119	28,883	26,325	53,636	24,291	172,061	124,354	51,776	23,951	993	31,726	53,706

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										Janus Aspen	Janus Aspen		Janus Aspen	Janus Aspen	Janus Aspen
				American		American		American		Series —	Series —	Janus Aspen	Series —	Series —	Series —
	American	American	American	Century VP		Century VP		Century VP	Janus Aspen	International	Global	Series —	INTECH Risk-	International	Global
	Century VP	Century VP	Century VP	Income and	American	Mid Cap	American	Inflation	Series - Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	Growth	Century VP	Value	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	International	Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$1,689	$(13,788)	$121,337	$20,096	$1,248	$(3,127)	$(3,420)	$102,604	$(27,116)	$65,376	$(1,086)	$29,710	$(45)	$145,110	$(3,443)
Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601
Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net increase (decrease) in net assets operations	(426,052)	(1,001,883)	(2,129,587)	(598,140)	(1,112,669)	(170,168)	(326,300)	(85,420)	(2,193,390)	(1,969,770)	(88,765)	(292,341)	(89,966)	(4,745,797)	(284,541)

From Variable Life Policy Transactions
Policyholders’ net premiums	27,489	320,817	645,273	226,810	215,165	63,942	54,579	160,584	483,860	67,393	1,322	96,233	25,088	442,035	67,600
Cost of insurance and administrative charges	(57,386)	(180,580)	(466,093)	(116,680)	(139,343)	(35,382)	(36,809)	(144,504)	(268,053)	(138,498)	(16,145)	(112,171)	(15,859)	(359,501)	(36,010)
Surrenders and forfeitures	(171,364)	(136,905)	(542,356)	(90,841)	(152,364)	(25,125)	(9,232)	(134,497)	(162,830)	(145,044)	(14,868)	(111,861)	(9,921)	(255,772)	(17,661)
Transfers between portfolios and the Guaranteed Account	(100,190)	28,602	(412,623)	(234,934)	95,817	274,889	164,327	751,087	512,539	(143,825)	(6,166)	801,526	(3,990)	2,490,336	38,767
Net (withdrawals) repayments due to policy loans	(2,851)	(5,641)	(8,173)	536	(26,326)	(13,464)	(7,334)	(24,286)	(132,607)	6,227	(8,507)	(4,367)	5,658	(14,941)	(77,721)
Withdrawals due to death benefits	—	(5,775)	—	—	—	(8,410)	—	(31,628)	(8,155)	—	(5,693)	(8,537)	—	—	(439)

Net (decrease) increase in net assets derived from policy transactions	(304,302)	20,518	(783,972)	(215,109)	(7,051)	256,450	165,531	576,756	424,754	(353,747)	(50,057)	660,823	976	2,302,157	(25,464)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,000	(500)	(500)	(2,300)	(21)	10	17	161	203	2,000	500	(9,590)	37	87	32

Total increase (decrease) in net assets	(728,354)	(981,865)	(2,914,059)	(815,549)	(1,119,741)	86,292	(160,752)	491,497	(1,768,433)	(2,321,517)	(138,322)	358,892	(88,953)	(2,443,553)	(309,973)
Net Assets
Beginning of year	1,193,085	2,344,869	8,201,346	1,844,758	2,512,359	450,566	525,010	1,854,054	4,190,073	3,956,322	238,438	1,041,880	243,433	6,734,353	693,193

End of year	$464,731	$1,363,004	$5,287,287	$1,029,209	$1,392,618	$536,858	$364,258	$2,345,551	$2,421,640	$1,634,805	$100,116	$1,400,772	$154,480	$4,290,800	$383,220

Changes in Units
Beginning units	2,778	17,069	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592

Units purchased	32	4,751	7,684	1,898	4,830	3,524	3,123	9,151	11,970	409	69	6,158	223	16,107	1,797
Units sold	(1,028)	(4,318)	(13,397)	(3,484)	(4,667)	(1,503)	(2,020)	(5,521)	(10,195)	(1,681)	(459)	(2,132)	(207)	(7,814)	(1,830)

Ending units	1,782	17,502	44,924	8,662	13,738	5,470	4,165	16,799	19,072	4,620	1,026	9,537	1,151	32,523	4,559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series I	Fund: Series I	Fund: Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(28,094)	$21,098	$26,473	$39,394	$(3,847)	$72,222	$16,891	$4,166	$(2,207)	$(8,784)	$131,878	$871	$(366)
Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635
Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net increase (decrease) in net assets operations	(2,739,377)	(1,167,708)	(1,377,480)	(515,185)	(942,617)	(4,592,327)	(298,005)	(1,521,733)	(167,225)	(754,694)	(257,526)	(28,255)	(33,162)

From Variable Life Policy Transactions
Policyholders’ net premiums	782,165	60,665	365,406	11,142	177,137	1,532,011	114,889	283,727	51,440	81,164	408,598	10,004	13,221
Cost of insurance and administrative charges	(451,406)	(135,371)	(249,122)	(57,508)	(134,009)	(770,099)	(15,312)	(193,296)	(33,522)	(61,728)	(318,161)	(8,778)	(9,499)
Surrenders and forfeitures	(625,866)	(98,989)	(300,707)	(19,707)	(140,085)	(748,242)	(8,662)	(273,920)	(44,337)	(61,688)	(497,122)	(646)	(10,102)
Transfers between portfolios and the Guaranteed Account	34,369	(106,225)	(166,631)	(44,093)	(128,578)	116,745	106,093	78,904	31,165	891,208	(11,668)	(9,588)	(21,800)
Net (withdrawals) repayments due to policy loans	(18,268)	18,715	(1,825)	(1,782)	(7,635)	10,380	(7,391)	(5,610)	(1,367)	(14,145)	(725)	(68)	(316)
Withdrawals due to death benefits	(66)	—	—	—	—	(168,318)	—	(1,354)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(279,072)	(261,205)	(352,879)	(111,948)	(233,170)	(27,523)	189,617	(111,549)	3,379	834,811	(419,078)	(9,076)	(28,496)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	—	(1,100)	8	9	(999)	392	(530)	14	(30)	(200)	(80)	(49)

Total increase (decrease) in net assets	(3,018,749)	(1,428,913)	(1,731,459)	(627,125)	(1,175,778)	(4,620,849)	(107,996)	(1,633,812)	(163,832)	80,087	(676,804)	(37,411)	(61,707)
Net Assets
Beginning of year	6,167,528	3,055,277	3,836,029	757,773	2,555,347	11,090,536	271,194	3,049,274	390,640	864,111	2,967,937	90,737	125,461

End of year	$3,148,779	$1,626,364	$2,104,570	$130,648	$1,379,569	$6,469,687	$163,198	$1,415,462	$226,808	$944,198	$2,291,133	$53,326	$63,754

Changes in Units
Beginning units	41,017	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770

Units purchased	11,251	489	4,703	335	2,419	17,060	5,915	4,458	797	6,356	6,079	101	107
Units sold	(12,982)	(1,720)	(7,088)	(1,524)	(3,735)	(18,236)	(636)	(4,964)	(795)	(1,526)	(10,635)	(166)	(318)

Ending units	39,286	7,895	22,083	3,768	10,063	67,077	8,100	15,197	2,258	8,221	19,621	547	559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Franklin
	Franklin		Franklin	Templeton
	Templeton	Franklin	Templeton	VIP	Franklin
	VIP Franklin	Templeton	VIP	Templeton	Templeton	Franklin
	Small Cap	VIP Franklin	Templeton	Developing	VIP	Founding			MFS		Putnam VT	Putnam VT
	Value	Rising	Foreign	Markets	Templeton	Funds	AllianceBernstein	AllianceBernstein	Investors		Growth &	International	Putnam VT
	Securities	Dividends	Securities	Securities	Global Income	Allocation	Growth and	Small / Mid Cap	Growth Stock	MFS Value	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund —	Securities Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class 2	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$51,842	$105,385	$31,877	$43,738	$44,469	$10	$41,808	$1,378	$(797)	$21,151	$4,448	$3,427	$(2,912)
Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)
Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net increase (decrease) in net assets operations	(2,615,313)	(2,438,512)	(817,180)	(1,456,675)	56,753	(167)	(1,586,444)	(1,257,995)	(313,574)	(1,365,750)	(146,625)	(126,784)	(189,854)

From Variable Life Policy Transactions
Policyholders’ net premiums	630,910	611,746	61,999	275,966	68,866	186	270,441	210,854	74,378	284,947	35,429	6,579	27,995
Cost of insurance and administrative charges	(477,891)	(590,194)	(109,161)	(169,933)	(55,614)	(85)	(229,404)	(159,342)	(60,647)	(247,730)	(23,230)	(8,575)	(23,044)
Surrenders and forfeitures	(418,071)	(644,580)	(114,052)	(105,983)	(24,726)	—	(293,843)	(123,791)	(44,145)	(287,527)	(48,389)	(42)	(5,875)
Transfers between portfolios and the Guaranteed Account	(88,560)	(216,867)	(59,073)	57,830	693,660	418	(138,234)	232,257	(10,388)	(146,434)	(23,539)	8,700	(12,541)
Net (withdrawals) repayments due to policy loans	(38,637)	(33,979)	(3,211)	(18,076)	(19,427)	—	10,706	(3,274)	(1,087)	3,136	76	372	16,150
Withdrawals due to death benefits	(11,221)	(7,680)	—	—	—	—	—	(4,005)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(403,470)	(881,554)	(223,498)	39,804	662,759	519	(380,334)	152,699	(41,889)	(393,608)	(59,653)	7,034	2,685

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(400)	(119)	153	115	37	(1)	79	60	(18)	(100)	12	—	—

Total increase (decrease) in net assets	(3,019,183)	(3,320,185)	(1,040,525)	(1,416,756)	719,549	351	(1,966,699)	(1,105,236)	(355,481)	(1,759,458)	(206,266)	(119,750)	(187,169)
Net Assets
Beginning of year	8,178,749	9,896,092	2,157,443	2,732,875	886,275	—	4,016,345	3,263,027	862,693	4,318,487	404,763	290,074	494,910

End of year	$5,159,567	$6,575,907	$1,116,918	$1,316,119	$1,605,824	$351	$2,049,646	$2,157,791	$507,212	$2,559,029	$198,497	$170,324	$307,741

Changes in Units
Beginning units	35,735	55,089	4,015	13,184	7,296	—	20,678	13,917	4,862	18,297	2,406	560	3,387

Units purchased	5,806	22,393	317	4,153	8,008	6	3,038	3,788	686	4,981	480	35	343
Units sold	(7,945)	(27,598)	(941)	(3,822)	(2,768)	(1)	(6,044)	(3,694)	(1,041)	(7,068)	(885)	(71)	(536)

Ending units	33,596	49,884	3,391	13,515	12,536	5	17,672	14,011	4,507	16,210	2,001	524	3,194

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Van Kampen
					Van Kampen	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$50,926	$44,017	$57,161	$17,772	$57,481	$28,562	$124,166	$(9,870)	$30,824	$25,690
Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689
Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net increase (decrease) in net assets operations	(693,064)	56,249	(208,488)	(1,427,070)	(172,285)	(63,629)	(1,895,199)	(802,602)	(970,597)	(6,262)

From Variable Life Policy Transactions
Policyholders’ net premiums	466,476	300,583	280,841	806,264	100,316	7,506	430,981	149,164	212,682	38,563
Cost of insurance and administrative charges	(235,503)	(156,349)	(98,317)	(331,251)	(85,675)	(22,410)	(334,850)	(102,216)	(226,200)	(49,340)
Surrenders and forfeitures	(216,303)	(336,834)	(41,888)	(208,963)	(40,952)	(2,641)	(315,134)	(521,734)	(205,175)	(3,882)
Transfers between portfolios and the Guaranteed Account	(26,603)	45,771	(33,763)	49,190	(33,685)	(22,790)	(836,022)	123,251	276,812	759,317
Net (withdrawals) repayments due to policy loans	(7,983)	(798)	(3,880)	(1,748)	(23,553)	1,467	(32,668)	(1,759)	(3,759)	(1,366)
Withdrawals due to death benefits	(154)	—	(160)	(329)	—	—	(12,527)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(20,070)	(147,627)	102,833	313,163	(83,549)	(38,868)	(1,100,220)	(353,294)	54,360	743,292

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	—	—	(435)	100	9	(202)	90	(11)	(68)

Total increase (decrease) in net assets	(713,134)	(91,378)	(105,655)	(1,114,342)	(255,734)	(102,488)	(2,995,621)	(1,155,806)	(916,248)	736,962
Net Assets
Beginning of year	2,203,732	1,238,117	836,344	3,227,929	1,564,510	467,623	5,815,477	2,193,719	2,436,788	403,165

End of year	$1,490,598	$1,146,739	$730,689	$2,113,587	$1,308,776	$365,135	$2,819,856	$1,037,913	$1,520,540	$1,140,127

Changes in Units
Beginning units	12,966	10,397	6,190	15,734	9,965	1,307	23,396	16,056	19,103	3,708

Units purchased	3,630	5,075	2,664	5,934	2,081	109	3,562	4,328	6,979	9,371
Units sold	(3,782)	(6,233)	(1,859)	(3,791)	(2,720)	(253)	(9,104)	(7,038)	(7,242)	(2,664)

Ending units	12,814	9,239	6,995	17,877	9,326	1,163	17,854	13,346	18,840	10,415

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-			Nationwide
			Nationwide	Nationwide					Kampen	Manager	Manager		Nationwide	NVIT
		Nationwide	NVIT	NVIT	JP Morgan	Nationwide	Nationwide	Nationwide	NVIT	NVIT	NVIT	Nationwide	NVIT	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	NVIT	NVIT	Comstock	Small	Small Cap	NVIT S&P	Government	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	International	Growth	Value	Company	Growth	500 Index	Bond	Aggressive
		Fund —	Fund —	Fund —	Fund —	Fund —	Value Fund	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II

From Operations
Net investment income (loss)	$20,001,474	$722,833	$2,489,763	$971,863	$624,147	$(485,698)	$711,490	$(133,656)	$330,268	$(180,444)	$168,264	$1,896,036	$21,879	$66,257
Net realized (loss) gain on investments	141,612,391	8,365,776	—	(254,089)	1,382,269	1,894,148	5,492,804	689,874	2,973,312	3,396,179	5,923,248	706,632	(2,254)	353,314
Net unrealized appreciation (depreciation) during the year	13,054,973	2,208,550	—	913,030	(463,912)	4,499,979	(4,950,157)	4,128,058	(4,044,340)	(2,684,988)	(8,506,099)	6,415,338	16,401	(176,709)

Net increase in net assets from operations	174,668,838	11,297,159	2,489,763	1,630,804	1,542,504	5,908,429	1,254,137	4,684,276	(740,760)	530,747	(2,414,587)	9,018,006	36,026	242,862

From Variable Life Policy Transactions
Policyholders’ net premiums	152,934,694	7,372,806	10,040,782	2,157,300	2,499,004	4,437,922	360,009	2,518,488	2,360,985	2,450,654	2,478,347	17,739,951	119,565	939,613
Cost of insurance and administrative charges	(110,847,362)	(6,546,453)	(6,135,388)	(1,664,568)	(2,306,080)	(3,422,392)	(2,019,537)	(1,811,478)	(1,647,821)	(1,828,329)	(1,778,620)	(13,722,940)	(68,504)	(374,456)
Surrenders and forfeitures	(122,321,318)	(9,887,271)	(6,709,224)	(1,518,595)	(2,131,062)	(4,424,400)	(3,196,601)	(2,085,808)	(1,799,022)	(1,443,734)	(2,516,257)	(13,109,304)	(40,725)	(273,230)
Transfers between portfolios and the Guaranteed Account	(1,650,836)	(1,968,497)	3,129,199	57,436	896,152	(1,189,903)	(2,257,322)	(1,382,999)	(1,370,398)	(718,281)	(2,187,280)	(6,412,046)	28,556	856,611
Net (withdrawals) repayments due to policy loans	(8,494,887)	1,061,823	64,957	(18,921)	131,042	3,392	16,788	(114,897)	(21,660)	(104,096)	6,421	(1,212,754)	51	9,973
Withdrawals due to death benefits	(6,073,859)	(864,670)	(795,002)	(129,512)	(340,323)	(95,975)	(42,212)	(103,226)	(94,047)	(84,230)	(53,902)	(660,779)	(1,434)	(19,124)

Net (decrease) increase in net assets derived from policy transactions	(96,453,568)	(10,832,262)	(404,676)	(1,116,860)	(1,251,267)	(4,691,356)	(7,138,875)	(2,979,920)	(2,571,963)	(1,728,016)	(4,051,291)	(17,377,872)	37,509	1,139,387

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	37	786	1,000	1,009	990	1,196	955	343	(364)	268	1,043	879	(26)	(218)

Total increase (decrease) in net assets	78,215,307	465,683	2,086,087	514,953	292,227	1,218,269	(5,883,783)	1,704,699	(3,313,087)	(1,197,001)	(6,464,835)	(8,358,987)	73,509	1,382,031
Net Assets
Beginning of year	1,829,336,841	152,760,084	57,711,780	25,415,477	39,035,980	71,621,637	50,364,380	25,969,979	31,771,492	31,096,032	36,345,472	205,052,460	541,768	4,314,572

End of year	$1,907,552,148	$153,225,767	$59,797,867	$25,930,430	$39,328,207	$72,839,906	$44,480,597	$27,674,678	$28,458,405	$29,899,031	$29,880,637	$196,693,473	$615,277	$5,696,603

Changes in Units
Beginning units	5,963,402	163,814	277,898	76,487	57,587	97,321	85,335	190,353	151,538	150,845	157,866	448,660	4,897	23,860

Units purchased	1,264,825	15,700	200,857	15,334	7,800	9,600	1,262	22,190	25,086	19,104	21,154	52,689	1,484	11,539
Units sold	(1,462,021)	(30,003)	(198,912)	(20,178)	(11,163)	(16,236)	(14,105)	(41,677)	(35,144)	(27,716)	(36,704)	(90,752)	(1,152)	(5,398)

Ending units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Nationwide	Nationwide						Nationwide		Nationwide		Van
	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT		Multi-Manager	Nationwide	Kampen
	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global	Gartmore	NVIT	NVIT	NVIT
	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology	NVIT	Small	U.S.	Multi
	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and	Global	Cap	Growth	Sector
	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications	Utilities	Growth	Leaders	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$17,006	$301,152	$402,028	$43,410	$1,430	$28,078	$49,625	$8,155	$(4,617)	$(2,037)	$15,792	$(11,166)	$(15,140)	$62,736
Net realized (loss) gain on investments	22,424	394,222	720,951	72,743	389,333	237,203	(9,489)	65,248	68,643	22,971	210,937	67,187	19,948	4,604
Net unrealized appreciation (depreciation) during the year	(10,135)	(45,651)	44,188	(44,279)	319,322	1,170	(19,682)	(70,417)	37,786	25,335	(96,693)	33,277	410,129	4,223

Net increase in net assets from operations	29,295	649,723	1,167,167	71,874	710,085	266,451	20,454	2,986	101,812	46,269	130,036	89,298	414,937	71,563

From Variable Life Policy Transactions
Policyholders’ net premiums	69,904	2,629,406	4,851,548	270,997	63,325	501,643	14,333	13,503	5,591	2,633	12,729	172,862	227,544	196,956
Cost of insurance and administrative charges	(65,657)	(1,213,030)	(1,909,085)	(162,755)	(66,860)	(231,153)	(77,690)	(20,897)	(17,886)	(17,150)	(23,511)	(83,063)	(109,429)	(131,218)
Surrenders and forfeitures	(7,364)	(241,220)	(544,093)	(86,272)	(98,610)	(102,180)	(115,610)	(12,568)	(8,749)	(23,705)	(17,703)	(55,833)	(114,020)	(101,432)
Transfers between portfolios and the Guaranteed Account	45,755	2,192,023	4,153,457	570,623	425,192	(37,718)	(90,206)	(150,490)	(91,134)	221,059	244,536	716,570	(76,135)	135,702
Net (withdrawals) repayments due to policy loans	(12)	(18,464)	3,784	(1,174)	(919)	20,091	18,876	2,907	(442,830)	12,240	4,060	8,707	346	3,606
Withdrawals due to death benefits	—	(23,874)	(390)	—	—	—	—	—	—	—	—	(20)	—	(3,002)

Net (decrease) increase in net assets derived from policy transactions	42,626	3,324,841	6,555,221	591,419	322,128	150,683	(250,297)	(167,545)	(555,008)	195,077	220,111	759,223	(71,694)	100,612

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	90	20	(3)	28	3	(1)	—	(40)	(5)	—	(43)	14	(1)

Total increase (decrease) in net assets	71,921	3,974,654	7,722,408	663,290	1,032,241	417,137	(229,844)	(164,559)	(453,236)	241,341	350,147	848,478	343,257	172,174
Net Assets
Beginning of year	445,671	12,663,425	20,141,018	1,474,326	1,582,475	3,947,524	860,963	457,059	1,013,140	201,280	526,310	1,266,420	1,864,404	1,719,642

End of year	$517,592	$16,638,079	$27,863,426	$2,137,616	$2,614,716	$4,364,661	$631,119	$292,500	$559,904	$442,621	$876,457	$2,114,898	$2,207,661	$1,891,816

Changes in Units
Beginning units	3,363	82,512	119,754	10,321	2,474	19,628	5,094	1,502	2,526	870	985	7,850	10,539	12,056

Units purchased	1,516	32,221	53,930	5,745	469	3,830	89	433	196	501	350	6,640	2,646	3,463
Units sold	(926)	(10,752)	(17,775)	(2,016)	(458)	(3,411)	(2,024)	(750)	(619)	(299)	(196)	(2,980)	(2,944)	(2,747)

Ending units	3,953	103,981	155,909	14,050	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241	12,772

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide
			Nationwide	Nationwide	NVIT		Federated	American		American		American
	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American	Funds	American	Funds
	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds	NVIT	Funds	NVIT	Fidelity VIP
	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT	Global	NVIT	Growth —	Equity-	Fidelity VIP
	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond	Growth	Growth	Income	Income	Growth
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Portfolio:	Portfolio:
	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II	Class II	Class II	Class II	Initial Class	Initial Class

From Operations
Net investment income (loss)	$447,567	$(3,226)	$11,139	$(3,616)	$(5,029)	$34,663	$71,811	$1,555	$19,570	$7,543	$(38)	$711	$1,827,110	$317,051
Net realized (loss) gain on investments	3,914,418	1,197,073	53,437	14,352	113,688	567,390	(295)	722	130	2,220	2,829	3	14,708,077	(4,045,431)
Net unrealized appreciation (depreciation) during the year	(3,635,537)	715,362	(72,858)	52,297	(1,136)	(266,857)	(48,698)	(785)	(18,577)	19,585	14,264	(2,310)	(14,700,803)	47,779,470

Net increase in net assets from operations	726,448	1,909,209	(8,282)	63,033	107,523	335,196	22,818	1,492	1,123	29,348	17,055	(1,596)	1,834,384	44,051,090

From Variable Life Policy Transactions
Policyholders’ net premiums	3,533,688	454,208	47,863	92,957	85,513	164,194	164,401	8,161	11,166	63,584	63,434	3,668	11,212,674	15,641,122
Cost of insurance and administrative charges	(1,355,159)	(300,381)	(25,576)	(34,043)	(39,029)	(117,671)	(56,009)	(7,305)	(23,537)	(14,987)	(14,917)	(860)	(9,087,457)	(12,649,807)
Surrenders and forfeitures	(5,702,912)	(251,669)	(16,001)	(18,332)	(17,449)	(164,149)	(14,623)	(346)	—	(1,606)	(4,858)	—	(9,186,872)	(11,770,343)
Transfers between portfolios and the Guaranteed Account	713,834	1,201,533	27,329	(161,926)	(174,614)	(20,581)	114,528	83,256	306,712	324,287	128,998	71,400	(1,642,100)	(8,342,003)
Net (withdrawals) repayments due to policy loans	(129,285)	(85,664)	230	605	9	(21,557)	(8,563)	—	—	(205)	(1)	—	(784,371)	(980,166)
Withdrawals due to death benefits	(172,114)	—	—	(18)	(21)	—	—	—	—	—	—	—	(508,558)	(556,449)

Net (decrease) increase in net assets derived from policy transactions	(3,111,948)	1,018,027	33,845	(120,757)	(145,591)	(159,764)	199,734	83,766	294,341	371,073	172,656	74,208	(9,996,684)	(18,657,646)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(9,585)	(483)	32	(817)	(1,898)	5	(51)	(9)	(16)	(25)	(16)	(4)	2,041	8,980

Total increase (decrease) in net assets	(2,395,085)	2,926,753	25,595	(58,541)	(39,966)	175,437	222,501	85,249	295,448	400,396	189,695	72,608	(8,160,259)	25,402,424
Net Assets
Beginning of year	31,620,607	3,992,157	378,832	612,790	618,360	2,020,297	897,186	30,253	15,416	46,592	100,792	—	161,920,720	178,521,493

End of year	$29,225,522	$6,918,910	$404,427	$554,249	$578,394	$2,195,734	$1,119,687	$115,502	$310,864	$446,988	$290,487	$72,608	$153,760,461	$203,923,917

Changes in Units
Beginning units	169,162	18,901	2,443	5,642	5,206	11,033	7,786	288	147	432	977	—	310,744	461,606

Units purchased	33,291	12,036	813	1,378	4,669	4,684	2,993	825	2,979	3,367	1,779	746	33,081	55,600
Units sold	(54,163)	(8,268)	(600)	(2,481)	(5,793)	(5,689)	(1,292)	(69)	(226)	(149)	(220)	(8)	(54,266)	(99,747)

Ending units	148,290	22,669	2,656	4,539	4,082	10,028	9,487	1,044	2,900	3,650	2,536	738	289,559	417,459

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Fidelity		Fidelity
									Fidelity	VIP II		VIP II	Fidelity	Fidelity
	Fidelity VIP			Fidelity	Fidelity	Fidelity	Fidelity		VIP II	Investment	Fidelity	Investment	VIP III	VIP III
	High	Fidelity VIP	Fidelity VIP	VIP	VIP	VIP	VIP	VIP	Asset	Grade	VIP II	Grade	Mid	Value
	Income	Overseas	Overseas	Equity-Income	Growth	Overseas	Overseas	High	Manager	Bond	Contrafund	Bond	Cap	Strategies
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio — Initial	Initial	Initial	Initial	Service	Service	Service
	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$1,173,362	$1,013,507	$809,468	$39,344	$(3,678)	$5,569	$48,210	$189,786	$2,399,301	$1,782,083	$411,386	$40,660	$3,544	$3,509
Net realized (loss) gain on investments	(225,406)	4,472,270	3,194,769	362,855	97,773	24,839	183,560	(10,139)	1,072,657	(265,115)	41,271,490	(13,525)	1,965,310	289,868
Net unrealized appreciation (depreciation) during the year	(545,800)	408,774	609,776	(399,143)	430,570	4,884	46,342	(195,385)	2,578,882	173,626	(18,376,010)	15,177	153,557	(191,818)

Net increase in net assets from operations	402,156	5,894,551	4,614,013	3,056	524,665	35,292	278,112	(15,738)	6,050,840	1,690,594	23,306,866	42,312	2,122,411	101,559

From Variable Life Policy Transactions
Policyholders’ net premiums	772,741	498,821	3,803,677	991,649	561,070	2,441	505,509	733,317	3,453,106	3,990,928	9,837,210	289,057	1,269,505	215,320
Cost of insurance and administrative charges	(1,233,316)	(1,852,882)	(1,383,496)	(390,437)	(214,074)	(21,059)	(184,465)	(59,793)	(3,056,354)	(3,092,093)	(7,752,655)	(168,824)	(802,236)	(149,322)
Surrenders and forfeitures	(1,337,640)	(2,910,025)	(1,561,896)	(130,961)	(82,301)	(997)	(100,545)	(16,088)	(2,491,093)	(6,594,430)	(8,298,156)	(65,062)	(642,992)	(57,548)
Transfers between portfolios and the Guaranteed Account	(3,072,224)	(1,004,924)	201,198	186,883	(88,635)	(666)	200,676	2,770,434	(790,029)	(60,947)	(1,865,800)	852	250,834	235,041
Net (withdrawals) repayments due to policy loans	60,930	(132,736)	(66,609)	(23,838)	(3,126)	316	(21,068)	(17,156)	(156,761)	(84,886)	(802,952)	(3,804)	(91,077)	5,940
Withdrawals due to death benefits	(33,059)	(52,006)	(51,359)	(4,018)	(5,844)	(3,856)	(2,045)	(516)	(339,505)	(40,894)	(394,817)	(2,165)	(116,086)	(2,004)

Net (decrease) increase in net assets derived from policy transactions	(4,842,568)	(5,453,752)	941,515	629,278	167,090	(23,821)	398,062	3,410,198	(3,380,636)	(5,882,322)	(9,277,170)	50,054	(132,052)	247,427

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,239	(9,837)	(9)	29	1	915	718	(6)	1,099	(15)	2	910	—

Total increase (decrease) in net assets	(4,439,412)	442,038	5,545,691	632,325	691,784	11,472	677,089	3,395,178	2,670,198	(4,190,629)	14,029,681	92,368	1,991,269	348,986
Net Assets
Beginning of year	18,798,635	37,424,096	27,032,323	3,164,756	1,874,827	226,150	1,578,430	—	42,938,605	50,844,235	142,870,775	1,178,371	14,489,664	2,393,115

End of year	$14,359,223	$37,866,134	$32,578,014	$3,797,081	$2,566,611	$237,622	$2,255,519	$3,395,178	$45,608,803	$46,653,606	$156,900,456	$1,270,739	$16,480,933	$2,742,101

Changes in Units
Beginning units	80,318	106,054	145,516	18,502	13,173	1,049	10,294	—	126,173	209,573	354,948	10,341	53,198	10,422

Units purchased	5,143	2,256	35,975	6,866	4,300	12	4,677	38,287	13,027	28,527	37,574	3,013	10,177	6,182
Units sold	(30,596)	(19,755)	(31,357)	(3,315)	(3,151)	(113)	(2,334)	(3,801)	(23,837)	(57,028)	(63,039)	(2,572)	(11,005)	(5,277)

Ending units	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782	52,370	11,327

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Fidelity	Fidelity	Fidelity	Lehman			Neuberger
		VIP IV	VIP IV	VIP IV	Brothers			Berman	Neuberger
	Fidelity	Freedom	Freedom	Freedom	AMT	Neuberger	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Van Eck	Van Eck
	VIP IV	Fund	Fund	Fund	Short	Berman	Berman	Mid	AMT	Berman	Berman	Worldwide	Worldwide	Worldwide
	Energy	2010	2020	2030	Duration	AMT	AMT	Cap	Socially	AMT	AMT	Bond	Hard	Emerging
	Portfolio:	Portfolio —	Portfolio —	Portfolio —	Bond	Partners	Fasciano	Growth	Responsive	International	Regency	Fund:	Assets	Markets
	Service	Service	Service	Service	Portfolio —	Portfolio	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Fund:	Fund:
	Class 2	Class	Class	Class	I Class	I Class	S Class	I Class	I Class	S Class	S Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$(7,897)	$10,513	$13,875	$17,078	$305,962	$(3,620)	$(7,253)	$(7,936)	$(6,273)	$12,949	$(425)	$257,380	$(45,254)	$(64,076)
Net realized (loss) gain on investments	35,354	14,026	48,610	69,485	(79,063)	4,600,312	41,021	135,281	52,980	75,254	6,640	(5,459)	2,696,302	8,836,384
Net unrealized appreciation (depreciation) during the year	455,825	(1,716)	830	(10,967)	364,553	(1,725,157)	(35,544)	58,435	21,365	(102,289)	(2,103)	154,195	649,815	698,502

Net increase in net assets from operations	483,282	22,823	63,315	75,596	591,452	2,871,535	(1,776)	185,780	68,072	(14,086)	4,112	406,116	3,300,863	9,470,810

From Variable Life Policy Transactions
Policyholders’ net premiums	88,305	21,015	30,691	372,564	1,518,259	2,133,890	96,531	102,547	96,809	77,454	16,041	121,407	133,110	169,628
Cost of insurance and administrative charges	(77,060)	(14,885)	(32,485)	(56,309)	(1,018,762)	(1,824,140)	(69,888)	(80,106)	(55,415)	(35,801)	(6,090)	(275,375)	(273,446)	(994,901)
Surrenders and forfeitures	(228,285)	(448)	—	(3,620)	(1,059,855)	(2,696,408)	(71,761)	(114,250)	(48,163)	(13,699)	(1,412)	(139,915)	(571,819)	(2,062,559)
Transfers between portfolios and the Guaranteed Account	719,986	373,833	395,719	570,897	(332,762)	107,844	54,649	682,820	93,545	581,141	75,477	13,813	41,560	(711,096)
Net (withdrawals) repayments due to policy loans	(1,287)	—	(274)	(80,641)	60,398	(145,663)	(1,155)	(13,314)	(3,368)	(3,811)	(3,470)	(13,294)	(1,095,874)	(1,378,757)
Withdrawals due to death benefits	—	—	—	—	(10,286)	(155,322)	(1,299)	—	—	—	—	(12,482)	(6,986)	(17,367)

Net (decrease) increase in net assets derived from policy transactions	501,659	379,515	393,651	802,891	(843,008)	(2,579,799)	7,077	577,697	83,408	605,284	80,546	(305,846)	(1,773,455)	(4,995,052)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	2,952	(27)	(35)	(54)	(3,398)	9,215	994	(66)	(57)	30	(16)	983	2,113	1,218

Total increase (decrease) in net assets	987,893	402,311	456,931	878,433	(254,954)	300,951	6,295	763,411	151,423	591,228	84,642	101,253	1,529,521	4,476,976
Net Assets
Beginning of year	945,548	150,734	421,728	269,394	14,923,733	34,036,293	1,034,336	775,995	948,821	466,192	135,667	4,703,316	8,269,315	27,550,188

End of year	$1,933,441	$553,045	$878,659	$1,147,827	$14,668,779	$34,337,244	$1,040,631	$1,539,406	$1,100,244	$1,057,420	$220,309	$4,804,569	$9,798,836	$32,027,164

Changes in Units
Beginning units	6,071	1,284	3,434	2,127	72,788	158,015	5,940	3,483	5,451	3,252	1,061	15,761	13,836	65,596

Units purchased	6,604	3,214	4,002	7,857	12,849	13,639	1,590	3,448	1,967	4,536	784	480	691	1,804
Units sold	(4,096)	(128)	(898)	(1,775)	(16,792)	(33,127)	(1,506)	(1,702)	(1,567)	(587)	(162)	(2,564)	(3,029)	(10,903)

Ending units	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683	13,677	11,498	56,497

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Dreyfus
									Dreyfus	Variable	Dreyfus
						Alger			Variable	Investment	Investment
	Van Eck		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund —	Portfolios —
	Worldwide	Van Eck	Worldwide	Worldwide	Worldwide	Small		VT	Fund —	Developing	Small Cap	Dreyfus	American
	Real Estate	Worldwide	Hard	Emerging	Real	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index	Century VP	American
	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:	International	Century VP
	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial	Fund:	Ultra Fund:
	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	Class I	Class I

From Operations
Net investment income (loss)	$21,481	$184,870	$(49,989)	$(48,737)	$18,890	$(257,313)	$(82,507)	$(9,603)	$38,687	$201	$(23,572)	$116,602	$7	$(15,247)
Net realized (loss) gain on investments	999,603	(70,215)	1,720,586	4,181,058	638,901	2,030,757	491,458	1,617,549	142,589	18,643	501,316	480,800	78,511	61,480
Net unrealized appreciation (depreciation) during the year	(962,478)	201,159	1,517,823	1,375,870	(679,814)	4,071,331	1,754,332	(1,108,886)	104,766	(40,897)	(600,789)	(142,157)	103,086	349,148

Net increase in net assets from operations	58,606	315,814	3,188,420	5,508,191	(22,023)	5,844,775	2,163,283	499,060	286,042	(22,053)	(123,045)	455,245	181,604	395,381

From Variable Life Policy Transactions
Policyholders’ net premiums	52,422	521,304	611,429	1,708,761	588,459	2,761,950	1,099,772	790,683	473,648	24,079	1,269,461	1,490,493	33,322	340,401
Cost of insurance and administrative charges	(226,158)	(210,033)	(377,011)	(730,275)	(374,935)	(2,251,307)	(701,210)	(524,863)	(281,960)	(17,647)	(497,981)	(686,935)	(59,785)	(161,903)
Surrenders and forfeitures	(275,541)	(139,362)	(603,578)	(1,069,679)	(385,746)	(2,304,830)	(374,288)	(320,897)	(179,834)	(1,629)	(181,584)	(1,555,315)	(40,652)	(79,097)
Transfers between portfolios and the Guaranteed Account	(175,450)	236,432	1,195,185	(405,085)	1,317,223	(806,133)	(518,293)	(165,392)	(172,161)	(44,454)	197,808	804,400	41,139	(179,207)
Net (withdrawals) repayments due to policy loans	(24,963)	(38,349)	18,883	(35,860)	(656)	(478,131)	(144,406)	(70,879)	21,716	(13,808)	(17,302)	(46,053)	(4,677)	(6,899)
Withdrawals due to death benefits	(485)	(2,520)	(33,902)	(42,890)	(10,667)	(40,944)	(9,314)	(4,201)	(3,657)	—	(305)	(3,595)	(3,568)	—

Net (decrease) increase in net assets derived from policy transactions	(650,175)	367,472	811,006	(575,028)	1,133,678	(3,119,395)	(647,739)	(295,549)	(142,248)	(53,459)	770,097	2,995	(34,221)	(86,705)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,002	(1,088)	4,579	(11,142)	(794)	(469)	(1,994)	992	(542)	(16)	52	7	994	960

Total increase (decrease) in net assets	(590,567)	682,198	4,004,005	4,922,021	1,110,861	2,724,911	1,513,550	204,503	143,252	(75,528)	647,104	458,247	148,377	309,636
Net Assets
Beginning of year	5,221,341	3,333,139	7,147,905	14,924,859	5,506,576	36,763,017	10,355,423	8,450,025	4,497,830	222,638	6,141,500	10,697,329	1,044,708	2,035,233

End of year	$4,630,774	$4,015,337	$11,151,910	$19,846,880	$6,617,437	$39,487,928	$11,868,973	$8,654,528	$4,641,082	$147,110	$6,788,604	$11,155,576	$1,193,085	$2,344,869

Changes in Units
Beginning units	13,258	23,711	23,664	50,796	22,052	201,820	142,861	60,023	32,783	1,095	29,618	62,009	3,313	18,237

Units purchased	527	7,466	8,581	12,438	8,545	20,474	17,542	7,208	4,698	196	9,772	15,050	109	3,348
Units sold	(2,268)	(4,698)	(8,145)	(13,683)	(6,277)	(38,400)	(26,548)	(8,857)	(5,820)	(412)	(5,854)	(15,745)	(644)	(4,516)

Ending units	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314	2,778	17,069

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Janus	Janus		Janus Aspen	Janus	Janus
						American	Janus	Aspen	Aspen	Janus	Series—	Aspen	Aspen
		American		American	American	Century	Aspen	Series—	Series—	Aspen	INTECH	Series—	Series—	Oppenheimer
		Century VP	American	Century VP	Century	VP	Series—	International	Global	Series—	Risk-Managed	International	Global	Capital
	American	Income and	Century VP	Mid Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	Century VP	Growth	International	Value	Vista	Protection	Portfolio—	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Value Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$83,646	$19,768	$(1,474)	$183	$(3,130)	$65,208	$(14,363)	$(6,482)	$(773)	$17,487	$(538)	$(14,711)	$(272)	$(30,169)
Net realized (loss) gain on investments	831,477	129,907	123,047	17,286	81,688	(5,102)	125,693	327,016	13,402	78,548	1,148	357,374	10,071	184,585
Net unrealized appreciation (depreciation) during the year	(1,399,603)	(179,026)	230,784	(47,694)	32,489	85,482	767,240	397,966	30,340	(938)	11,300	918,622	32,350	592,442

Net increase in net assets from operations	(484,480)	(29,351)	352,357	(30,225)	111,047	145,588	878,570	718,500	42,969	95,097	11,910	1,261,285	42,149	746,858

From Variable Life Policy Transactions
Policyholders’ net premiums	751,312	259,661	253,214	62,325	33,239	204,902	324,020	103,086	4,055	124,241	27,507	390,798	50,519	859,953
Cost of insurance and administrative charges	(482,492)	(162,647)	(131,105)	(34,348)	(32,711)	(93,754)	(200,160)	(117,234)	(17,009)	(80,507)	(14,046)	(243,593)	(18,987)	(429,342)
Surrenders and forfeitures	(355,191)	(75,575)	(150,151)	(55,304)	(303,207)	(24,017)	(83,760)	(143,091)	(5,124)	(35,577)	(540)	(143,407)	(22,555)	(277,314)
Transfers between portfolios and the Guaranteed Account	(549,243)	23,522	273,233	240,850	590,992	14,206	943,327	780,979	(5,142)	(139,559)	(14,460)	1,886,587	400,949	(177,121)
Net (withdrawals) repayments due to policy loans	(36,312)	(4,384)	(10,105)	(3,569)	(6,363)	(16,941)	(11,393)	(6,898)	14,401	62,822	2,137	(87,380)	(1,763)	(6,031)
Withdrawals due to death benefits	(3,242)	(38)	—	—	—	—	—	—	(1,523)	—	—	(20,596)	—	(6,631)

Net (decrease) increase in net assets derived from policy transactions	(675,168)	40,539	235,086	209,954	281,950	84,396	972,034	616,842	(10,342)	(68,580)	598	1,782,409	408,163	(36,486)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1	(203)	(22)	(28)	(334)	1,303	773	208	1,000	(351)	(11,272)	(22)	13

Total increase (decrease) in net assets	(1,158,648)	11,189	587,240	179,707	392,969	229,650	1,851,907	1,336,115	32,835	27,517	12,157	3,032,422	450,290	710,385
Net Assets
Beginning of year	9,359,994	1,833,569	1,925,119	270,859	132,041	1,624,404	2,338,166	2,620,207	205,603	1,014,363	231,276	3,701,931	242,903	5,457,143

End of year	$8,201,346	$1,844,758	$2,512,359	$450,566	$525,010	$1,854,054	$4,190,073	$3,956,322	$238,438	$1,041,880	$243,433	$6,734,353	$693,193	$6,167,528

Changes in Units
Beginning units	54,195	10,276	12,193	2,012	1,069	12,803	14,008	5,388	1,499	6,135	1,125	16,893	1,946	41,327

Units purchased	9,457	3,606	4,295	2,385	5,854	2,389	5,849	1,782	268	1,995	180	12,397	3,042	8,143
Units sold	(13,015)	(3,634)	(2,913)	(948)	(3,861)	(2,023)	(2,560)	(1,278)	(351)	(2,619)	(170)	(5,060)	(396)	(8,453)

Ending units	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592	41,017

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

														Franklin
													Franklin	Templeton
													Templeton	VIP
	Oppenheimer			Oppenheimer				AIM V.I.	AIM V.I.		Federated	Federated	VIP	Franklin
	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer		AIM V.I.	Capital	Capital	Federated	American	Capital	Franklin	Rising
	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	Basic Value	Appreciation	Development	Quality Bond	Leaders	Appreciation	Small	Dividends
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:	Cap Value	Securities
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary	Securities	Fund:
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares	Fund: Class 1	Class 1

From Operations
Net investment income (loss)	$19,867	$9,519	$70,092	$(9,604)	$55,304	$(490)	$(2,952)	$(2,900)	$(5,790)	$104,065	$669	$211	$15,352	$174,536
Net realized (loss) gain on investments	287,621	180,601	(15,061)	182,676	789,798	(297)	277,299	27,939	121,821	(29,287)	9,867	20,637	941,188	997,875
Net unrealized appreciation (depreciation) during the year	(130,549)	(55,987)	(57,415)	(234,885)	(309,758)	(2,864)	(241,133)	16,171	(48,127)	55,478	(22,110)	(5,097)	(1,187,572)	(1,524,727)

Net increase in net assets from operations	176,939	134,133	(2,384)	(61,813)	535,344	(3,651)	33,214	41,210	67,904	130,256	(11,574)	15,751	(231,032)	(352,316)

From Variable Life Policy Transactions
Policyholders’ net premiums	76,838	474,144	78,205	223,921	1,730,101	91,493	331,363	56,918	117,072	415,508	10,719	23,044	765,135	811,999
Cost of insurance and administrative charges	(138,563)	(243,465)	(75,743)	(126,711)	(687,492)	(3,218)	(202,805)	(39,910)	(52,898)	(234,692)	(8,986)	(11,391)	(495,746)	(581,931)
Surrenders and forfeitures	(21,333)	(103,465)	(28,660)	(137,371)	(536,478)	(870)	(211,637)	(9,074)	(36,298)	(123,812)	(669)	(14,936)	(403,554)	(395,553)
Transfers between portfolios and the Guaranteed Account	66,015	52,428	(277,657)	320,377	906,464	189,203	66,828	3,301	97,247	19,507	(47,560)	(50,087)	98,564	(211,442)
Net (withdrawals) repayments due to policy loans	10,831	(47,799)	(21,635)	(31,531)	(90,678)	(1,753)	(9,138)	(5,334)	(12,408)	40,814	(67)	(327)	(98,550)	(25,976)
Withdrawals due to death benefits	—	(6,235)	—	—	(25,177)	—	(1,291)	(19)	—	(3,852)	—	—	(21,265)	(2,706)

Net (decrease) increase in net assets derived from policy transactions	(6,212)	125,608	(325,490)	248,685	1,296,740	274,855	(26,680)	5,882	112,715	113,473	(46,563)	(53,697)	(155,416)	(405,609)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,043	(44)	(97)	(233)	(10)	(104)	(26)	(32)	(3)	(7)	(8)	(13)	(487)

Total increase (decrease) in net assets	171,727	260,784	(327,918)	186,775	1,831,851	271,194	6,430	47,066	180,587	243,726	(58,144)	(37,954)	(386,461)	(758,412)
Net Assets
Beginning of year	2,883,550	3,575,245	1,085,691	2,368,572	9,258,685	—	3,042,844	343,574	683,524	2,724,211	148,881	163,415	8,565,210	10,654,504

End of year	$3,055,277	$3,836,029	$757,773	$2,555,347	$11,090,536	$271,194	$3,049,274	$390,640	$864,111	$2,967,937	$90,737	$125,461	$8,178,749	$9,896,092

Changes in Units
Beginning units	9,975	23,629	7,314	10,503	60,153	—	15,813	2,210	2,821	23,630	644	920	36,733	57,462

Units purchased	672	5,994	606	2,793	20,120	2,981	2,983	1,055	1,141	9,110	135	217	6,465	29,853
Units sold	(1,521)	(5,155)	(2,963)	(1,917)	(12,020)	(160)	(3,093)	(1,009)	(571)	(8,563)	(167)	(367)	(7,463)	(32,226)

Ending units	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770	35,735	55,089

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Franklin	Franklin
	Franklin	Templeton	Templeton
	Templeton	VIP	VIP			MFS		Putnam							Van
	VIP	Templeton	Templeton	AllianceBernstein	AllianceBernstein	Investors		VT	Putnam			Vanguard			Kampen
	Templeton	Developing	Global	Growth	Small/Mid	Growth	MFS	Growth	VT	Putnam		Total	Vanguard		Core Plus
	Foreign	Markets	Income	and	Cap	Stock	Value	&	International	VT	Vanguard	Bond	High	Vanguard	Fixed
	Securities	Securities	Securities	Income	Value	Series:	Series:	Income	Equity	Voyager	Equity	Market	Yield	Mid Cap	Income
	Fund:	Fund —	Fund —	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:	Income	Index	Bond	Index	Portfolio:
	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB	Portfolio	Portfolio	Portfolio	Portfolio	Class I

From Operations
Net investment income (loss)	$30,270	$29,886	$15,723	$29,639	$8,470	$(3,287)	$10,361	$3,639	$5,856	$(5,165)	$29,169	$32,834	$41,134	$6,822	$37,083
Net realized (loss) gain on investments	188,360	243,661	6,941	407,129	453,407	39,323	374,676	93,597	50,678	119,428	155,074	(1,360)	(708)	343,958	419
Net unrealized appreciation (depreciation) during the year	66,548	162,374	48,450	(261,039)	(434,979)	50,977	(118,398)	(125,674)	(35,468)	(62,025)	(117,572)	37,629	(34,886)	(227,178)	25,324

Net increase in net assets from operations	285,178	435,921	71,114	175,729	26,898	87,013	266,639	(28,438)	21,066	52,238	66,671	69,103	5,540	123,602	62,826

From Variable Life Policy Transactions
Policyholders’ net premiums	65,136	261,627	54,211	340,126	239,106	103,285	350,286	63,310	1,843	31,576	456,940	258,037	272,608	787,293	139,677
Cost of insurance and administrative charges	(101,037)	(134,546)	(28,684)	(237,175)	(165,412)	(61,661)	(225,588)	(36,827)	(11,022)	(23,088)	(178,759)	(110,268)	(97,952)	(270,666)	(77,590)
Surrenders and forfeitures	(39,159)	(296,495)	(5,253)	(127,805)	(125,131)	(39,922)	(342,623)	(70,533)	(37,554)	(3,602)	(80,554)	(28,035)	(17,575)	(84,911)	(50,463)
Transfers between portfolios and the Guaranteed Account	88,346	1,218,595	288,190	(409,768)	189,354	(60,708)	680,375	(76,117)	85,634	(142,959)	15,133	(12,569)	14,103	200,731	338,629
Net (withdrawals) repayments due to policy loans	21,958	(5,664)	(3,585)	(13,252)	(17,693)	(9,356)	(52,708)	(14,345)	356	(423,855)	201	(8,596)	(1,352)	(9,446)	(16,876)
Withdrawals due to death benefits	—	—	—	(3,599)	—	—	(2,736)	—	—	(2,398)	(4,232)	(1,263)	(3,022)	(1,208)	(5,980)

Net (decrease) increase in net assets derived from policy transactions	35,244	1,043,517	304,879	(451,473)	120,224	(68,362)	407,006	(134,512)	39,257	(564,326)	208,729	97,306	166,810	621,793	327,397

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(302)	(110)	(115)	(117)	(122)	(28)	(27)	(21)	—	—	(2)	5	—	4	—

Total increase (decrease) in net assets	320,120	1,479,328	375,878	(275,861)	147,000	18,623	673,618	(162,971)	60,323	(512,088)	275,398	166,414	172,350	745,399	390,223
Net Assets
Beginning of year	1,837,323	1,253,547	510,397	4,292,206	3,116,027	844,070	3,644,869	567,734	229,751	1,006,998	1,928,334	1,071,703	663,994	2,482,530	1,174,287

End of year	$2,157,443	$2,732,875	$886,275	$4,016,345	$3,263,027	$862,693	$4,318,487	$404,763	$290,074	$494,910	$2,203,732	$1,238,117	$836,344	$3,227,929	$1,564,510

Changes in Units
Beginning units	4,317	7,730	4,632	23,141	13,955	5,315	17,085	2,837	728	3,775	11,748	9,537	4,963	12,722	9,217

Units purchased	250	9,084	3,649	3,724	5,160	680	6,154	460	45	270	3,464	2,583	2,481	4,940	2,286
Units sold	(552)	(3,630)	(985)	(6,187)	(5,198)	(1,133)	(4,942)	(891)	(213)	(658)	(2,246)	(1,723)	(1,254)	(1,928)	(1,538)

Ending units	4,015	13,184	7,296	20,678	13,917	4,862	18,297	2,406	560	3,387	12,966	10,397	6,190	15,734	9,965

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Van Kampen
	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Markets	U.S. Real	Blue Chip	Equity	Limited
	Debt	Estate	Growth	Income	Term Bond
	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Class I	Class I	Class II	Class II	Class II
From Operations
Net investment income (loss)	$26,374	$28,182	$(10,484)	$20,444	$11,156
Net realized (loss) gain on investments	15,887	1,207,274	32,804	234,818	88
Net unrealized appreciation (depreciation) during the year	(19,364)	(2,521,117)	155,471	(219,693)	3,603

Net increase in net assets from Operations	22,897	(1,285,661)	177,791	35,569	14,847

From Variable Life Policy Transactions
Policyholders’ net premiums	19,656	577,467	132,621	370,428	30,350
Cost of insurance and administrative charges	(17,339)	(356,872)	(86,482)	(188,836)	(15,712)
Surrenders and forfeitures	(25,646)	(276,704)	(161,451)	(174,968)	(6,699)
Transfers between portfolios and the Guaranteed Account	114,856	(273,410)	639,095	508,674	113,424
Net (withdrawals) repayments due to policy loans	19,638	(85,173)	(20,270)	(15,187)	—

Net (decrease) increase in net assets derived from policy transactions	111,165	(414,692)	503,513	500,111	121,363

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(25)	(463)	(99)	(97)	(5)

Total increase (decrease) in net assets	134,037	(1,700,816)	681,205	535,583	136,205
Net Assets
Beginning of year	333,586	7,516,293	1,512,514	1,901,205	266,960

End of year	$467,623	$5,815,477	$2,193,719	$2,436,788	$403,165

Changes in Units
Beginning units	1,475	24,171	12,367	15,244	2,565

Units purchased	117	6,544	6,288	10,012	1,363
Units sold	(285)	(7,319)	(2,599)	(6,153)	(220)

Ending units	1,307	23,396	16,056	19,103	3,708

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account 1 (Separate Account) was established by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV and J.P. Morgan NVIT Balanced Fund Class IV subaccounts are the only subaccounts available with single premium and scheduled premium policies.

As of December 31, 2008, Nationwide Life Insurance Company of America no longer sells variable life contacts. The Policies were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and fifty subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
  (Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
  (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV
NVIT Government Bond Fund Class I
NVIT Investor Destinations Aggressive Fund Class II
NVIT Investor Destinations Conservative Fund Class II
NVIT Investor Destinations Moderate Fund Class II
NVIT Investor Destinations Moderately Aggressive Fund Class II
NVIT Investor Destinations Moderately Conservative Fund Class II
NVIT Core Plus Bond Fund Class I
Neuberger Berman NVIT Socially Responsible Fund Class II
Gartmore NVIT Emerging Markets Fund Class I
NVIT Mid Cap Index Fund Class I
Federated NVIT High Income Bond Fund Class I
NVIT Global Financial Services Fund Class I
NVIT Health Sciences Fund Class I
  (Formerly NVIT Global Health Sciences Fund Class I)
NVIT Technology and Communications Fund Class I
  (Formerly NVIT Global Technology and Communications Fund Class I)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Nationwide Variable Insurance Trust: (Continued)
Gartmore NVIT Global Utilities Fund Class I
NVIT Multi-Manager Small Cap Growth Fund Class I
NVIT U.S. Growth Leaders Fund Class I
NVIT Multi Sector Bond Fund Class I
NVIT Multi-Manager International Value Fund Class III
Gartmore NVIT Emerging Markets Fund Class III
NVIT Global Financial Services Fund Class III
NVIT Health Sciences Fund Class III
  (Formerly NVIT Global Health Sciences Fund Class III)
NVIT Technology and Communications Fund Class III
  (Formerly NVIT Global Technology and Communications Fund Class III)
Gartmore NVIT Global Utilities Fund Class III
Federated NVIT High Income Bond Fund Class III
Gartmore NVIT International Equity Fund Class VI
NVIT Core Bond Fund Class I
NVIT Short Term Bond Fund Class II
Van Kampen NVIT Real Estate Fund Class I
American Funds NVIT Asset Allocation Fund Class II
American Funds NVIT Bond Fund Class II
American Funds NVIT Global Growth Fund Class II
American Funds NVIT Growth Fund Class II
American Funds NVIT Growth-Income Fund Class II
NVIT Cardinal Aggressive Fund I
NVIT Cardinal Balanced Fund I
NVIT Cardinal Capital Appreciation Fund I
NVIT Cardinal Conservative Fund I
NVIT Cardinal Moderate Fund I
NVIT Cardinal Moderately Aggressive Fund I
NVIT Cardinal Moderately Conservative Fund I
NVIT Multi-Manager International Growth Fund Class III
NVIT Multi-Manager Large Cap Growth Fund Class I
NVIT Multi-Manager Large Cap Value Fund Class I
NVIT Multi-Manager Mid Cap Growth Fund Class I
NVIT Multi-Manager Mid Cap Value Fund Class II

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class R
Fidelity VIP Equity-Income Portfolio: Service Class
Fidelity VIP Growth Portfolio: Service Class

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Fidelity Variable Insurance Products Fund: (Continued)
Fidelity VIP Overseas Portfolio: Service Class
Fidelity VIP Overseas Portfolio: Service Class R
Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class
Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class
Neuberger Berman AMT Fasciano Portfolio — S Class
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
Neuberger Berman AMT Socially Responsive Portfolio — I Class
Neuberger Berman AMT International Portfolio — S Class
Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class
Van Eck Worldwide Bond Fund: Class R
Van Eck Worldwide Hard Assets Fund: Class R
Van Eck Worldwide Emerging Markets Fund: Class R
Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I
American Century VP Ultra Fund: Class I
American Century VP Value Fund: Class I
American Century VP Income and Growth Fund: Class I
American Century VP International Fund: Class III
American Century VP Mid Cap Value Fund: Class I
American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares
Janus Aspen Series — International Growth Portfolio: Service Shares
Janus Aspen Series — Global Technology Portfolio: Service Shares
Janus Aspen Series — Balanced Portfolio: Service Shares
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
Janus Aspen Series — International Growth Portfolio: Service II Shares
Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Non-Service Shares
Oppenheimer Main Street Fund/VA: Non-Service Shares
Oppenheimer High Income Fund/VA: Non-Service Shares
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Class 3
Oppenheimer High Income Fund/VA: Class 3

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares
AIM V.I. Capital Appreciation Fund: Series I Shares
AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares
Federated American Leaders Fund II: Primary Shares
Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3
Franklin Founding Funds Allocation Fund — Class 2

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class
MFS Value Series: Initial Class

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB
Putnam VT International Equity Fund: Class IB
Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio
Vanguard Total Bond Market Index Portfolio
Vanguard High Yield Bond Portfolio
Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I
Van Kampen Emerging Markets Debt Portfolio: Class I
Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II
T Rowe Price Equity Income Portfolio — Class II
T Rowe Price Limited Term Bond Portfolio — Class II

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders net premiums in the accompanying statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of Nationwide Provident.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers, which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in preparing the accompanying financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the policies, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value (90% of cash surrender value for Options policies). Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

4.	Policy Loans, continued

5.	Expenses and Related Party Transactions

Deductions from Premiums

Nationwide Provident makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0-4% of premium/scheduled premium payments depending on the Insured state of residence), (2) premiums for supplementary benefits, (3) sales charges (5% of each scheduled base/unscheduled premium for Options policies only) and (4) premium processing charges and Federal tax charges (1.5-10% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, each subaccount is charged for mortality and expense risks assumed by Nationwide Provident. The annual rates charged to cover these risks range from 0.00% to 1.00% of the average daily net assets held for the benefit of policyholders. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged by Nationwide Provident for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Depending upon the type of policy, additional recurring monthly deductions may be made for (1) administrative charges ($3.25-$8.00), (2) first year policy charges ($5.00-$17.50) and (3) supplementary charges (ranging from $0-0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01-$1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02-$115.10 per $1,000 of coverage for single life policies and $0-$20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06-$113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02-$3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01-$3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01-$8.72 per $1,000 of rider coverage) and (10) four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03-$.15 per $1,000 of rider coverage). A face

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

amount increase charge is made upon an increase in face amount ($50-$300 plus $0-$1 per $1,000 of face amount increase). During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are included in the statements of changes in net assets and are assessed against each policy by liquidating units.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $0-$5 per $1,000 face amount. The deferred sales load charge ranges from 6-35% of premiums paid up to the sales surrender cap. A deferred sales charge and/or a deferred administrative charge will be imposed if certain policies are surrendered or lapse at any time within 10-15 years after the effective date of an increase in face amount (similar charges applied to surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount).

A portion of the deferred sales charge and/or deferred administrative charge will be deducted if the face amount is decreased in the first 10-15 years or the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $6,751,356 and $5,646,646 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $15,018 and 22,409 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident made a daily asset charge against the assets of the Zero Coupon Bond 2007 Series Subaccount. The charge was to reimburse Nationwide Provident for the transaction charge paid directly by Nationwide Provident to Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPFS) on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2007 Series Subaccount. Nationwide Provident paid these amounts from general account assets. The amount of the asset charge currently was equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. The charge was cost based (taking into account the loss of interest) with no anticipated element of profit for Nationwide Provident. These charges were included in the statements of changes in net assets and were assessed against each policy by liquidating units.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$1,091,910,742	$0	$1,091,910,742

Accounts Receivable of $0 and Accounts Payable of $152,894 are measured at settlement value which approximates the fair value payable to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights

Nationwide Provident offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	134,973	$200.90 to $5,744.05	$82,191,405	1.44%	0.00% to 0.75%	-41.99% to -41.55%
NVIT Money Market Fund Class IV	277,875	$168.77 to $3,294.21	$62,691,091	2.11%	0.00% to 0.75%	1.38% to 2.15%
NVIT Government Bond Fund Class IV	62,329	$256.19 to $5,758.07	$25,195,143	4.25%	0.00% to 0.75%	6.81% to 7.62%
JP Morgan NVIT Balanced Fund Class IV	48,504	$227.22 to $3,524.27	$26,513,389	2.74%	0.35% to 0.75%	-26.11% to -25.82%
NVIT Mid Cap Growth Fund Class IV	83,922	$278.05 to $4,197.82	$36,215,004	0.00%	0.60% to 0.75%	-46.51% to -46.43%
NVIT Multi-Manager International Value Fund Class IV	59,201	$205.04 to $2,103.89	$20,061,144	1.78%	0.60% to 0.75%	-46.75% to -46.67%
NVIT Growth Fund Class IV	158,183	$73.34 to $745.25	$15,578,987	0.26%	0.60% to 0.75%	-39.24% to -39.15%
Van Kampen NVIT Comstock Value Fund Class IV	125,870	$92.30 to $937.84	$15,634,305	2.06%	0.60% to 0.75%	-37.44% to -37.34%
NVIT Multi-Manager Small Company Fund Class IV	123,710	$100.60 to $1,022.25	$16,027,358	0.82%	0.60% to 0.75%	-38.65% to -38.56%
NVIT Multi-Manager Small Cap Value Fund Class IV	122,276	$108.86 to $1,106.13	$17,192,696	1.09%	0.60% to 0.75%	-32.78% to -32.68%
NVIT S&P 500 Index Fund Class IV	374,555	$228.04 to $2,333.76	$113,036,809	1.92%	0.60% to 0.75%	-37.76% to -37.66%
NVIT Government Bond Fund Class I	5,626	$125.80	$707,775	4.32%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	32,813	$117.19 to $1,191.75	$3,890,635	2.14%	0.60% to 0.75%	-37.32% to -37.22%
NVIT Investor Destinations Conservative Fund Class II	8,067	$116.69 to $1,165.91	$956,120	3.33%	0.60% to 0.75%	-6.73% to -6.58%
NVIT Investor Destinations Moderate Fund Class II	115,641	$117.08 to $1,179.33	$14,101,689	2.88%	0.60% to 0.75%	-23.77% to -23.66%
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,360	$117.77 to $1,193.85	$19,852,890	2.52%	0.60% to 0.75%	-31.90% to -31.80%
NVIT Investor Destinations Moderately Conservative Fund Class II	15,086	$117.20 to $1,174.75	$1,935,339	3.18%	0.60% to 0.75%	-15.68% to -15.55%
NVIT Core Plus Bond Fund Class I	433	$98.98	$42,858	1.75%	0.75%	-1.02%	(a)
Neuberger Berman NVIT Socially Responsible Fund Class II	137	$61.46 to $61.50	$8,436	0.41%	0.65% to 0.75%	-38.54% to -38.50%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Emerging Markets Fund Class I	2,027	$208.00 to $2,097.81	$924,864	1.16%	0.60% to 0.75%	-58.08% to -58.01%
NVIT Mid Cap Index Fund Class I	18,702	$123.23 to $1,242.85	$2,580,573	1.28%	0.60% to 0.75%	-36.94% to -36.84%
Federated NVIT High Income Bond Fund Class I	2,375	$98.66 to $995.07	$331,329	8.94%	0.60% to 0.75%	-28.53% to -28.42%
NVIT Global Financial Services Fund Class I	1,077	$110.92 to $1,118.65	$143,104	1.93%	0.60% to 0.75%	-46.68% to -46.60%
NVIT Health Sciences Fund Class I	1,869	$122.56 to $1,236.04	$372,913	0.29%	0.60% to 0.75%	-25.77% to -25.66%
NVIT Technology and Communications Fund Class I	597	$95.24 to $960.56	$148,925	0.00%	0.60% to 0.75%	-48.96% to -48.88%
Gartmore NVIT Global Utilities Fund Class I	734	$176.91 to $1,784.21	$411,192	3.18%	0.60% to 0.75%	-33.44% to -33.34%
NVIT Multi-Manager Small Cap Growth Fund Class I	12,402	$90.05 to $908.20	$1,216,928	0.00%	0.60% to 0.75%	-46.82% to -46.74%
NVIT U.S. Growth Leaders Fund Class I	10,337	$115.93 to $1,169.24	$1,289,547	0.00%	0.60% to 0.75%	-41.73% to -41.64%
NVIT Multi Sector Bond Fund Class I	9,850	$100.62 to $1,014.84	$1,295,458	7.30%	0.60% to 0.75%	-17.91% to -17.79%
NVIT Multi-Manager International Value Fund Class III	140,630	$85.24 to $858.40	$14,971,527	1.81%	0.60% to 0.75%	-46.73% to -46.65%
Gartmore NVIT Emerging Markets Fund Class III	21,925	$127.54 to $442.42	$2,801,405	1.22%	0.60% to 0.75%	-58.15% to -55.76%
NVIT Global Financial Services Fund Class III	3,336	$81.08 to $81.46	$271,329	2.09%	0.65% to 0.75%	-46.62% to -46.56%
NVIT Health Sciences Fund Class III	5,513	$90.52 to $90.95	$499,743	0.30%	0.65% to 0.75%	-25.79% to -25.72%
NVIT Technology and Communications Fund Class III	4,263	$72.24 to $72.58	$308,542	0.00%	0.65% to 0.75%	-48.97% to -48.92%
Gartmore NVIT Global Utilities Fund Class III	8,429	$145.50 to $146.18	$1,229,538	3.27%	0.65% to 0.75%	-33.40% to -33.34%
Federated NVIT High Income Bond Fund Class III	8,474	$84.13 to $84.44	$714,145	8.93%	0.65% to 0.75%	-28.64% to -28.56%
Gartmore NVIT International Equity Fund Class VI	669	$54.80 to $54.84	$36,687	2.21%	0.65% to 0.75%	-45.20% to -45.16%	(a)
NVIT Core Bond Fund Class I	1,889	$98.96 to $99.02	$187,031	2.12%	0.65% to 0.75%	-1.04% to -0.98%	(a)
NVIT Short Term Bond Fund Class II	270	$98.94 to $99.00	$26,727	1.58%	0.65% to 0.75%	-1.06% to -1.00%	(a)
Van Kampen NVIT Real Estate Fund Class I	234	$56.18 to $56.22	$13,169	3.57%	0.65% to 0.75%	-43.82% to -43.78%	(a)
American Funds NVIT Asset Allocation Fund Class II	2,079	$77.13	$160,345	3.69%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	2,962	$95.88	$284,015	5.63%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	6,303	$74.58	$470,075	2.92%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	9,249	$63.42	$586,558	2.57%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	1,478	$60.51	$89,399	2.37%	0.75%	-38.53%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Cardinal Aggressive Fund I	3,325	$63.84	$212,266	1.27%	0.75%	-36.16%	(a)
NVIT Cardinal Balanced Fund I	14	$79.62	$1,140	0.74%	0.75%	-20.38%	(a)
NVIT Cardinal Capital Appreciation Fund I	326	$72.27	$23,569	1.33%	0.75%	-27.73%	(a)
NVIT Cardinal Conservative Fund I	120	$90.97	$10,896	0.70%	0.75%	-9.03%	(a)
NVIT Cardinal Moderate Fund I	1,060	$75.89	$80,383	0.63%	0.75%	-24.11%	(a)
NVIT Cardinal Moderately Aggressive Fund I	337	$68.62	$23,111	1.89%	0.75%	-31.38%	(a)
NVIT Cardinal Moderately Conservative Fund I	62	$83.34	$5,187	1.46%	0.75%	-16.66%	(a)
NVIT Multi-Manager International Growth Fund Class III	40	$61.10 to $61.14	$2,462	0.36%	0.65% to 0.75%	-38.90% to -38.86%	(a)
NVIT Multi-Manager Large Cap Growth Fund Class I	4	$63.33 to $63.37	$229	0.18%	0.65% to 0.75%	-36.67% to -36.63%	(a)
NVIT Multi-Manager Large Cap Value Fund Class I	507	$63.25 to $63.29	$32,070	0.81%	0.65% to 0.75%	-36.75% to -36.71%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	4	$62.48 to $62.52	$220	0.00%	0.65% to 0.75%	-37.52% to -37.48%	(a)
NVIT Multi-Manager Mid Cap Value Fund Class II	18	$67.24 to $67.29	$1,190	1.70%	0.65% to 0.75%	-32.76% to -32.71%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	259,698	$216.20 to $2,212.64	$79,594,296	2.48%	0.60% to 0.75%	-43.08% to -43.00%
Fidelity VIP Growth Portfolio: Initial Class	380,893	$186.82 to $1,911.89	$98,116,407	0.82%	0.60% to 0.75%	-47.56% to -47.48%
Fidelity VIP High Income Portfolio: Initial Class	43,872	$130.21 to $1,373.62	$8,959,756	8.33%	0.60% to 0.75%	-25.55% to -25.43%
Fidelity VIP Overseas Portfolio: Initial Class	69,280	$147.69 to $1,509.77	$17,824,415	2.52%	0.60% to 0.75%	-44.23% to -44.14%
Fidelity VIP Overseas Portfolio: Initial Class R	154,536	$99.84 to $1,005.39	$18,340,348	2.72%	0.60% to 0.75%	-44.23% to -44.15%
Fidelity VIP Equity-Income Portfolio: Service Class	25,036	$97.91	$2,450,897	2.59%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	16,514	$93.85	$1,549,717	0.78%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	634	$139.64	$88,602	2.25%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	15,108	$99.37	$1,500,769	2.85%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	33,979	$73.37 to $73.49	$2,495,409	9.07%	0.65% to 0.75%	-25.44% to -25.37%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	101,048	$183.07 to $1,873.52	$29,440,111	2.63%	0.60% to 0.75%	-29.25% to -29.15%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	138,130	$200.61 to $2,050.71	$35,209,804	4.47%	0.60% to 0.75%	-3.97% to -3.83%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Contrafund Portfolio: Initial Class	305,223	$199.47 to $2,032.93	$83,226,683	0.99%	0.60% to 0.75%	-42.94% to -42.86%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,024	$113.05	$1,133,223	3.99%	0.75%	-4.07%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	50,517	$156.60 to $1,579.35	$9,557,589	0.36%	0.60% to 0.75%	-39.96% to -39.87%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,420	$100.32 to $1,011.76	$1,220,851	0.68%	0.60% to 0.75%	-51.54% to -51.47%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	9,988	$101.82 to $102.19	$1,018,628	0.00%	0.65% to 0.75%	-54.75% to -54.70%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	3,319	$93.95 to $94.29	$312,524	2.45%	0.65% to 0.75%	-25.64% to -25.56%
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	8,101	$89.66 to $89.99	$727,539	2.71%	0.65% to 0.75%	-33.21% to -33.15%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	8,736	$85.89 to $86.20	$751,003	2.15%	0.65% to 0.75%	-38.54% to -38.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	58,973	$143.89 to $1470.93	$10,686,079	4.73%	0.60% to 0.75%	-14.08% to -13.95%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	129,860	$76.35 to $1,583.72	$15,078,612	0.53%	0.60% to 0.75%	-52.75% to -52.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,711	$89.07 to $898.31	$602,443	0.00%	0.60% to 0.75%	-39.93% to -39.84%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	6,626	$124.64 to $1,257.07	$1,051,885	0.00%	0.60% to 0.75%	-43.79% to -43.71%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,980	$106.37 to $1,072.82	$679,510	2.18%	0.60% to 0.75%	-39.90% to -39.81%
Neuberger Berman AMT International Portfolio — S Class	4,896	$78.02 to $78.31	$382,454	0.00%	0.65% to 0.75%	-46.84% to -46.78%
Neuberger Berman AMT Regency Portfolio — S Class	2,174	$70.11 to $70.37	$152,658	1.08%	0.65% to 0.75%	-46.35% to -46.30%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	10,846	$208.65 to $2,132.87	$4,376,847	8.56%	0.60% to 0.75%	2.83% to 2.99%
Van Eck Worldwide Hard Assets Fund: Initial Class	9,861	$253.19 to $2,588.17	$4,997,263	0.30%	0.60% to 0.75%	-46.53% to -46.45%
Van Eck Worldwide Emerging Markets Fund: Initial Class	46,592	$116.71 to $1,189.54	$9,570,941	0.00%	0.60% to 0.75%	-65.04% to -64.99%
Van Eck Worldwide Real Estate Portfolio: Initial Class	9,119	$122.03 to $1,240.00	$1,682,574	5.75%	0.60% to 0.75%	-55.45% to -55.39%
Van Eck Worldwide Bond Fund: Class R	28,883	$128.06 to $1,289.60	$4,954,047	7.27%	0.60% to 0.75%	2.93% to 3.08%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Hard Assets Fund: Class R	26,325	$179.74 to $1,809.99	$6,301,428	0.34%	0.60% to 0.75%	-46.50% to -46.42%
Van Eck Worldwide Emerging Markets Fund: Class R	53,636	$109.66 to $1,104.29	$7,283,105	0.00%	0.60% to 0.75%	-65.01% to -64.96%
Van Eck Worldwide Real Estate Portfolio: Class R	24,291	$89.83 to $904.64	$2,867,887	5.55%	0.60% to 0.75%	-55.44% to -55.37%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	172,061	$86.36 to $880.20	$19,374,622	0.00%	0.60% to 0.75%	-47.00% to -46.92%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	124,354	$46.62 to $472.33	$6,135,522	0.00%	0.60% to 0.75%	-44.77% to -44.69%
Wells Fargo VT Opportunity Fund — Investor Class	51,776	$82.54 to $836.24	$4,552,777	1.91%	0.60% to 0.75%	-40.55% to -40.46%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	23,951	$94.96 to $959.17	$2,404,848	2.17%	0.60% to 0.75%	-30.08% to -29.97%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	993	$83.89 to $846.06	$100,867	0.88%	0.60% to 0.75%	-38.06% to -37.97%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	31,726	$131.91 to $1,341.55	$4,393,379	0.87%	0.60% to 0.75%	-31.43% to -31.33%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	53,706	$103.97 to $1,048.58	$6,171,647	2.11%	0.60% to 0.75%	-37.61% to -37.52%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,782	$102.36 to $1,033.86	$462,358	0.88%	0.60% to 0.75%	-45.24% to -45.15%
American Century VP Ultra Fund: Class I	17,502	$74.70 to $754.51	$1,359,258	0.00%	0.60% to 0.75%	-41.92% to -41.83%
American Century VP Value Fund: Class I	44,924	$106.60 to $1,076.73	$5,284,098	2.49%	0.60% to 0.75%	-27.32% to -27.21%
American Century VP Income and Growth Fund: Class I	8,662	$105.97 to $1,092.46	$1,026,660	2.12%	0.60% to 0.75%	-35.08% to -34.98%
American Century VP International Fund: Class III	13,738	$101.18 to $101.65	$1,392,618	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Mid Cap Value Fund: Class I	5,470	$97.94 to $98.30	$536,858	0.07%	0.65% to 0.75%	-24.91% to -24.84%
American Century VP Vista Fund: Class I	4,165	$87.30 to $87.62	$364,258	0.00%	0.65% to 0.75%	-49.01% to -48.96%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	16,799	$116.37 to $1,173.74	$2,345,551	4.77%	0.60% to 0.75%	-2.33% to -2.18%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	19,072	$111.25 to $1,123.66	$2,416,800	0.01%	0.60% to 0.75%	-44.73% to -44.64%
Janus Aspen Series — International Growth Portfolio: Service Shares	4,620	$140.34 to $1,417.47	$1,627,041	2.83%	0.60% to 0.75%	-52.59% to -52.51%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,026	$82.18 to $830.05	$98,533	0.08%	0.60% to 0.75%	-44.39% to -44.31%
Janus Aspen Series — Balanced Portfolio: Service Shares	9,537	$125.99 to $1,270.61	$1,400,772	2.83%	0.60% to 0.75%	-16.69% to -16.56%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,151	$115.14 to $1,161.19	$154,480	0.70%	0.60% to 0.75%	-36.72% to -36.62%
Janus Aspen Series — International Growth Portfolio: Service II Shares	32,523	$131.59 to $132.21	$4,290,799	2.99%	0.65% to 0.75%	-52.57% to -52.52%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,559	$83.90 to $84.29	$383,203	0.09%	0.65% to 0.75%	-44.32% to -44.26%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	39,286	$75.49 to $762.45	$3,146,181	0.15%	0.60% to 0.75%	-45.93% to -45.84%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	7,895	$108.42 to $1,095.14	$1,622,746	1.59%	0.60% to 0.75%	-40.64% to -40.55%
Oppenheimer Main Street Fund/VA: Non-Service Shares	22,083	$84.79 to $856.46	$2,101,015	1.61%	0.60% to 0.75%	-38.93% to -38.84%
Oppenheimer High Income Fund/VA: Non-Service Shares	3,768	$27.85 to $280.92	$130,648	8.28%	0.60% to 0.75%	-78.83% to -78.80%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,063	$123.24 to $1,242.95	$1,379,569	0.51%	0.60% to 0.75%	-38.29% to -38.20%
Oppenheimer Global Securities Fund/VA: Class 3	67,077	$96.35 to $96.80	$6,469,687	1.53%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer High Income Fund/VA: Class 3	8,100	$20.14 to $20.17	$163,198	6.96%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,197	$81.55 to $822.44	$1,415,463	0.90%	0.60% to 0.75%	-52.13% to -52.06%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,258	$94.38 to $951.90	$226,808	0.00%	0.60% to 0.75%	-42.92% to -42.84%
AIM V.I. Capital Development Fund: Series I Shares	8,221	$107.99 to $1,089.11	$944,198	0.00%	0.60% to 0.75%	-47.42% to -47.34%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	19,621	$107.80 to $1,051.06	$2,290,947	5.19%	0.60% to 0.75%	-7.98% to -7.84%
Federated American Leaders Fund II: Primary Shares	547	$97.25 to $980.85	$53,326	1.93%	0.60% to 0.75%	-34.29% to -34.19%
Federated Capital Appreciation Fund II: Primary Shares	559	$114.03 to $1,150.08	$63,754	0.36%	0.60% to 0.75%	-29.90% to -29.79%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	33,596	$133.42 to $1,345.61	$5,159,296	1.44%	0.60% to 0.75%	-33.37% to -33.27%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	49,884	$113.89 to $1,148.67	$6,575,907	2.05%	0.60% to 0.75%	-27.49% to -27.38%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	3,391	$140.65 to $1,418.46	$1,116,918	2.62%	0.60% to 0.75%	-40.68% to -40.59%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,515	$97.25 to $97.61	$1,316,120	2.88%	0.65% to 0.75%	-53.03% to -52.98%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	12,536	$127.92 to $128.39	$1,605,824	3.93%	0.65% to 0.75%	5.41% to 5.52%
Franklin Founding Funds Allocation Fund — Class 2	5	$66.23	$351	2.64%	0.75%	-33.77%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	17,672	$102.06 to $1,029.34	$2,049,646	2.11%	0.60% to 0.75%	-41.05% to -40.96%
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A	14,011	$126.44 to $1,275.17	$2,157,791	0.75%	0.60% to 0.75%	-36.06% to -35.96%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,507	$95.90 to $967.15	$507,212	0.59%	0.60% to 0.75%	-37.35% to -37.25%
MFS Value Series: Initial Class	16,210	$128.01 to $1,291.03	$2,558,791	1.31%	0.60% to 0.75%	-33.09% to -32.99%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,001	$92.96 to $937.52	$198,497	2.18%	0.60% to 0.75%	-39.16% to -39.06%
Putnam VT International Equity Fund: Class IB	524	$124.05 to $1,251.09	$170,221	2.08%	0.60% to 0.75%	-44.37% to -44.29%
Putnam VT Voyager Fund: Class IB	3,194	$88.35 to $891.06	$307,684	0.00%	0.60% to 0.75%	-37.50% to -37.41%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,814	$116.30	$1,490,261	3.62%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	9,239	$124.10	$1,146,560	4.16%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	6,995	$104.43	$730,479	7.84%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	17,877	$118.23	$2,113,587	1.59%	0.95%	-42.37%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,326	$104.78 to $1,056.77	$1,308,628	4.68%	0.60% to 0.75%	-10.88% to -10.74%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,163	$135.64 to $1,368.00	$365,135	7.77%	0.60% to 0.75%	-15.61% to -15.49%
Van Kampen U.S. Real Estate Portfolio: Class I	17,854	$140.54 to $1,417.37	$2,819,856	3.47%	0.60% to 0.75%	-38.36% to -38.27%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	13,346	$77.64 to $77.93	$1,037,913	0.09%	0.65% to 0.75%	-43.08% to -43.02%
T Rowe Price Equity Income Portfolio — Class II	18,840	$80.62 to $80.92	$1,520,540	2.18%	0.65% to 0.75%	-36.74% to -36.68%
T Rowe Price Limited Term Bond Portfolio — Class II	10,415	$109.25 to $109.66	$1,140,127	3.63%	0.65% to 0.75%	0.55% to 0.65%

Total Policyholders’ Equity			1,091,458,998

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	149,511	$346.30 to $9,827.16	$153,166,807	1.06%	0.00% to 0.75%	7.37% to 8.18%
Nationwide NVIT Money Market Fund — Class IV	279,843	$166.47 to $3,224.87	$59,782,181	4.82%	0.00% to 0.75%	4.14% to 4.94%
Nationwide NVIT Government Bond Fund — Class IV	71,643	$239.85 to $5,350.61	$25,907,305	4.46%	0.00% to 0.75%	6.46% to 7.26%
JP Morgan NVIT Balanced Fund — Class IV	54,224	$307.54 to $4,750.87	$39,307,336	2.20%	0.35% to 0.75%	3.86% to 4.28%
Nationwide NVIT Mid Cap Growth Fund — Class IV	90,685	$519.78 to $7,835.48	$72,826,749	0.00%	0.60% to 0.75%	8.22% to 8.38%
Nationwide NVIT International Value Fund Class IV	72,492	$385.05 to $3,944.99	$44,468,736	2.11%	0.60% to 0.75%	2.12% to 2.28%
Nationwide NVIT Growth Fund — Class IV	170,866	$120.71 to $1,224.77	$27,660,164	0.18%	0.60% to 0.75%	18.66% to 18.84%
Van Kampen NVIT Comstock Value Fund — Class IV	141,480	$147.52 to $1,496.75	$28,436,288	1.73%	0.60% to 0.75%	-2.92% to -2.77%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	142,233	$163.98 to $1,663.76	$29,899,031	0.11%	0.60% to 0.75%	1.39% to 1.54%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	142,316	$161.94 to $1,643.02	$29,870,553	1.18%	0.60% to 0.75%	-7.62% to -7.48%
Nationwide NVIT S&P 500 Index Fund — Class IV	410,597	$366.38 to $3,743.89	$196,671,685	1.60%	0.60% to 0.75%	4.32% to 4.48%
Nationwide NVIT Government Bond Fund — Class I	5,229	$117.66	$615,277	4.49%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	30,001	$186.96 to $1,898.33	$5,696,603	1.96%	0.60% to 0.75%	5.16% to 5.32%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	3,953	$125.10 to $1,248.09	$517,209	3.85%	0.60% to 0.75%	4.59% to 4.75%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	103,981	$153.58 to $1,544.74	$16,636,748	2.72%	0.60% to 0.75%	4.87% to 5.02%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	155,909	$172.95 to $1,750.56	$27,852,303	2.29%	0.60% to 0.75%	5.35% to 5.51%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	14,050	$139.00 to $1,391.10	$2,137,412	3.26%	0.60% to 0.75%	5.06% to 5.22%
Gartmore NVIT Emerging Markets Fund — Class I	2,485	$496.17 to $4,996.54	$2,614,716	0.70%	0.60% to 0.75%	44.49% to 44.70%
Nationwide NVIT Mid Cap Index Fund — Class I	20,047	$195.42 to $1,967.89	$4,364,270	1.35%	0.60% to 0.75%	6.75% to 6.91%
Federated NVIT High Income Bond Fund — Class I	3,159	$138.05 to $1,390.16	$630,844	7.16%	0.60% to 0.75%	2.36% to 2.51%
Nationwide NVIT Global Financial Services Fund — Class I	1,185	$208.01 to $2,094.70	$292,425	2.66%	0.60% to 0.75%	-1.80% to -1.65%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide NVIT Global Health Sciences Fund — Class I	2,103	$165.12 to $1,662.75	$559,904	0.06%	0.60% to 0.75%	12.31% to 12.48%
Nationwide NVIT Global Technology and Communications Fund — Class I	1,072	$186.59 to $1,878.98	$442,262	0.00%	0.60% to 0.75%	19.19% to 19.37%
Gartmore NVIT Global Utilities Fund — Class I	1,139	$265.80 to $2,676.63	$876,435	2.65%	0.60% to 0.75%	19.53% to 19.71%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	11,510	$169.33 to $1,705.23	$2,114,898	0.00%	0.60% to 0.75%	8.93% to 9.09%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	10,241	$198.96 to $2,003.60	$2,207,661	0.00%	0.60% to 0.75%	21.57% to 21.75%
Van Kampen NVIT Multi Sector Bond Fund — Class I	12,772	$122.58 to $1,234.39	$1,891,433	4.01%	0.60% to 0.75%	3.84% to 4.00%
Nationwide NVIT International Value Fund — Class III	148,290	$160.03 to $1,609.12	$29,225,522	2.07%	0.60% to 0.75%	2.16% to 2.31%
Gartmore NVIT Emerging Markets Fund — Class III	22,669	$304.73 to $305.85	$6,918,910	0.70%	0.65% to 0.75%	44.46% to 44.60%
Nationwide NVIT Global Financial Services Fund — Class III	2,656	$151.88 to $152.44	$404,427	3.30%	0.65% to 0.75%	-1.86% to -1.77%
Nationwide NVIT Global Health Sciences Fund — Class III	4,539	$121.98 to $122.43	$554,249	0.08%	0.65% to 0.75%	12.38% to 12.49%
Nationwide NVIT Global Technology and Communications Fund — Class III	4,082	$141.56 to $142.08	$578,394	0.00%	0.65% to 0.75%	19.28% to 19.40%
Gartmore NVIT Global Utilities Fund — Class III	10,028	$218.48 to $219.28	$2,195,734	2.46%	0.65% to 0.75%	19.49% to 19.61%
Federated NVIT High Income Bond Fund — Class III	9,487	$117.89 to $118.21	$1,119,687	7.54%	0.65% to 0.75%	2.39% to 2.50%
American Funds NVIT Asset Allocation Fund — Class II	1,044	$110.66	$115,502	2.96%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	2,900	$107.18	$310,864	10.19%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	3,650	$122.45	$446,988	3.19%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	2,536	$114.53	$290,487	0.70%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	738	$98.43	$72,608	1.83%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	289,559	$379.86 to $3,881.67	$153,737,798	1.78%	0.60% to 0.75%	0.77% to 0.92%
Fidelity VIP Growth Portfolio: Initial Class	417,459	$356.27 to $3,640.57	$203,857,644	0.82%	0.60% to 0.75%	26.01% to 26.20%
Fidelity VIP High Income Portfolio: Initial Class	54,865	$174.89 to $1,842.15	$14,349,789	7.52%	0.60% to 0.75%	2.01% to 2.17%
Fidelity VIP Overseas Portfolio: Initial Class	88,555	$264.80 to $2,702.85	$37,847,405	3.27%	0.60% to 0.75%	16.43% to 16.61%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Initial Class R	150,134	$179.03 to $1,800.20	$32,578,014	3.27%	0.60% to 0.75%	16.47% to 16.65%
Fidelity VIP Equity-Income Portfolio: Service Class	22,053	$172.17	$3,796,843	1.82%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	14,322	$179.19	$2,566,418	0.58%	0.75%	25.92%
Fidelity VIP Overseas Portfolio: Service Class	948	$250.64	$237,571	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	12,637	$178.40	$2,254,519	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	34,486	$98.41 to $98.48	$3,395,178	10.69%	0.65% to 0.75%	-1.59% to -1.52%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	115,363	$258.76 to $2,644.16	$45,597,418	6.09%	0.60% to 0.75%	14.64% to 14.81%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	181,072	$208.91 to $2,132.34	$46,640,056	4.31%	0.60% to 0.75%	3.56% to 3.72%
Fidelity VIP II Contrafund Portfolio: Initial Class	329,483	$349.60 to $3,557.68	$156,880,654	0.94%	0.60% to 0.75%	16.71% to 16.88%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,782	$117.84	$1,270,541	4.04%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	52,370	$260.83 to $2,626.58	$16,478,100	0.71%	0.60% to 0.75%	14.62% to 14.79%
Fidelity VIP III Value Strategies Portfolio: Service Class	11,327	$207.02 to $2,084.71	$2,741,821	0.81%	0.60% to 0.75%	4.81% to 4.96%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,579	$224.99 to $225.59	$1,933,441	0.12%	0.65% to 0.75%	44.55% to 44.69%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	4,370	$126.34 to $126.67	$553,045	3.35%	0.65% to 0.75%	7.83% to 7.94%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	6,538	$134.25 to $134.60	$878,659	2.43%	0.65% to 0.75%	9.34% to 9.45%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	8,209	$139.75 to $140.12	$1,147,827	2.68%	0.65% to 0.75%	10.37% to 10.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	68,845	$167.47 to $1,709.33	$14,668,779	2.74%	0.60% to 0.75%	3.98% to 4.14%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	138,527	$161.58 to $3,346.72	$34,328,717	0.64%	0.60% to 0.75%	8.51% to 8.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	6,024	$148.27 to $1,493.10	$1,034,107	0.00%	0.60% to 0.75%	-0.24% to -0.09%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	5,229	$221.76 to $2,233.14	$1,539,406	0.00%	0.60% to 0.75%	21.61% to 21.79%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,851	$176.98 to $1,782.24	$1,100,244	0.09%	0.60% to 0.75%	6.80% to 6.97%
Neuberger Berman AMT International Portfolio — S Class	7,201	$146.76 to $147.15	$1,057,420	2.69%	0.65% to 0.75%	2.44% to 2.54%
Neuberger Berman AMT Regency Portfolio — S Class	1,683	$130.68 to $131.03	$220,309	0.43%	0.65% to 0.75%	2.28% to 2.38%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	13,677	$202.90 to $2,070.99	$4,795,909	6.13%	0.60% to 0.75%	8.89% to 9.05%
Van Eck Worldwide Hard Assets Fund: Initial Class	11,498	$473.49 to $4,832.97	$9,777,657	0.13%	0.60% to 0.75%	44.27% to 44.48%
Van Eck Worldwide Emerging Markets Fund: Initial Class	56,497	$333.88 to $3,397.77	$31,998,127	0.43%	0.60% to 0.75%	36.58% to 36.79%
Van Eck Worldwide Real Estate Portfolio: Initial Class	11,517	$273.94 to $2,779.38	$4,616,515	1.07%	0.60% to 0.75%	0.13% to 0.28%
Van Eck Worldwide Bond Fund: Class R	26,479	$124.42 to $1,251.06	$4,015,337	5.76%	0.60% to 0.75%	8.99% to 9.16%
Van Eck Worldwide Hard Assets Fund: Class R	24,100	$335.96 to $3,378.10	$11,151,910	0.11%	0.60% to 0.75%	44.24% to 44.45%
Van Eck Worldwide Emerging Markets Fund: Class R	49,551	$313.44 to $3,151.67	$19,841,880	0.40%	0.60% to 0.75%	36.53% to 36.74%
Van Eck Worldwide Real Estate Portfolio: Class R	24,320	$201.61 to $2,027.19	$6,617,437	0.95%	0.60% to 0.75%	0.19% to 0.35%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	183,894	$162.95 to $1,658.29	$39,481,884	0.00%	0.60% to 0.75%	16.36% to 16.54%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	133,855	$84.42 to $853.97	$11,868,973	0.00%	0.60% to 0.75%	21.41% to 21.59%
Wells Fargo VT Opportunity Fund — Investor Class	58,374	$138.83 to $1,404.42	$8,644,715	0.60%	0.60% to 0.75%	5.83% to 5.99%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	31,661	$135.81 to $1,369.71	$4,641,082	1.54%	0.60% to 0.75%	6.33% to 6.49%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	879	$135.44 to $1,363.87	$147,110	0.81%	0.60% to 0.75%	-11.73% to -11.59%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	33,536	$192.37 to $1,953.53	$6,785,668	0.37%	0.60% to 0.75%	-1.40% to -1.25%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	61,314	$166.65 to $1,678.21	$11,148,730	1.73%	0.60% to 0.75%	4.46% to 4.62%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	2,778	$186.91 to $1,885.02	$1,188,729	0.64%	0.60% to 0.75%	17.17% to 17.35%
American Century VP Ultra Fund: Class I	17,069	$128.61 to $1,297.10	$2,338,237	0.00%	0.60% to 0.75%	20.11% to 20.29%
American Century VP Value Fund: Class I	50,637	$146.68 to $1,479.32	$8,195,665	1.62%	0.60% to 0.75%	-5.85% to -5.71%
American Century VP Income and Growth Fund: Class I	10,248	$163.22 to $1,680.14	$1,839,959	1.74%	0.60% to 0.75%	-0.82% to -0.67%
American Century VP International Fund: Class III	13,575	$184.76 to $185.44	$2,512,359	0.63%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Mid Cap Value Fund: Class I	3,449	$130.43 to $130.78	$450,566	0.72%	0.65% to 0.75%	-3.04% to -2.94%
American Century VP Vista Fund: Class I	3,062	$171.21 to $171.66	$525,010	0.00%	0.65% to 0.75%	38.72% to 38.86%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	13,169	$119.15 to $1,199.89	$1,854,054	4.49%	0.60% to 0.75%	8.67% to 8.83%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	17,297	$201.27 to $2,029.84	$4,181,145	0.20%	0.60% to 0.75%	35.61% to 35.81%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,892	$295.98 to $2,985.08	$3,941,557	0.43%	0.60% to 0.75%	27.06% to 27.25%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,416	$147.78 to $1,490.41	$235,882	0.34%	0.60% to 0.75%	20.78% to 20.97%
Janus Aspen Series — Balanced Portfolio: Service Shares	5,511	$151.22 to $1,522.83	$1,032,293	2.32%	0.60% to 0.75%	9.46% to 9.62%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,135	$181.94 to $1,832.20	$243,433	0.48%	0.60% to 0.75%	5.34% to 5.49%
Janus Aspen Series — International Growth Portfolio: Service II Shares	24,230	$277.43 to $278.44	$6,734,353	0.44%	0.65% to 0.75%	27.11% to 27.24%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,592	$150.67 to $151.22	$693,195	0.59%	0.65% to 0.75%	20.84% to 20.96%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,017	$139.60 to $1,407.89	$6,162,511	0.22%	0.60% to 0.75%	13.29% to 13.46%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,126	$182.64 to $1,842.01	$3,048,495	1.29%	0.60% to 0.75%	5.52% to 5.68%
Oppenheimer Main Street Fund/VA: Non-Service Shares	24,468	$138.85 to $1,400.32	$3,829,040	0.95%	0.60% to 0.75%	3.64% to 3.80%
Oppenheimer High Income Fund/VA: Non-Service Shares	4,957	$131.58 to $1,325.08	$757,773	7.95%	0.60% to 0.75%	-0.85% to -0.70%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,379	$199.73 to $2,011.29	$2,555,347	0.32%	0.60% to 0.75%	-1.95% to -1.80%
Oppenheimer Global Securities Fund/VA: Class 3	68,253	$162.32 to $162.91	$11,090,536	1.24%	0.65% to 0.75%	5.54% to 5.64%
Oppenheimer High Income Fund/VA: Class 3	2,821	$96.13 to $96.19	$271,194	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,703	$170.35 to $1,715.45	$3,049,274	0.60%	0.60% to 0.75%	0.78% to 0.93%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,256	$165.36 to $1,665.25	$390,640	0.00%	0.60% to 0.75%	11.17% to 11.34%
AIM V.I. Capital Development Fund: Series I Shares	3,391	$205.39 to $2,068.32	$864,111	0.00%	0.60% to 0.75%	10.01% to 10.18%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	24,177	$117.15 to $1,140.51	$2,967,644	4.41%	0.60% to 0.75%	4.59% to 4.75%
Federated American Leaders Fund II: Primary Shares	612	$148.00 to $1,490.41	$90,737	1.32%	0.60% to 0.75%	-10.34% to -10.21%
Federated Capital Appreciation Fund II: Primary Shares	770	$162.66 to $1,638.05	$125,461	0.84%	0.60% to 0.75%	9.05% to 9.22%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	35,735	$200.25 to $2,016.55	$8,178,342	0.86%	0.60% to 0.75%	-2.87% to -2.72%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	55,089	$157.07 to $1,581.75	$9,896,092	2.41%	0.60% to 0.75%	-3.15% to -3.00%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	4,015	$237.10 to $2,387.69	$2,157,443	2.10%	0.60% to 0.75%	14.92% to 15.09%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,184	$207.02 to $207.58	$2,732,875	2.14%	0.65% to 0.75%	27.73% to 27.86%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	7,296	$121.35 to $121.68	$886,275	2.83%	0.65% to 0.75%	10.20% to 10.31%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	20,678	$173.13 to $1,743.46	$4,016,345	1.43%	0.60% to 0.75%	4.33% to 4.49%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	13,917	$197.74 to $1,991.27	$3,263,027	0.94%	0.60% to 0.75%	0.94% to 1.09%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,862	$153.05 to $1,541.29	$862,693	0.32%	0.60% to 0.75%	10.52% to 10.69%
MFS Value Series: Initial Class	18,297	$191.31 to $1,926.52	$4,318,143	0.94%	0.60% to 0.75%	7.10% to 7.26%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,406	$152.78 to $1,538.53	$404,763	1.47%	0.60% to 0.75%	-6.74% to -6.60%
Putnam VT International Equity Fund: Class IB	560	$222.99 to $2,245.59	$289,937	2.71%	0.60% to 0.75%	7.55% to 7.72%
Putnam VT Voyager Fund: Class IB	3,387	$141.37 to $1,423.61	$494,816	0.00%	0.60% to 0.75%	4.73% to 4.89%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,966	$169.95	$2,203,522	2.32%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	10,397	$119.06	$1,237,874	3.74%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	6,190	$135.08	$836,154	6.36%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	15,734	$205.14	$3,227,558	1.17%	0.95%	5.13%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,965	$117.57 to $1,183.94	$1,564,281	3.46%	0.60% to 0.75%	4.66% to 4.82%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,307	$160.74 to $1,618.66	$467,623	6.93%	0.60% to 0.75%	5.73% to 5.89%
Van Kampen U.S. Real Estate Portfolio: Class I	23,396	$228.00 to $2,295.96	$5,815,477	1.10%	0.60% to 0.75%	-17.69% to -17.57%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	16,056	$136.40 to $136.76	$2,193,719	0.10%	0.65% to 0.75%	11.64% to 11.76%
T Rowe Price Equity Income Portfolio — Class II	19,103	$127.45 to $127.79	$2,436,788	1.52%	0.65% to 0.75%	2.26% to 2.36%
T Rowe Price Limited Term Bond Portfolio — Class II	3,708	$108.66 to $108.95	$403,165	4.02%	0.65% to 0.75%	4.43% to 4.54%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	163,814	$322.53 to $9,083.77	$152,729,328	1.08%	0.00% to 0.75%	12.78% to 13.63%
Gartmore GVIT Money Market Fund — Class IV	277,898	$159.84 to $3,073.20	$57,699,776	4.56%	0.00% to 0.75%	3.89% to 4.67%
Gartmore GVIT Government Bond Fund — Class IV	76,487	$225.30 to $4,988.27	$25,407,189	4.11%	0.00% to 0.75%	2.57% to 3.34%
JP Morgan GVIT Balanced Fund Class IV	57,587	$296.10 to $4,555.80	$39,020,861	2.36%	0.35% to 0.75%	11.46% to 11.91%
Gartmore GVIT Mid Cap Growth Fund — Class IV	97,321	$480.32 to $7,229.62	$71,620,470	0.00%	0.60% to 0.75%	9.11% to 9.28%
Gartmore GVIT International Value Fund Class IV	85,335	$377.04 to $3,857.14	$50,355,415	2.08%	0.60% to 0.75%	21.82% to 22.01%
Gartmore GVIT Growth Fund Class IV	190,353	$101.73 to $1,030.63	$25,958,306	0.05%	0.60% to 0.75%	5.38% to 5.54%
Van Kampen GVIT Comstock Value Fund — Class IV	151,538	$151.96 to $1,539.45	$31,759,847	1.74%	0.60% to 0.75%	15.07% to 15.25%
Gartmore GVIT Small Company Fund — Class IV	150,845	$161.74 to $1,638.55	$31,093,042	0.11%	0.60% to 0.75%	11.21% to 11.37%
Gartmore GVIT Small Cap Value Fund — Class IV	157,866	$175.30 to $1,775.93	$36,341,552	0.45%	0.60% to 0.75%	16.53% to 16.70%
Gartmore GVIT S&P 500 Index Fund — Class IV	448,660	$351.21 to $3,583.44	$205,037,176	1.65%	0.60% to 0.75%	14.46% to 14.63%
Gartmore GVIT Government Bond Fund — Class I	4,897	$110.64	$541,768	4.29%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	23,860	$177.78 to $1,802.42	$4,314,572	2.14%	0.60% to 0.75%	16.00% to 16.17%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	3,363	$119.61 to $1,191.53	$445,352	3.10%	0.60% to 0.75%	5.37% to 5.53%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	82,512	$146.46 to $1,470.85	$12,662,728	2.45%	0.60% to 0.75%	10.52% to 10.69%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	119,754	$164.16 to $1,659.11	$20,141,018	2.34%	0.60% to 0.75%	13.69% to 13.86%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	10,321	$132.30 to $1,322.06	$1,474,196	2.83%	0.60% to 0.75%	7.61% to 7.78%
Gartmore GVIT Emerging Markets Fund — Class I	2,474	$343.40 to $3,452.94	$1,582,475	0.68%	0.60% to 0.75%	35.70% to 35.90%
Gartmore GVIT Mid Cap Index Fund — Class I	19,628	$183.06 to $1,840.65	$3,947,292	1.15%	0.60% to 0.75%	9.07% to 9.23%
Federated GVIT High Income Bond Fund — Class I	5,094	$134.86 to $1,356.06	$860,718	7.16%	0.60% to 0.75%	9.78% to 9.94%
Gartmore GVIT Global Financial Services Fund — Class I	1,502	$211.81 to $2,129.80	$457,003	1.85%	0.60% to 0.75%	19.42% to 19.60%
Gartmore GVIT Global Health Sciences Fund — Class I	2,526	$147.02 to $1,478.26	$1,013,140	0.00%	0.60% to 0.75%	1.94% to 2.09%
Gartmore GVIT Global Technology and Communications Fund — Class I	870	$156.54 to $1,574.07	$200,855	0.00%	0.60% to 0.75%	10.34% to 10.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	985	$222.37 to $2,235.92	$526,305	2.73%	0.60% to 0.75%	36.54% to 36.74%
Gartmore GVIT Small Cap Growth Fund — Class I	7,850	$155.46 to $1,563.14	$1,266,420	0.00%	0.60% to 0.75%	2.44% to 2.59%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	10,539	$163.67 to $1,645.68	$1,864,404	0.29%	0.60% to 0.75%	-1.03% to -0.88%
Van Kampen GVIT Multi Sector Bond Fund — Class I	12,056	$118.05 to $1,186.96	$1,719,332	4.29%	0.60% to 0.75%	4.06% to 4.21%
Gartmore GVIT International Value Fund — Class III	169,162	$156.65 to $1,572.75	$31,620,607	2.02%	0.60% to 0.75%	21.83% to 22.01%
Gartmore GVIT Emerging Markets Fund — Class III	18,901	$210.95 to $211.51	$3,992,157	0.70%	0.65% to 0.75%	35.63% to 35.76%
Gartmore GVIT Global Financial Services Fund — Class III	2,443	$154.77 to $155.18	$378,832	1.82%	0.65% to 0.75%	19.44% to 19.56%
Gartmore GVIT Global Health Sciences Fund — Class III	5,642	$108.55 to $108.84	$612,790	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class III	5,206	$118.68 to $119.00	$618,360	0.00%	0.65% to 0.75%	10.25% to 10.36%
Gartmore GVIT Global Utilities Fund — Class III	11,033	$182.85 to $183.33	$2,020,297	2.88%	0.65% to 0.75%	36.57% to 36.70%
Federated GVIT High Income Bond Fund — Class III	7,786	$115.14 to $115.33	$897,186	8.08%	0.65% to 0.75%	9.77% to 9.88%
American Funds GVIT Asset Allocation Fund — Class II	288	$105.05	$30,253	1.92%	0.75%	5.05%	(a)
American Funds GVIT Bond Fund — Class II	147	$104.87	$15,416	0.01%	0.75%	4.87%	(a)
American Funds GVIT Global Growth Fund — Class II	432	$107.88	$46,592	0.16%	0.75%	7.88%	(a)
American Funds GVIT Growth Fund — Class II	977	$103.13	$100,792	0.93%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	310,744	$376.97 to $3,846.29	$161,898,388	3.31%	0.60% to 0.75%	19.30% to 19.48%
Fidelity VIP Growth Portfolio: Initial Class	461,606	$282.73 to $2,884.74	$178,505,394	0.39%	0.60% to 0.75%	6.05% to 6.21%
Fidelity VIP High Income Portfolio: Initial Class	80,318	$171.43 to $1,803.06	$18,791,029	7.64%	0.60% to 0.75%	10.41% to 10.57%
Fidelity VIP Overseas Portfolio: Initial Class	106,054	$227.43 to $2,317.92	$37,412,374	0.89%	0.60% to 0.75%	17.20% to 17.38%
Fidelity VIP Overseas Portfolio: Initial Class R	145,516	$153.71 to $1,543.24	$27,032,323	0.81%	0.60% to 0.75%	17.14% to 17.31%
Fidelity VIP Equity-Income Portfolio: Service Class	18,502	$171.05	$3,164,664	3.04%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	13,173	$142.31	$1,874,679	0.21%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	1,049	$215.46	$226,088	0.81%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	10,294	$153.34	$1,578,430	0.61%	0.75%	17.07%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	126,173	$225.72 to $2,303.09	$42,928,990	2.72%	0.60% to 0.75%	6.52% to 6.68%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	209,573	$201.72 to $2,055.87	$50,833,390	3.88%	0.60% to 0.75%	3.57% to 3.73%
Fidelity VIP II Contrafund Portfolio: Initial Class	354,948	$299.55 to $3,043.75	$142,858,160	1.28%	0.60% to 0.75%	10.88% to 11.05%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,341	$113.94	$1,178,224	3.44%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	53,198	$227.56 to $2,288.11	$14,488,640	0.25%	0.60% to 0.75%	11.75% to 11.92%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,422	$197.52 to $1,986.11	$2,392,941	0.49%	0.60% to 0.75%	15.33% to 15.50%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	6,071	$155.65 to $155.91	$945,548	0.72%	0.65% to 0.75%	15.75% to 15.86%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	1,284	$117.16 to $117.36	$150,734	1.73%	0.65% to 0.75%	8.96% to 9.07%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	3,434	$122.78 to $122.98	$421,728	1.54%	0.65% to 0.75%	10.98% to 11.09%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	2,127	$126.61 to $126.82	$269,394	2.41%	0.65% to 0.75%	12.31% to 12.42%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	72,788	$161.05 to $1,641.35	$14,923,733	3.13%	0.60% to 0.75%	3.43% to 3.58%
Neuberger Berman AMT Partners Portfolio Class I	158,015	$148.90 to $3,079.47	$34,027,708	0.71%	0.60% to 0.75%	11.40% to 11.57%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,940	$148.63 to $1,494.44	$1,028,864	0.00%	0.60% to 0.75%	4.47% to 4.62%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	3,483	$182.35 to $1,833.58	$775,995	0.00%	0.60% to 0.75%	13.84% to 14.01%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,451	$165.70 to $1,666.17	$948,821	0.17%	0.60% to 0.75%	12.86% to 13.02%
Neuberger Berman AMT International Portfolio — S Class	3,252	$143.27 to $143.50	$466,192	0.25%	0.65% to 0.75%	22.53% to 22.66%
Neuberger Berman AMT Regency Portfolio — S Class	1,061	$127.77 to $127.98	$135,667	0.50%	0.65% to 0.75%	10.11% to 10.22%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	15,761	$186.34 to $1,899.10	$4,697,166	8.83%	0.60% to 0.75%	5.69% to 5.85%
Van Eck Worldwide Hard Assets Fund — Initial Class	13,836	$328.21 to $3,345.02	$8,254,908	0.06%	0.60% to 0.75%	23.56% to 23.75%
Van Eck Worldwide Emerging Markets Fund — Initial Class	65,596	$244.46 to $2,483.98	$27,532,833	0.60%	0.60% to 0.75%	38.45% to 38.66%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Fund — Initial Class	13,258	$273.58 to $2,771.53	$5,209,377	1.55%	0.60% to 0.75%	29.94% to 30.14%
Van Eck Worldwide Bond Fund — Class R1	23,711	$114.15 to $1,146.09	$3,333,139	7.46%	0.60% to 0.75%	5.60% to 5.76%
Van Eck Worldwide Hard Assets Fund — Class R1	23,664	$232.92 to $2,338.52	$7,147,905	0.06%	0.60% to 0.75%	23.61% to 23.79%
Van Eck Worldwide Emerging Markets Fund — Class R1	50,796	$229.57 to $2,304.88	$14,924,859	0.55%	0.60% to 0.75%	38.49% to 38.70%
Van Eck Worldwide Real Estate Fund — Class R1	22,052	$201.22 to $2,020.21	$5,506,576	1.42%	0.60% to 0.75%	29.83% to 30.03%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	201,820	$140.04 to $1,422.98	$36,757,345	0.00%	0.60% to 0.75%	19.12% to 19.30%
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage VT Discovery Fund	142,861	$69.54 to $702.35	$10,355,423	0.00%	0.60% to 0.75%	13.79% to 13.96%
Wells Fargo VT Opportunity Fund	60,023	$131.18 to $1,325.02	$8,442,541	0.00%	0.60% to 0.75%	11.38% to 11.55%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	32,783	$127.73 to $1,286.26	$4,497,830	1.54%	0.60% to 0.75%	15.61% to 15.78%
Dreyfus Developing Leaders Portfolio: Initial Shares	1,095	$153.43 to $1,542.74	$222,638	0.42%	0.60% to 0.75%	3.00% to 3.15%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	29,618	$195.10 to $1,978.31	$6,138,847	0.36%	0.60% to 0.75%	13.56% to 13.73%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	62,009	$159.53 to $1,604.06	$10,690,871	1.67%	0.60% to 0.75%	14.64% to 14.81%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	3,313	$159.52 to $1,606.37	$1,042,520	1.58%	0.60% to 0.75%	24.09% to 24.28%
American Century VP Ultra Fund: Class I	18,237	$107.08 to $1,078.33	$2,030,698	0.00%	0.60% to 0.75%	-4.00% to -3.85%
American Century VP Value Fund: Class I	54,195	$155.79 to $1,568.88	$9,355,194	1.28%	0.60% to 0.75%	17.77% to 17.95%
American Century VP Income and Growth Fund: Class I	10,276	$164.56 to $1,691.44	$1,828,849	1.69%	0.60% to 0.75%	16.21% to 16.39%
American Century VP International Fund: Class III	12,193	$157.68 to $158.10	$1,925,119	1.31%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Mid Cap Value Fund: Class I	2,012	$134.52 to $134.74	$270,859	1.05%	0.65% to 0.75%	19.40% to 19.52%
American Century VP Vista Fund: Class I	1,069	$123.42 to $123.62	$132,041	0.00%	0.65% to 0.75%	8.20% to 8.30%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	12,803	$109.64 to $1,102.50	$1,624,404	3.43%	0.60% to 0.75%	0.83% to 0.98%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	14,008	$148.42 to $1,494.58	$2,333,227	0.14%	0.60% to 0.75%	8.30% to 8.47%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,388	$232.95 to $2,345.86	$2,616,531	1.97%	0.60% to 0.75%	45.54% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,499	$122.35 to $1,232.09	$203,635	0.00%	0.60% to 0.75%	7.02% to 7.18%
Janus Aspen Series — Balanced Portfolio: Service Shares	6,135	$138.15 to $1,389.13	$1,014,333	1.94%	0.60% to 0.75%	9.59% to 9.76%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	1,125	$172.73 to $1,736.78	$231,276	0.13%	0.60% to 0.75%	9.94% to 10.11%
Janus Aspen Series — International Growth Portfolio: Service II Shares	16,893	$218.26 to $218.84	$3,701,931	2.40%	0.65% to 0.75%	45.60% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	1,946	$124.68 to $125.02	$242,903	0.00%	0.65% to 0.75%	7.14% to 7.24%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,327	$123.22 to $1,240.84	$5,452,982	0.34%	0.60% to 0.75%	7.14% to 7.30%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,975	$173.09 to $1,743.01	$2,878,348	1.01%	0.60% to 0.75%	16.81% to 16.99%
Oppenheimer Main Street Fund/VA: Non-Service Shares	23,629	$133.97 to $1,349.11	$3,569,662	1.06%	0.60% to 0.75%	14.17% to 14.34%
Oppenheimer High Income Fund/VA: Non-Service Shares	7,314	$132.71 to $1,334.46	$1,085,691	6.94%	0.60% to 0.75%	8.61% to 8.77%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,503	$203.70 to $2,048.24	$2,368,572	0.14%	0.60% to 0.75%	14.14% to 14.31%
Oppenheimer Global Securities Fund/VA: Class 3	60,153	$153.80 to $154.21	$9,258,685	0.85%	0.65% to 0.75%	16.81% to 16.93%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	15,813	$169.03 to $1,699.59	$3,042,844	0.41%	0.60% to 0.75%	12.36% to 12.53%
AIM V.I. Capital Appreciation Fund Series I Shares	2,210	$148.75 to $1,495.64	$343,574	0.06%	0.60% to 0.75%	5.51% to 5.67%
AIM V.I. Capital Development Fund Series I Shares	2,821	$186.70 to $1,877.25	$683,524	0.00%	0.60% to 0.75%	15.65% to 15.82%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	23,630	$112.01 to $1,088.79	$2,724,035	3.99%	0.60% to 0.75%	3.38% to 3.53%
Federated American Leaders Fund II: Primary Shares	644	$165.08 to $1,659.84	$148,881	1.27%	0.60% to 0.75%	15.94% to 16.11%
Federated Capital Appreciation Fund II: Primary Shares	920	$149.16 to $1,499.78	$163,415	0.76%	0.60% to 0.75%	15.35% to 15.52%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	36,733	$206.17 to $2,073.03	$8,565,153	0.83%	0.60% to 0.75%	16.43% to 16.60%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	57,462	$162.18 to $1,630.69	$10,654,504	1.13%	0.60% to 0.75%	16.55% to 16.73%
Franklin Templeton VIP Templeton Foreign Securities Fund Class 1	4,317	$206.32 to $2,074.59	$1,837,323	1.37%	0.60% to 0.75%	20.79% to 20.97%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,730	$162.08 to $162.35	$1,253,547	1.15%	0.65% to 0.75%	27.21% to 27.34%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	4,632	$110.12 to $110.30	$510,397	3.41%	0.65% to 0.75%	12.00% to 12.11%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	23,141	$165.95 to $1,668.60	$4,292,206	1.36%	0.60% to 0.75%	16.41% to 16.59%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	13,955	$195.90 to $1,969.75	$3,116,027	0.40%	0.60% to 0.75%	13.57% to 13.74%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	5,315	$138.48 to $1,392.46	$844,070	0.00%	0.60% to 0.75%	6.77% to 6.93%
MFS Value Series: Initial Class	17,085	$178.63 to $1,796.14	$3,644,662	1.06%	0.60% to 0.75%	19.94% to 20.12%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	2,837	$163.83 to $1,647.31	$567,734	1.35%	0.60% to 0.75%	15.05% to 15.22%
Putnam VT International Equity Fund — IB Class	728	$207.33 to $2,084.75	$229,635	0.58%	0.60% to 0.75%	26.77% to 26.96%
Putnam VT Voyager Fund — IB Class	3,775	$134.99 to $1,357.30	$1,006,933	0.11%	0.60% to 0.75%	4.65% to 4.81%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	11,748	$164.14	$1,928,212	2.52%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	9,537	$112.35	$1,071,517	3.61%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	4,963	$133.76	$663,844	6.78%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	12,722	$195.12	$2,482,308	0.91%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,217	$112.33 to $1,129.51	$1,174,089	3.96%	0.60% to 0.75%	2.96% to 3.11%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,475	$152.02 to $1,528.60	$333,584	8.56%	0.60% to 0.75%	9.98% to 10.15%
Van Kampen U.S. Real Estate Portfolio: Class I	24,171	$277.01 to $2,785.34	$7,516,293	1.05%	0.60% to 0.75%	37.02% to 37.22%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	12,367	$122.17 to $122.38	$1,512,514	0.28%	0.65% to 0.75%	8.51% to 8.62%
T Rowe Price Equity Income Portfolio — Class II	15,244	$124.64 to $124.85	$1,901,205	1.38%	0.65% to 0.75%	17.76% to 17.88%
T Rowe Price Limited Term Bond Portfolio — Class II	2,565	$104.05 to $104.22	$266,960	3.68%	0.65% to 0.75%	3.25% to 3.35%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	180,931	$285.97 to $7,994.25	$147,435,373	0.91%	0.00% to 0.75%	6.64% to 7.44%
Gartmore GVIT Money Market Fund Class IV	252,986	$153.86 to $2,936.04	$48,229,509	2.78%	0.00% to 0.75%	2.05% to 2.82%
Gartmore GVIT Government Bond Fund Class IV	79,485	$219.66 to $4,827.11	$25,641,945	3.70%	0.00% to 0.75%	2.41% to 3.17%
JP Morgan GVIT Balanced Fund Class IV	64,125	$265.64 to $4,070.96	$37,680,892	2.08%	0.35% to 0.75%	1.86% to 2.26%
Gartmore GVIT Mid Cap Growth Fund Class IV	107,547	$440.20 to $6,615.81	$72,034,687	0.00%	0.60% to 0.75%	9.00% to 9.16%
Dreyfus GVIT International Value Fund Class IV	106,745	$309.50 to $3,161.42	$49,858,746	1.24%	0.60% to 0.75%	11.14% to 11.30%
Gartmore GVIT Growth Fund Class IV	206,946	$96.54 to $976.56	$26,631,211	0.08%	0.60% to 0.75%	5.71% to 5.87%
Van Kampen GVIT Comstock Value — Class IV	160,028	$132.05 to $1,335.79	$29,311,367	1.64%	0.60% to 0.75%	3.58% to 3.74%
Gartmore GVIT Small Company Fund Class IV	163,430	$145.44 to $1,471.20	$30,196,507	0.00%	0.60% to 0.75%	11.48% to 11.65%
Gartmore GVIT Small Cap Value Fund Class IV	176,842	$150.43 to $1,521.74	$35,271,237	0.06%	0.60% to 0.75%	2.30% to 2.45%
Gartmore GVIT Equity 500 Index Fund Class IV	488,766	$306.83 to $3,125.99	$194,582,457	1.60%	0.60% to 0.75%	3.97% to 4.12%
Gartmore GVIT Government Bond Fund Class I	3,214	$107.86	$346,638	3.88%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	14,900	$153.26 to $1,551.52	$2,295,653	2.08%	0.60% to 0.75%	7.13% to 7.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,899	$113.51 to $1,129.08	$331,408	2.84%	0.60% to 0.75%	2.54% to 2.69%
Gartmore GVIT Investor Destinations Moderate Fund Class II	68,395	$132.51 to $1,328.81	$9,331,048	2.38%	0.60% to 0.75%	4.56% to 4.72%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	76,925	$144.40 to $1,457.19	$11,457,284	2.21%	0.60% to 0.75%	6.27% to 6.43%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	8,852	$122.94 to $1,226.67	$1,180,073	2.63%	0.60% to 0.75%	3.71% to 3.86%
Gartmore GVIT Emerging Markets Fund Class I	2,726	$253.06 to $2,540.74	$1,290,632	0.56%	0.60% to 0.75%	31.65% to 31.85%
Dreyfus GVIT Mid Cap Index Fund Class I	17,840	$167.83 to $1,685.06	$3,355,812	1.07%	0.60% to 0.75%	11.26% to 11.43%
Federated GVIT High Income Bond Fund Class I	6,710	$122.85 to $1,233.42	$1,112,049	7.68%	0.60% to 0.75%	1.62% to 1.77%
Gartmore GVIT Global Financial Services Fund Class I	1,253	$177.36 to $1,780.72	$326,653	2.03%	0.60% to 0.75%	10.32% to 10.49%
Gartmore GVIT Global Health Sciences Fund Class I	2,685	$144.22 to $1,447.93	$971,300	0.00%	0.60% to 0.75%	7.63% to 7.79%
Gartmore GVIT Global Technology and Communications Fund Class I	1,133	$141.87 to $1,424.42	$176,571	0.00%	0.60% to 0.75%	-1.26% to -1.11%
Gartmore GVIT Global Utilities Fund Class I	981	$162.86 to $1,635.15	$375,256	2.25%	0.60% to 0.75%	5.60% to 5.75%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	6,754	$151.76 to $1,523.66	$1,049,465	0.00%	0.60% to 0.75%	7.29% to 7.45%
Gartmore GVIT U.S. Growth Leaders Fund Class I	6,666	$165.37 to $1,660.34	$1,302,141	0.00%	0.60% to 0.75%	11.13% to 11.29%
Van Kampen GVIT Multi Sector Bond Fund Class I	9,714	$113.44 to $1,138.98	$1,368,395	3.95%	0.60% to 0.75%	1.42% to 1.57%
Dreyfus GVIT International Value Fund Class III	142,685	$128.58 to $1,288.99	$22,396,340	1.36%	0.60% to 0.75%	11.22% to 11.39%
Gartmore GVIT Emerging Markets Fund Class III	13,678	$155.54 to $155.80	$2,128,827	0.54%	0.65% to 0.75%	31.67% to 31.80%
Gartmore GVIT Global Financial Services Fund Class III	3,758	$129.58 to $129.80	$487,326	2.34%	0.65% to 0.75%	10.34% to 10.45%
Gartmore GVIT Global Health Sciences Fund Class III	4,921	$106.49 to $106.66	$524,450	0.00%	0.65% to 0.75%	7.62% to 7.72%
Gartmore GVIT Global Technology and Communications Fund Class III	6,525	$107.64 to $107.82	$702,733	0.00%	0.65% to 0.75%	-1.25% to -1.16%
Gartmore GVIT Global Utilities Fund Class III	7,071	$133.89 to $134.11	$947,713	2.32%	0.65% to 0.75%	5.69% to 5.79%
Federated GVIT High Income Bond — Class III	2,418	$104.89 to $104.95	$253,481	6.50%	0.65% to 0.75%	4.89% to 4.95%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	25,062	$292.43 to $4,629.79	$11,819,715	1.54%	0.60% to 1.00%	1.58% to 1.99%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	336,566	$315.99 to $3,219.28	$146,730,412	1.64%	0.60% to 0.75%	5.08% to 5.23%
Fidelity VIP Growth Portfolio Initial Class	502,778	$266.59 to $2,716.00	$182,818,370	0.51%	0.60% to 0.75%	5.01% to 5.17%
Fidelity VIP High Income Portfolio Initial Class	91,495	$155.27 to $1,630.65	$19,080,223	14.96%	0.60% to 0.75%	1.94% to 2.09%
Fidelity VIP Overseas Portfolio Initial Class	130,400	$194.06 to $1,974.80	$37,349,783	0.70%	0.60% to 0.75%	18.16% to 18.34%
Fidelity VIP Overseas Portfolio Initial Class R	137,020	$131.22 to $1,315.47	$21,341,056	0.60%	0.60% to 0.75%	18.23% to 18.40%
Fidelity VIP Investment Grade Bond Portfolio Service Class	8,327	$110.06	$916,473	3.11%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	11,468	$143.51	$1,645,778	1.07%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	8,095	$134.34	$1,087,517	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	1,304	$184.05	$239,921	0.59%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	6,705	$130.98	$878,406	0.37%	0.75%	18.04%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	138,727	$211.91 to $2,158.94	$43,992,466	2.76%	0.60% to 0.75%	3.27% to 3.42%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	199,063	$194.77 to $1,982.01	$47,170,260	3.59%	0.60% to 0.75%	1.43% to 1.58%
Fidelity VIP II Contrafund Portfolio Initial Class	365,088	$270.14 to $2,740.88	$131,865,992	0.29%	0.60% to 0.75%	16.07% to 16.24%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	49,974	$203.63 to $2,044.44	$12,334,023	0.00%	0.60% to 0.75%	17.32% to 17.50%
Fidelity VIP III Value Strategies Portfolio Service Class	11,040	$171.27 to $1,719.52	$2,189,379	0.00%	0.60% to 0.75%	1.79% to 1.94%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	2,430	$134.47 to $134.56	$326,843	0.85%	0.65% to 0.75%	34.47% to 34.56%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	1,252	$107.52 to $107.60	$134,721	0.52%	0.65% to 0.75%	7.52% to 7.60%	(a)
Fidelity VIP Freedom Fund 2020 Portfolio — Service Class	2,865	$110.64 to $110.71	$317,008	0.74%	0.65% to 0.75%	10.64% to 10.71%	(a)
Fidelity VIP Freedom Fund 2030 Portfolio — Service Class	730	$112.74 to $112.81	$82,365	0.90%	0.65% to 0.75%	12.74% to 12.81%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,241	$155.71 to $1,584.62	$16,000,795	2.86%	0.60% to 0.75%	0.69% to 0.84%
Neuberger Berman AMT Partners Portfolio	173,411	$133.66 to $2,760.10	$33,087,823	0.95%	0.60% to 0.75%	17.17% to 17.34%
Neuberger Berman AMT Fasciano Portfolio Class S	5,560	$142.27 to $1,428.38	$958,881	0.00%	0.60% to 0.75%	2.13% to 2.28%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	3,023	$160.18 to $1,608.26	$541,510	0.00%	0.60% to 0.75%	12.89% to 13.06%
Neuberger Berman AMT Socially Responsive Portfolio	4,176	$146.83 to $1,474.17	$748,034	0.00%	0.60% to 0.75%	6.06% to 6.22%
Neuberger Berman AMT International Portfolio — Class S	616	$116.92 to $117.00	$72,003	0.16%	0.65% to 0.75%	16.92% to 17.00%	(a)
Neuberger Berman AMT Regency Portfolio — Class S	214	$116.04 to $116.12	$24,775	0.00%	0.65% to 0.75%	16.04% to 16.12%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	19,420	$176.31 to $1,794.23	$5,372,232	7.44%	0.60% to 0.75%	-3.75% to -3.61%
Van Eck Worldwide Hard Assets Fund Initial Class	16,311	$265.62 to $2,703.06	$7,706,734	0.32%	0.60% to 0.75%	50.54% to 50.77%
Van Eck Worldwide Emerging Markets Fund Initial Class	78,073	$176.56 to $1,791.42	$22,869,649	0.82%	0.60% to 0.75%	31.01% to 31.21%
Van Eck Worldwide Real Estate Fund Initial Class	15,785	$210.54 to $2,129.71	$4,701,955	2.21%	0.60% to 0.75%	20.11% to 20.29%
Van Eck Worldwide Bond Fund Class R	20,782	$108.10 to $1,083.66	$2,771,982	5.62%	0.60% to 0.75%	-3.83% to -3.69%
Van Eck Worldwide Hard Assets Fund Class R	19,315	$188.44 to $1,889.04	$4,724,798	0.22%	0.60% to 0.75%	50.49% to 50.71%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Emerging Markets Fund Class R	48,585	$165.76 to $1,661.75	$10,258,252	0.66%	0.60% to 0.75%	30.88% to 31.08%
Van Eck Worldwide Real Estate Fund Class R	21,899	$154.98 to $1,553.66	$4,031,485	1.53%	0.60% to 0.75%	20.11% to 20.29%
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	220,956	$117.56 to $1,192.76	$34,011,465	0.00%	0.60% to 0.75%	16.01% to 16.18%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $534.29	—	0.00%	0.60% to 0.75%	-5.59% to -5.55%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	151,219	$61.11 to $616.31	$9,712,121	0.00%	0.60% to 0.75%	15.23% to 15.35%	(c)
Wells Fargo Opportunity Fund VT	64,603	$117.78 to $1,187.83	$8,255,270	0.00%	0.60% to 0.75%	7.08% to 7.24%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	30,098	$110.48 to $1,110.93	$3,629,774	0.02%	0.60% to 0.75%	3.60% to 3.76%
Dreyfus Developing Leaders Portfolio Initial Shares	1,172	$148.97 to $1,495.62	$247,116	0.00%	0.60% to 0.75%	5.01% to 5.17%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	24,462	$171.81 to $1,739.50	$4,455,409	0.00%	0.60% to 0.75%	6.43% to 6.59%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	61,753	$139.16 to $1,397.16	$9,252,054	1.66%	0.60% to 0.75%	3.91% to 4.07%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	3,969	$128.55 to $1,292.55	$873,158	1.11%	0.60% to 0.75%	12.41% to 12.58%
American Century VP Ultra Fund Class I	16,999	$111.54 to $1,121.54	$2,016,032	0.00%	0.60% to 0.75%	1.40% to 1.56%
American Century VP Value Fund Class I	48,615	$132.29 to $1,330.18	$7,102,333	0.73%	0.60% to 0.75%	4.25% to 4.41%
American Century VP Income and Growth Fund Class I	9,347	$141.60 to $1,453.27	$1,477,346	1.89%	0.60% to 0.75%	3.85% to 4.01%
American Century VP International Fund Class III	8,446	$127.07 to $127.28	$1,073,967	0.89%	0.65% to 0.75%	12.26% to 12.37%
American Century VP Mid Cap Value Fund — Class I	343	$112.66 to $112.74	$38,665	1.18%	0.65% to 0.75%	12.66% to 12.74%	(a)
American Century VP Vista Fund — Class I	144	$114.07 to $114.14	$16,429	0.00%	0.65% to 0.75%	14.07% to 14.14%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	14,308	$108.74 to $1,091.81	$1,804,271	4.39%	0.60% to 0.75%	0.80% to 0.95%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	15,883	$137.04 to $1,377.94	$2,448,698	0.01%	0.60% to 0.75%	11.72% to 11.88%
Janus Aspen International Growth Portfolio Service Shares	5,119	$160.06 to $1,609.46	$1,257,866	1.09%	0.60% to 0.75%	30.96% to 31.15%
Janus Aspen Global Technology Portfolio Service Shares	2,605	$114.32 to $1,149.50	$305,529	0.00%	0.60% to 0.75%	10.72% to 10.88%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Balanced Portfolio Service Shares	5,107	$126.06 to $1,265.66	$795,226	2.05%	0.60% to 0.75%	6.86% to 7.02%
Janus Aspen Risk Managed Core Portfolio Service Shares	743	$157.11 to $1,577.35	$162,396	1.43%	0.60% to 0.75%	10.09% to 10.25%
Janus Aspen International Growth Portfolio Service II Shares	5,838	$149.90 to $150.15	$875,717	1.14%	0.65% to 0.75%	31.03% to 31.16%
Janus Aspen Global Technology Portfolio Service II Shares	1,389	$116.38 to $116.57	$161,721	0.00%	0.65% to 0.75%	10.50% to 10.61%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	36,163	$115.00 to $1,156.38	$4,425,073	0.85%	0.60% to 0.75%	4.32% to 4.47%
Oppenheimer Global Securities Fund VA Initial Class	12,525	$148.17 to $1,489.88	$2,747,732	1.05%	0.60% to 0.75%	13.46% to 13.63%
Oppenheimer Main Street Fund VA Initial Class	19,483	$117.34 to $1,179.93	$2,677,128	1.28%	0.60% to 0.75%	5.19% to 5.34%
Oppenheimer High Income Fund VA Initial Class	5,853	$122.20 to $1,226.86	$794,283	6.19%	0.60% to 0.75%	1.55% to 1.70%
Oppenheimer Main Street Small Cap Fund VA Initial Class	7,147	$178.47 to $1,791.80	$1,488,022	0.00%	0.60% to 0.75%	9.10% to 9.26%
Oppenheimer Global Securities Fund/VA Class III	45,095	$131.66 to $131.88	$5,940,612	0.82%	0.65% to 0.75%	13.49% to 13.60%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	15,003	$150.43 to $1,510.36	$2,540,277	0.08%	0.60% to 0.75%	4.95% to 5.11%
AIM V.I. Capital Appreciation Fund Series I	2,030	$140.98 to $1,415.45	$286,635	0.09%	0.60% to 0.75%	8.02% to 8.19%
AIM V.I. Capital Development Fund Series I	2,102	$161.43 to $1,620.77	$463,965	0.00%	0.60% to 0.75%	8.79% to 8.95%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	19,395	$108.35 to $1,051.64	$2,220,225	2.98%	0.60% to 0.75%	0.54% to 0.69%
Federated American Leaders Fund II Primary Shares	597	$142.38 to $1,429.53	$84,882	2.06%	0.60% to 0.75%	4.24% to 4.40%
Federated Capital Appreciation Fund II Primary Shares	788	$129.31 to $1,298.29	$122,669	1.07%	0.60% to 0.75%	1.15% to 1.31%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	34,003	$177.08 to $1,777.85	$6,889,528	0.86%	0.60% to 0.75%	8.18% to 8.34%
Franklin Rising Dividends Securities Fund Class I	61,187	$139.14 to $1,397.00	$9,574,564	0.96%	0.60% to 0.75%	2.91% to 3.06%
Templeton Foreign Securities Fund Class I	5,324	$170.81 to $1,714.94	$1,603,003	1.31%	0.60% to 0.75%	9.65% to 9.82%
Templeton Developing Markets Securities Fund — Class 3	4,063	$127.41 to $127.49	$517,685	0.07%	0.65% to 0.75%	27.41% to 27.49%	(a)
Templeton Global Income Securities Fund — Class 3	1,674	$98.32 to $98.39	$164,647	1.28%	0.65% to 0.75%	-1.68% to -1.61%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	25,189	$142.55 to $1,431.21	$3,838,046	1.45%	0.60% to 0.75%	4.09% to 4.24%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	12,590	$172.49 to $1,731.84	$2,464,073	0.68%	0.60% to 0.75%	6.12% to 6.28%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	5,019	$129.70 to $1,302.17	$696,805	0.36%	0.60% to 0.75%	3.71% to 3.87%
MFS Value Series Initial Class	14,577	$148.93 to $1,495.29	$2,525,353	0.78%	0.60% to 0.75%	5.87% to 6.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	2,559	$142.40 to $1,429.72	$365,035	1.23%	0.60% to 0.75%	4.44% to 4.60%
Putnam VT International Equity Fund Class IB	885	$163.55 to $1,642.09	$309,159	1.44%	0.60% to 0.75%	11.36% to 11.53%
Putnam VT Voyager Fund Class IB	3,939	$128.99 to $1,295.05	$981,059	0.66%	0.60% to 0.75%	4.91% to 5.06%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	8,568	$137.29	$1,176,354	1.99%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	6,477	$108.74	$704,467	3.25%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	4,203	$124.72	$524,177	7.28%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	7,819	$173.17	$1,353,960	0.78%	0.95%	12.90%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	9,174	$109.10 to $1,095.42	$1,127,287	3.50%	0.60% to 0.75%	3.44% to 3.59%
Van Kampen Emerging Markets Debt Portfolio Class I	1,667	$138.23 to $1,387.79	$365,662	7.53%	0.60% to 0.75%	11.41% to 11.58%
Van Kampen U.S. Real Estate Portfolio Class I	21,075	$202.17 to $2,029.80	$4,713,181	1.18%	0.60% to 0.75%	16.18% to 16.35%
T Rowe Price
T Rowe Price Blue Chip Growth Portfolio — Class II	2,658	$112.59 to $112.66	$299,227	0.28%	0.65% to 0.75%	12.59% to 12.66%	(a)
T Rowe Price Equity Income Portfolio — Class II	8,420	$105.84 to $105.91	$891,372	1.62%	0.65% to 0.75%	5.84% to 5.91%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	564	$100.77 to $100.84	$56,684	2.10%	0.65% to 0.75%	0.77% to 0.84%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	196,949	$268.17 to $7,440.70	148,990,742	1.28%	0.00% to 0.75%	8.93% to 9.75%
Gartmore GVIT Money Market Fund Class IV	271,364	$150.76 to $2,855.40	50,204,139	0.92%	0.00% to 0.75%	0.18% to 0.94%
Gartmore GVIT Government Bond Fund Class IV	80,349	$214.50 to $4,678.58	25,450,982	5.48%	0.00% to 0.75%	2.49% to 3.27%
JP Morgan GVIT Balanced Fund Class IV	68,429	$260.80 to $3,980.82	38,598,170	2.01%	0.35% to 0.75%	7.73% to 8.16%
Gartmore GVIT Mid Cap Growth Fund Class IV	117,490	$403.85 to $6,060.46	71,047,981	0.00%	0.60% to 0.75%	14.47% to 14.64%
Dreyfus GVIT International Value Fund Class IV	125,900	$278.49 to $2,840.40	52,430,593	2.30%	0.60% to 0.75%	19.14% to 19.32%
Gartmore GVIT Growth Fund Class IV	225,104	$91.33 to $922.44	27,251,767	0.33%	0.60% to 0.75%	7.35% to 7.51%
Comstock GVIT Value Fund Class IV	161,859	$127.49 to $1,287.69	28,533,228	1.33%	0.60% to 0.75%	16.54% to 16.72%
Gartmore GVIT Small Company Fund Class IV	182,925	$130.46 to $1,317.73	30,071,390	0.00%	0.60% to 0.75%	18.13% to 18.31%
Gartmore GVIT Small Cap Value Fund Class IV	189,197	$147.05 to $1,485.29	36,643,867	0.00%	0.60% to 0.75%	16.42% to 16.60%
Gartmore GVIT Equity 500 Index Fund Class IV	525,044	$295.12 to $3,002.19	201,807,031	2.71%	0.60% to 0.75%	9.76% to 9.93%
Gartmore GVIT Government Bond Fund Class I	1,934	$105.24	203,502	5.48%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	9,680	$143.06 to $1,446.14	1,391,244	1.75%	0.60% to 0.75%	13.17% to 13.34%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,462	$110.71 to $1,099.50	274,990	1.78%	0.60% to 0.75%	3.87% to 4.03%
Gartmore GVIT Investor Destinations Moderate Fund Class II	40,617	$126.73 to $1,268.97	5,361,774	2.24%	0.60% to 0.75%	8.72% to 8.88%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	48,687	$135.87 to $1,369.11	6,775,636	2.00%	0.60% to 0.75%	11.26% to 11.42%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	7,325	$118.01 to $1,181.05	934,061	2.59%	0.60% to 0.75%	6.36% to 6.52%
Gartmore GVIT Emerging Markets Fund Class I	3,501	$192.22 to $1,927.06	886,108	1.05%	0.60% to 0.75%	19.84% to 20.02%
Dreyfus GVIT Mid Cap Index Fund Class I	11,798	$150.84 to $1,512.21	2,079,725	0.58%	0.60% to 0.75%	14.87% to 15.04%
Federated GVIT High Income Bond Fund Class I	6,739	$120.89 to $1,211.98	1,080,967	7.64%	0.60% to 0.75%	9.27% to 9.44%
Gartmore GVIT Global Financial Services Fund Class I	1,646	$160.77 to $1,611.68	277,605	1.35%	0.60% to 0.75%	20.09% to 20.27%
Gartmore GVIT Global Health Sciences Fund Class I	2,624	$133.99 to $1,343.25	830,411	0.00%	0.60% to 0.75%	7.05% to 7.21%
Gartmore GVIT Global Technology and Communications Fund Class I	1,954	$143.68 to $1,440.41	296,091	0.00%	0.60% to 0.75%	3.53% to 3.69%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	803	$154.23 to $1,546.19	209,397	1.48%	0.60% to 0.75%	29.00% to 29.19%
Gartmore GVIT Small Cap Growth Fund Class I	5,900	$141.45 to $1,418.07	874,492	0.00%	0.60% to 0.75%	12.57% to 12.74%
Gartmore GVIT U.S. Growth Leaders Fund Class I	3,485	$148.81 to $1,491.84	660,354	0.00%	0.60% to 0.75%	11.57% to 11.74%
Van Kampen GVIT Multi Sector Bond Fund Class I	7,900	$111.86 to $1,121.37	1,069,201	4.99%	0.60% to 0.75%	5.74% to 5.90%
Dreyfus GVIT International Value Fund Class III	102,795	$115.61 to $1,157.24	14,007,884	0.85%	0.60% to 0.75%	15.61% to 15.72%	(a)
Gartmore GVIT Emerging Markets Fund Class III	6,238	$118.13 to $118.21	737,078	1.54%	0.65% to 0.75%	18.13% to 18.21%	(a)
Gartmore GVIT Global Financial Services Fund Class III	561	$117.43 to $117.51	65,870	1.35%	0.65% to 0.75%	17.43% to 17.51%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	1,842	$98.95 to $99.02	182,295	0.00%	0.65% to 0.75%	-1.05% to -0.98%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	3,563	$109.01 to $109.08	388,537	0.00%	0.65% to 0.75%	9.01% to 9.08%	(a)
Gartmore GVIT Global Utilities Fund Class III	2,258	$126.69 to $126.77	286,235	1.42%	0.65% to 0.75%	26.69% to 26.77%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	26,566	$287.89 to $4,539.64	12,325,976	0.00%	0.60% to 1.00%	-0.01% to 0.39%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	366,652	$300.72 to $3,059.17	151,069,715	1.53%	0.60% to 0.75%	10.70% to 10.86%
Fidelity VIP Growth Portfolio Initial Class	559,541	$253.87 to $2,582.55	192,438,305	0.27%	0.60% to 0.75%	2.61% to 2.76%
Fidelity VIP High Income Portfolio Initial Class	108,255	$152.33 to $1,597.29	21,748,496	8.62%	0.60% to 0.75%	8.77% to 8.94%
Fidelity VIP Overseas Portfolio Initial Class	164,496	$164.23 to $1,668.81	38,859,321	1.24%	0.60% to 0.75%	12.79% to 12.96%
Fidelity VIP Overseas Portfolio Initial Class R	113,387	$110.99 to $1,111.02	14,497,940	0.00%	0.60% to 0.75%	10.99% to 11.10%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	6,188	$108.63	672,164	2.93%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	5,950	$136.72	813,534	0.52%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	5,452	$128.08	698,296	0.10%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	1,482	$155.86	230,920	0.94%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	2,905	$110.96	322,400	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	157,168	$205.20 to $2,087.47	47,476,280	2.72%	0.60% to 0.75%	4.68% to 4.84%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	192,103	$192.02 to $1,951.14	46,034,857	4.11%	0.60% to 0.75%	3.67% to 3.83%
Fidelity VIP II Contrafund Portfolio Initial Class	371,697	$232.75 to $2,357.96	114,652,659	0.33%	0.60% to 0.75%	14.61% to 14.79%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	36,442	$173.56 to $1,739.97	7,590,164	0.00%	0.60% to 0.75%	23.84% to 24.03%
Fidelity VIP III Value Strategies Portfolio Service Class	11,641	$168.25 to $1,686.75	2,540,271	0.00%	0.60% to 0.75%	13.14% to 13.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,568	$154.65 to $1,571.45	16,075,368	3.63%	0.60% to 0.75%	0.03% to 0.18%
Neuberger Berman AMT Partners Portfolio	186,553	$114.08 to $2,352.19	29,576,931	0.01%	0.60% to 0.75%	18.09% to 18.26%
Neuberger Berman AMT Fasciano Portfolio Class S	5,642	$139.30 to $1,396.50	956,675	0.00%	0.60% to 0.75%	11.04% to 11.21%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	2,424	$141.89 to $1,422.45	378,771	0.00%	0.60% to 0.75%	15.44% to 15.61%
Neuberger Berman AMT Socially Responsive Portfolio	1,499	$138.44 to $1,387.85	322,367	0.00%	0.60% to 0.75%	12.43% to 12.60%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	23,921	$183.19 to $1,861.44	6,542,406	9.29%	0.60% to 0.75%	8.34% to 8.50%
Van Eck Worldwide Hard Assets Fund Initial Class	17,875	$176.44 to $1,792.88	5,244,487	0.41%	0.60% to 0.75%	23.30% to 23.49%
Van Eck Worldwide Emerging Markets Fund Initial Class	93,763	$134.77 to $1,365.32	20,806,544	0.59%	0.60% to 0.75%	24.95% to 25.14%
Van Eck Worldwide Real Estate Fund Initial Class	20,261	$175.29 to $1,770.53	4,739,271	1.57%	0.60% to 0.75%	35.19% to 35.40%
Van Eck Worldwide Bond Fund Class R	15,037	$112.41 to $1,125.19	1,890,358	0.00%	0.60% to 0.75%	12.41% to 12.52%	(a)
Van Eck Worldwide Hard Assets Fund Class R	13,300	$125.22 to $1,253.42	1,942,521	0.00%	0.60% to 0.75%	25.22% to 25.34%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	40,952	$126.65 to $1,267.77	6,224,264	0.00%	0.60% to 0.75%	26.65% to 26.78%	(a)
Van Eck Worldwide Real Estate Fund Class R	13,922	$129.03 to $1,291.57	2,156,401	0.00%	0.60% to 0.75%	29.03% to 29.16%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	240,324	$101.33 to $1,026.62	31,495,575	0.00%	0.60% to 0.75%	15.70% to 15.87%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	160,674	$56.17 to $565.67	9,552,388	0.00%	0.60% to 0.75%	18.27% to 18.44%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	78,790	$109.99 to $1,107.63	9,433,245	0.00%	0.60% to 0.75%	17.34% to 17.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	24,941	$106.64 to $1,070.72	2,879,968	1.89%	0.60% to 0.75%	4.26% to 4.42%
Dreyfus Developing Leaders Portfolio Initial Shares	1,334	$141.85 to $1,422.10	234,394	0.25%	0.60% to 0.75%	10.51% to 10.67%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	17,019	$161.42 to $1,631.90	2,980,808	0.45%	0.60% to 0.75%	20.97% to 21.16%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	41,223	$133.92 to $1,342.56	6,128,241	2.15%	0.60% to 0.75%	9.81% to 9.98%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	4,861	$114.35 to $1,148.13	725,999	0.58%	0.60% to 0.75%	14.07% to 14.24%
American Century VP Ultra Fund Class I	13,059	$109.99 to $1,104.35	1,521,673	0.00%	0.60% to 0.75%	9.85% to 10.01%
American Century VP Value Fund Class I	33,418	$126.89 to $1,274.03	4,856,439	0.98%	0.60% to 0.75%	13.48% to 13.65%
American Century VP Income and Growth Fund Class I	8,225	$136.35 to $1,397.29	1,220,343	1.09%	0.60% to 0.75%	12.15% to 12.32%
American Century VP International Fund Class III	5,088	$113.19 to $113.27	576,126	0.00%	0.65% to 0.75%	13.19% to 13.27%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	10,112	$107.88 to $1,081.48	1,163,323	3.32%	0.60% to 0.75%	5.02% to 5.18%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	12,839	$122.66 to $1,231.57	1,706,618	0.03%	0.60% to 0.75%	17.09% to 17.26%
Janus Aspen International Growth Portfolio Service Shares	5,556	$122.23 to $1,227.17	717,229	0.84%	0.60% to 0.75%	17.8% to 17.98%
Janus Aspen Global Technology Portfolio Service Shares	3,169	$103.25 to $1,036.66	354,583	0.00%	0.60% to 0.75%	-0.19% to -0.04%
Janus Aspen Balanced Portfolio Service Shares	4,775	$117.97 to $1,182.65	776,451	2.32%	0.60% to 0.75%	7.48% to 7.65%
Janus Aspen Risk Managed Core Portfolio Service Shares	487	$142.71 to $1,430.7	102,404	1.99%	0.60% to 0.75%	16.59% to 16.76%
Janus Aspen International Growth Portfolio Service II Shares	2,868	$114.40 to $114.47	328,151	0.64%	0.65% to 0.75%	14.4% to 14.47%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	725	$105.32 to $105.39	76,312	0.00%	0.65% to 0.75%	5.32% to 5.39%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	30,951	$110.25 to $1,106.88	3,670,077	0.23%	0.60% to 0.75%	6.14% to 6.3%
Oppenheimer Global Securities Fund VA Initial Class	14,246	$130.60 to $1,311.22	2,469,922	1.40%	0.60% to 0.75%	18.27% to 18.45%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Main Street Fund VA Initial Class	16,479	$111.56 to $1,120.07	2,255,655	0.77%	0.60% to 0.75%	8.64% to 8.8%
Oppenheimer High Income Fund VA Initial Class	4,614	$120.33 to $1,206.31	637,680	4.83%	0.60% to 0.75%	8.15% to 8.31%
Oppenheimer Main Street Small Cap Fund VA Initial Class	5,183	$163.58 to $1,639.87	1,029,299	0.00%	0.60% to 0.75%	18.53% to 18.71%
Oppenheimer Global Securities Fund/VA Class III	25,810	$116.02 to $116.09	2,995,079	0.00%	0.65% to 0.75%	16.02% to 16.09%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	17,298	$143.34 to $1,436.99	2,690,650	0.00%	0.60% to 0.75%	10.24% to 10.41%
AIM V.I. Capital Appreciation Fund Series I	720	$130.51 to $1,308.34	94,116	0.00%	0.60% to 0.75%	5.83% to 5.99%
AIM V.I. Capital Development Fund Series I	2,451	$148.39 to $1,487.61	431,652	0.00%	0.60% to 0.75%	14.64% to 14.81%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	11,823	$104.35 to $1,044.40	1,371,751	3.27%	0.60% to 0.75%	2.85% to 3.00%
Federated American Leaders Fund II Primary Shares	467	$136.59 to $1,369.34	63,671	1.22%	0.60% to 0.75%	8.96% to 9.12%
Federated Capital Appreciation Fund II Primary Shares	835	$127.83 to $1,281.55	106,720	0.48%	0.60% to 0.75%	6.59% to 6.75%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	22,889	$163.69 to $1,641.03	4,509,111	0.24%	0.60% to 0.75%	23.16% to 23.35%
Franklin Rising Dividends Securities Fund Class I	42,426	$135.21 to $1,355.47	6,747,251	0.59%	0.60% to 0.75%	10.42% to 10.58%
Templeton Foreign Securities Fund Class I	5,670	$155.77 to $1,561.64	1,342,404	1.34%	0.60% to 0.75%	17.98% to 18.16%
Franklin Templeton Variable Insurance Products Trust:
AllianceBernstein Growth and Income Portfolio Class A	18,410	$136.96 to $1,372.98	2,915,703	0.87%	0.60% to 0.75%	10.63% to 10.80%
AllianceBernstein Small Cap Value Portfolio Class A	8,356	$162.55 to $1,629.57	1,562,996	0.22%	0.60% to 0.75%	18.41% to 18.59%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	4,011	$125.06 to $1,253.71	550,065	0.00%	0.60% to 0.75%	8.37% to 8.53%
MFS Value Series Initial Class	14,385	$140.68 to $1,410.33	2,339,582	0.45%	0.60% to 0.75%	14.32% to 14.49%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	1,191	$136.34 to $1,366.84	165,116	1.01%	0.60% to 0.75%	10.28% to 10.45%
Putnam VT International Equity Fund Class IB	955	$146.87 to $1,472.35	297,222	1.70%	0.60% to 0.75%	15.33% to 15.50%
Putnam VT Voyager Fund Class IB	2,733	$122.96 to $1,232.65	777,349	0.21%	0.60% to 0.75%	4.25% to 4.40%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	6,172	$133.09	821,499	1.24%	0.95%	12.25%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Vanguard Total Bond Market Index Portfolio	4,128	$107.20	442,482	3.52%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	3,298	$122.54	404,091	4.53%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	4,286	$153.38	657,363	0.48%	0.95%	19.18%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	4,885	$105.48 to $1,057.43	579,942	3.75%	0.60% to 0.75%	3.59% to 3.74%
Van Kampen Emerging Markets Debt Portfolio Class I	1,732	$124.06 to $1,243.75	270,709	6.72%	0.60% to 0.75%	9.24% to 9.40%
Van Kampen U.S. Real Estate Portfolio Class I	14,908	$174.02 to $1,744.52	2,902,313	1.53%	0.60% to 0.75%	35.38% to 35.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximim ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

PART C
OTHER INFORMATION

Item 26.  Exhibits

(a)	Board of Directors Resolutions

1.
Resolution adopted by the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, and Provident Mutual Variable Zero Coupon Bond Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

2.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Aggressive Growth Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

3.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable International Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

4.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

5.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

6.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Reorganization of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account, Provident Mutual Variable Separate Account. Incorporated herein by reference to Post-Effective Amendment No. 1, filed on April 25, 2000, File No. 333-71763.

7.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company authorizing the filing of Registration Statements and Post-Effective Amendments. Incorporated herein by reference to the Initial Filing of the Registration Statement, filed on April 5, 2001, File No. 333-58308.

8.
Resolution of the Board of Directors of Nationwide Life Insurance Company of America Approving Creation of Additional Subaccounts of Nationwide Provident VLI Separate Account 1. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

(b)	Custodian Agreements. Not applicable.

(c)	Underwriting Contracts

1.
Underwriting Agreement among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, Nationwide Investment Services Corporation, and Nationwide Provident Variable Separate Accounts .  Incorporated herein by reference to Post-Effective Amendment No. 32, filed on April 29, 2009, File No. 33-2625.

2.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

3.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

4.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

5.	Amendment to Underwriting Agreement. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

6.	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. Attached hereto.

7.	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. Attached hereto.

(d)	Contracts

1.	Modified Premium Variable Life Insurance Policy Forms (C111, C111A, C112 & C112A). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

2.	Disability Waiver of Premium Rider – at issue (C545). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

3.	Disability Waiver of Premium Rider – after issue (C550). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

4.	Guaranteed Purchase Option Rider (C645). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

5.	Variable Loan Interest Rate Rider (C744VL). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

6.	Qualify as part of Section 403(b) Rider (C827). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

7.	Accelerated Death Benefit Rider (C/D904). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

8.	Change from Fixed to Variable Loan Interest Rate Rider (14918VL). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

9.	Increasing Death Benefit Rider (C310). Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

10.
Form of Illustrations of Death Benefits, Cash Surrender Values and Accumulated Premiums.  Opinion and Consent of James Bernstein, Esquire. Incorporated herein by reference to Post-Effective Amendment No. 21, filed on April 23, 2001, File No. 33-2625.

(e)	Applications

1.	Form of Application. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

2.	Supplemental Application for Modified Premium. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

3.	Initial Allocation Selection. Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

(f)	Depositor’s Certificate of Incorporation and By-Laws

1.	Amended Articles of Incorporation for Nationwide Life Insurance Company. Attached hereto

2.	Amended and Restated Code of Regulations of Nationwide Life Insurance Company. Attached hereto.

3.	Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. Attached hereto.

(g)	Reinsurance Contracts

1.	Single Life Permanent Pool (ERC). Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

2.	Single Life Permanent Pool (RGA). Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

3.
Automatic and Facultative YRT Reinsurance Agreement between Provident Mutual Life Insurance Company, Provident Mutual Life and Annuity Company of America, and RGA Reinsurance Company. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

4.
Addendum to the Automatic and Facultative Reinsurance Agreement between Provident Mutual Life Insurance Company, Providentmutual Life and Annuity Company of America, and RGA Reinsurance Company. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

5.
Automatic Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and Phoenix Home Life Mutual Insurance Company. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

6.
Amendment Number 3 to the Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and ERC Life Reinsurance Corporation. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

7.
Amendment Number 4 to the Reinsurance Agreement No. 2727 between Provident Mutual Life Insurance Company and ERC Life Reinsurance Corporation. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

8.
Automatic Yearly Renewable Term Reinsurance Agreement No. P226-105 between Provident Mutual Life Insurance Company and General & Cologne Life Re of America. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

9.
Automatic Yearly Renewable Term Reinsurance Agreement No. P226-106 between Provident Mutual Life Insurance Company and General & Cologne Life Re of America. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

10.
YRT Agreement No. 5918-14 between Provident Mutual Life Insurance Company and AUSA Life Insurance Company, Inc. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

11.
YRT Agreement No. 5918-15 between Provident Mutual Life Insurance Company and AUSA Life Insurance Company, Inc. Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on December 16, 2002, File No. 333-98629.

(h)	Participation Agreements.

1.
Fund Participation Agreement with Fred Alger Management, Inc. and Fred Alger & Company, Inc., dated October 1, 2003.  Incorporated herein by reference to corresponding exhibits to post-effective amendment number 10 to the Form N-4 registration statement (File No. 333-105992) for Nationwide Life Insurance Company, filed on April 18, 2008.

2.
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.  Incorporated herein by reference to Pre-Effective Amendment no. 1, filed on July 17, 2007, File No. 333-140608.

3.
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended.  Incorporated herein by reference to Pre-Effective Amendment no. 1, filed on July 17, 2007, File No. 333-140608.

4.
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006.  Incorporated herein by reference to Pre-Effective Amendment no. 1, filed on July 17, 2007, File No. 333-140608.

5.
Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended.  Incorporated herein by reference to Pre-Effective Amendment no. 3, filed on September 27, 2007, File No. 333-137202.

(i)	Administrative Contracts. Not applicable.

(j)	Other Material Contracts. Not applicable.

(k)	Legal Opinion. Opinion and Consent of Jamie R. Casto, Esquire. Attached hereto.

(l)	Actuarial Opinion. Not applicable.

(m)	Calculations. Not applicable.

(n)	Other Opinions

1.	Consent of Independent Registered Public Accounting Firm. Attached hereto.

(o)	Omitted Financial Statements. Not applicable.

(p)	Initial Capital Agreements. Not applicable.

(q)
Redeemability Exemption.  Description of Nationwide Life Insurance Company of America’s Issuance, Transfer and Redemption Procedures for Policies. Incorporated herein by reference to Post-Effective Amendment No. 20, filed on April 25, 2000, File No. 33-2625.

(99)	Power of Attorney. Attached hereto.

Item 27.                 Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Chief Investment Officer	Gail G. Snyder
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Associate Services	Robert J. Puccio
Senior Vice President-Business Transformation Office	Gregory S. Moran
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Litigation Counsel	Randolph C. Wiseman
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO IT Infrastructure	Robert J. Dickson
Senior Vice President-Customer Insight/Analytic	Paul D. Ballew
Senior Vice President-Customer Relationships	David R. Jahn
Senior Vice President-Division General Counsel	Roger A. Craig
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Division General Counsel	Sandra L. Neely
Senior Vice President-Government Relations	Jeffrey D. Rouch
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Individual Investments Business Head	Eric S. Henderson
Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato
Senior Vice President-PCIO Information Technology	Srinivas Koushik
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-CIO NF Systems	Susan Gueli
Senior Vice President-NFN Retail Distribution	Michael A. Hamilton
Senior Vice President-Non-Affiliated Sales	John L. Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President – NW Retirement Plans	Anne L. Arvia
Senior Vice President-President-Nationwide Funds Group	Michael S. Spangler
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Human Resources	Kim R. Geyer
Senior Vice President-Marketing Services	Jennifer M. Hanley
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Senior Vice President-Property and Casualty/Farm Product Pricing	James R. Burke
Senior Vice President	Kai V. Monahan
Senior Vice President	Matthew Jaunchius
Director	Stephen S. Rasmussen

Principal business address is One Nationwide Plaza, Columbus, OH 43215.

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.

*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio		The company acts as an investment holding company.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa		The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Atlantic Insurance Company	Texas		The company operates as a multi-line insurance company.
Audenstar Limited	England		The company is an investment holding company.
Champions of the Community, Inc.	Ohio		The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and various other commercial liability coverages in Texas.
Crestbrook Insurance Company*	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
DVM Insurance Agency, Inc.	California		The company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Better Health, Inc. (fka Future Health Holding Company)	Maryland		The company provides population health management.
Gates, McDonald & Company*	Ohio		The company provides services to employers for managing workers’ and unemployment compensation matters and employee leave administration.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus Inc.	Ohio		The company provides medical management and cost containment services to employers.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company is an investment company.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England		This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as an investment holding company.
Nationwide Asset Management, LLC	Ohio		The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Bank*	United States
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health Holding Company (fka Nationwide Better Health, Inc.)	Ohio		The company provides health management services.
Nationwide Cash Management Company	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance.
Nationwide Document Solutions, Inc.	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware		The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware		The company is a limited purpose broker-dealer.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware		The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Funds	Luxembourg
The exclusive purpose of the Company is to invest the funds available to it in transferable securities and other assets permitted by law with the aim of spreading investment risks and affording its shareholders the results of the management of its assets.

Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc.	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company is an independent agency personal lines underwriter of property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business, except life insurance.
Nationwide International Underwriters	California		The company is a special risks, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Company of America**	Delaware		The company provides individual variable and traditional life insurance and other investment products. The company also maintains blocks of individual variable and fixed annuities products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania
The company is a financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The Company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Lloyds	Texas		The company markets commercial and property insurance in Texas.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing, education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware		The trust acts as a registered investment advisor.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC	Delaware		The company has deregistered as an investment advisor and acts as a holding company.
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The Company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Newhouse Capital Partners, LLC	Delaware		The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware		The company is an investment holding company.
Newhouse Special Situations Fund I, LLC	Delaware		The company is currently inactive.
NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.’s distribution companies.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NWD Asset Management Holdings, Inc.	Delaware		The company is an investment holding company.
NWD Investment Management, Inc.	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

NWM Merger, Sub Inc.	Delaware		This company was merged with and into Nationwide Financial Services, Inc. on January 1, 2009 as part of the acquisition of the publicly held shares of Nationwide Financial Services, Inc.
Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		The company is an insurance agency.
Privilege Underwriters, Inc.	Florida		The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida		The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida		The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida		The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas		The company is a technology company that facilitates third-party money management services for registered investment advisors.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware		The company is an insurance company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

NATIONWIDE®

NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY) OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE) OH
FARMLAND MUTUAL INSURANCE COMPANY Guaranty Fund Certificate Casualty IA
NATIONWIDE FOUNDATION MEMBERSHIP NONPROFIT CORPORATION OH
CHAMPIONS OF THE COMMUNITY, INC. NONPROFIT CORPORATION OH
NATIONWIDE CORPORATION Common Stock: 13,642,432 Shares Casualty-95.2% Fire-4.8% (See Page 2) OH
RETENTION ALTERNATIVES, LTD. Common Stock: 120,000 Shares Fire–100% BER
ALLIED GROUP, INC. (AGI) Common Stock 850 Share Casualty-100% IA
SCOTTSDALE INSURANCE COMPANY (SIC) Common Stock: 30,136 Shares Casualty–100% OH
THI HOLDINGS DELAWARE, INC. (THI) Common Stock: 100 Shares Casualty-100% DE
ATLANTIC FLORIDIAN INSURANCE COMPANY Common Stock: 5,000 Shares Casualty–100% OH
CRESTBROOK INSURANCE COMPANY Common Stock: 52,000 Shares Casualty–100% OH
NATIONAL CASUALTY COMPANY (NC) Common Stock: 100 Shares Casualty–100% WI
NCC OF AMERICA, LTD. (INACTIVE) Common Stock: 300,000 Shares NC–100% G.B.
NATIONWIDE AFFINITY INSURANCE COMPANY OF AMERICA Common Stock: 500,000 Shares Casualty–100% OH
NATIONWIDE AGRIBUSINESS INSURANCE COMPANY Common Stock: 949,992 Shares Casualty–100% Other Capital: Casualty–Ptd. IA
NATIONWIDE ASSURANCE COMPANY (ASSURANCE) Common Stock: 1,750 Shares Casualty–100% WI
NATIONWIDE GENERAL INSURANCE COMPANY Common Stock: 20,000 Shares Casualty–100% OH
NATIONWIDE INDEMNITY COMPANY (NW INDEMNITY) Common Stock: 28,000 Shares Casualty–100% OH
NATIONWIDE INSURANCE COMPANY OF FLORIDA Common Stock: 10,000 Shares Casualty–100% OH
NATIONWIDE LLOYDS A TEXAS LLOYDS TX
NATIONWIDE PROPERTY AND CASUALTY INSURANCE COMPANY Common Stock: 60,000 Shares Casualty–100% OH
SCOTTSDALE INDEMNITY COMPANY Common Stock: 50,000 Shares Casualty–100% OH
AMERICAN MARINE UNDERWRITERS, INC. Common Stock: 20 Shares Casualty–100% FL
INSURANCE INTERMEDIARIES, INC. (III) Common Stock: 1,615 Shares Casualty–100% OH
NATIONWIDE EXCLUSIVE AGENT RISK PURCHASING GROUP, LLC III-100% OH
LONE STAR GENERAL AGENCY, INC. Common Stock: 1,000 Shares Casualty–100% TX
COLONIAL COUNTY MUTUAL INSURANCE COMPANY Surplus Debentures: Assurance Lone Star TX
NATIONWIDE INTERNATIONAL UNDERWRITERS Common Stock: 1,000 Shares Casualty–100% CA
NATIONWIDE REALTY SERVICES, LTD. Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE ARENA LLC Casualty–90% OH
NATIONWIDE MUTUAL CAPITAL, LLC (Mutual Cap) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE MUTUAL CAPITAL 1, LLC (NMC) Class A Units Mutual Cap–99.85% DE
NMC CPC WT INVESTMENT, LLC Class A Units NMC - 100% Class B Units None Class C Units NMC 100% DE
NATIONWIDE PRIVATE EQUITY FUND, LLC Casualty–100% OH
NATIONWIDE SERVICES COMPANY, LLC (NSC) Single Member Limited Liability Company Casualty–100% OH
NATIONWIDE PROPERTY PROTECTION SERVICES, LLC. NSC–100% OH
NATIONWIDE REALTY INVESTORS, LTD Casualty–95% NW Indemnity–5% OH
NATIONWIDE ASSET MANAGEMENT, LLC Casualty–100% OH
NATIONWIDE CASH MANAGEMENT COMPANY Common Stock: 100 Shares Casualty–100% OH
1492 CAPITAL, LLC (1492) Casualty–100% OH
PRIVILEGE UNDERWRITERS, INC. (PUI) 1492–22.7% FL
PURE RISK MANAGEMENT, LLC (PRM) PUI–100% FL
PURE INSURANCE COMPANY PUI–100% FL
PRIVILEGE UNDERWRITERS RECIPROCAL EXCHANGE FL
ALLIED PROPERTY AND CASUALTY INSURANCE COMPANY (ALLIED P & C) Common Stock: 300,000 Shares AGI–100% IA
AMCO INSURANCE COMPANY (AMCO) Common Stock: 300,000 Shares AGI–100% IA
ALLIED GENERAL AGENCY COMPANY Common Stock: 5,000 Shares AMCO–100% IA
ALLIED TEXAS AGENCY, INC. Common Stock: 1,000 Shares AMCO–100% TX
DEPOSITORS INSURANCE COMPANY (DEPOSITORS) Common Stock: 300,000 Shares AGI–100% IA
NATIONWIDE INSURANCE COMPANY OF AMERICA Common Stock: 12,500 Shares AGI–100% WI
PREMIER AGENCY, INC. Common Stock: 100,000 Shares AGI–100% IA
NATIONWIDE SALES SOLUTIONS, INC. Common Stock: 20,000 Shares AGI–100% IA
NATIONWIDE ADVANTAGE MORTGAGE COMPANY (NAMC) Common Stock: 333,837 Shares AMCO –87.3% Allied P&C –8.47% Depositors –4.23% IA
AGMC REINSURANCE, LTD. Common Stock: 11,000 Shares NAMC–100% T & C
SCOTTSDALE SURPLUS LINES INSURANCE COMPANY Common Stock: 10,000 Shares SIC–100% AZ
WESTERN HERITAGE INSURANCE COMPANY Common Stock: 4,776,076 Shares SIC–100% AZ
FREEDOM SPECIALTY INSURANCE COMPANY Common Stock: 250,000 Shares SIC–100% OH
VETERINARY PET INSURANCE CO. (VPI) Common Stock: 5,821,543 Shares SIC–100% CA
DVM INSURANCE AGENCY, INC. VPI–100% CA
V.P.I. SERVICES INC. VPI–100% CA
TITAN INDEMNITY COMPANY (TITAN) Common Stock: 4,319,951 Shares THI-100% TX
TITAN INSURANCE COMPANY (TITAN INSURANCE) Common Stock: 1,000,000 Shares Titan-100% MI
WHITEHALL HOLDINGS, INC. (WHITEHALL) Common Stock: 1,000 Shares THI-100% TX
TITAN AUTO INSURANCE OF NEW MEXICO, INC. Common Stock: 1,000 Shares Whitehall-100% NM
WI OF FLORIDA, INC. Common Stock: 100 Shares Whitehall-100% FL
TITAN INSURANCE SERVICES, INC. (TITAN SERVICES) Common Stock: 1 Share Whitehall-100% TX
VICTORIA FIRE & CASUALTY COMPANY (VICTORIA FIRE) Common Stock: 1,600 Shares THI-100% OH
VICTORIA AUTOMOBILE INSURANCE COMPANY Common Stock: 1,600 Shares Victoria Fire-100% IN
VICTORIA NATIONAL INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SELECT INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
VICTORIA SPECIALTY INSURANCE COMPANY Common Stock: 1,000 Shares Victoria Fire-100% OH
Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line
September 30, 2009
Page 1

(Casualty, Fire and insurance related subsidiaries)

NATIONWIDE®

FARMLAND MUTUAL INSURANCE COMPANY
Guaranty Fund Certificate
Casualty
IA
NATIONWIDE MUTUAL INSURANCE COMPANY (CASUALTY)
(See Page 1)
OH
NATIONWIDE MUTUAL FIRE INSURANCE COMPANY (FIRE)
(See Page 1)
OH
NATIONWIDE CORPORATION (NW CORP)
Common Stock: 13,642,432 Shares
Casualty-95.2%
Fire-4.8%
OH
NATIONWIDE GLOBAL HOLDINGS, INC. (NGH)
Common Stock: 1 Share
NW Corp.-100%
OH
NWD MANAGEMENT & RESEARCH TRUST (NWD Manage)
NW Corp.-100%
DE
NATIONWIDE ASSET MANAGEMENT HOLDINGS
NWD Manage - 99.99%
Corp. - .01%
G.B.
AUDENSTAR LIMITED (AL)
NWD Manage - 100%
G.B.
RIVERVIEW INTERNATIONAL GROUP, INC. (RIG)
NWD Manage - 79%
AL - 21%
DE
NATIONWIDE SA CAPITAL TRUST (NSA)
DELAWARE BUSINESS TRUST
DE
NWD INVESTMENT MANAGEMENT, INC. (NWD Invest)
Common Stock: 958,750 Shares
NWD Manage-100%
Preferred Stock: 500,000 Shares
NWD Manage-100%
DE
NEWHOUSE CAPITAL PARTNERS, LLC
NWD Invest -19%
Casualty-70%
Fire-10%
DE
NATIONWIDE SEPARATE ACCOUNTS, LLC
NSA-100%
DE
NATIONWIDE EMERGING MANAGERS, LLC (NEM)
NSA-100%
DE
NWD ASSET MANAGEMENT HOLDINGS, INC. (NAMHI)
NSA-100%
DE
NATIONWIDE GLOBAL VENTURES, INC. (NGV)
NAMHI-100%
DE
NEWHOUSE CAPITAL PARTNERS II, LLC
NGV-99%
DE
NWD MGT LLC (NWDMGT)
NAMHI - 100%
DE
NATIONWIDE GLOBAL FUNDS
LUXEMBOURG SICAV
LUX
NATIONWIDE BETTER HEALTH HOLDING COMPANY (NBHH)
Common Stock: 100 Shares
NW Corp-100%
OH
NATIONWIDE BETTER HEALTH, INC.
NBHH-100%
MD
GATES, MCDONALD & COMPANY (GATES)
Common Stock: 254 Shares
NBHH-100%
OH
GATESMCDONALD & COMPANY OF NEW YORK, INC.
Common Stock: 3 Shares
Gates-100%
NY
GATESMCDONALD HEALTH PLUS, INC.
Common Stock: 200 Shares
Gates-100%
OH
NATIONWIDE FINANCIAL SERVICES, INC. (NFS)
Common Stock: 91,778,717 Shares
NW Corp.-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY (NW LIFE)
Common Stock: 3,814,779 Shares
NFS-100%
OH
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY (NLAIC)
Common Stock: 66,000 Shares
NW Life-100%
OH
NATIONWIDE INVESTMENT SERVICES CORPORATION
Common Stock: 5,000 Shares
NW Life-100%
OK
NATIONWIDE FINANCIAL ASSIGNMENT COMPANY
Common Stock: 100 Shares
NW Life-100%
OH
NATIONWIDE COMMUNITY DEVELOPMENT CORP., LLC
Units:
NW Life-67%
NW Indemnity-33%
OH
NATIONWIDE INVESTMENT ADVISORS, LLC
NW Life-100%
OH
NATIONWIDE FINANCIAL SERVICES CAPITAL TRUST
Preferred Stock:
NFS-100%
DE
NF REINSURANCE, LTD
Common Stock: 250,000 Shares
NFS-100%
BER
NATIONWIDE FUND ADVISORS
Common Stock: 250,000 Shares
DELAWARE BUSINESS TRUST
DE
REGISTERED INVESTMENT ADVISORS SERVICES, INC.
NFS-100%
TX
NATIONWIDE BANK
Common Stock: 2,800,000 Shares
NFS-100%
FED
NATIONWIDE FINANCIAL STRUCTURED PRODUCTS, LLC
NFS-100%
OH
PENSION ASSOCIATES, INC.
Common Stock: 1,000 Shares
NFS-100%
WI
TBG DANCO INSURANCE SERVICES CORPORATION
NFS-69%
CA
NATIONWIDE RETIREMENT SOLUTIONS, INC. (NRS)
Common Stock: 236,494 Shares
NFSDI-100%
DE
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF ARIZONA
Common Stock: 1,000 Shares
NRS-100%
AZ
NATIONWIDE RETIREMENT SOLUTIONS, INS. AGENCY, INC.
Common Stock: 1,000 Shares
NRS-100%
MA
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF OHIO
Common Stock: 100 Shares
OH
NATIONWIDE RETIREMENT SOLUTIONS, INC. OF TEXAS
Common Stock: 1,000 Shares
TX
NFS DISTRIBUTORS, INC. (NFSDI)
Common Stock: 100 Shares
NFS-100%
DE
NATIONWIDE FUND MANAGEMENT LLC
Common Stock: 5 Shares
NFSDI-100%
DE
NATIONWIDE FUND DISTRIBUTORS LLC
Common Stock: 10,000 Shares
NFSDI-100%
DE
NATIONWIDE FINANCIAL INSTITUTION DISTRIBUTORS AGENCY, INC. (NFIDAI)
Common Stock: 1,000 Shares
NFSDI-100%
DE
NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA (NLICA)
NFS-100%
PA
NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
Common Stock: 250,000 Shares
NLICA - 100%
DE
NATIONWIDE PROVIDENT HOLDING COMPANY (NPHC)
Common Stock: 3,000 Shares
NLICA - 100%
PA
NATIONWIDE SECURITIES, LLC
NPHC - 100%
DE
1717 BROKERAGE SERVICES, INC. (BSI)
Common Stock: 1,000 Shares
NPHC - 100%
PA

Subsidiary Companies — Solid Line
Contractual Association = Double Line
Limited Liability Company -- Dotted Line

(Nationwide Corp. subsidiaries)

September 30, 2009

Page 2

Item 29.  Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide Life Insurance Company’s Amended and Restated Code of Regulations provides for indemnification by Nationwide Life Insurance Company of any person who, because such person is or was a director, officer or employee of Nationwide Life Insurance Company was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding.

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Although Nationwide Life Insurance Company is of the opinion that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted, Nationwide Life Insurance Company has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide Life Insurance Company for liabilities arising under the Securities Act of 1933 (“Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide Life Insurance Company and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide Life Insurance Company will not be required to seek the court’s determination if, in the opinion of Nationwide Life Insurance Company’s counsel, the matter has been settled by controlling precedent.

Item 30.  Principal Underwriter

(a)	Nationwide Investment Services Corporation (“NISC”) serves as principal underwriter and general distributor for the following separate investment accounts of NLIC or its affiliates:

MFS Variable Account	Nationwide VLI Separate Account
Multi-Flex Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account	Nationwide VLI Separate Account-3
Nationwide Variable Account-II	Nationwide VLI Separate Account-4
Nationwide Variable Account-3	Nationwide VLI Separate Account-5
Nationwide Variable Account-4	Nationwide VLI Separate Account-6
Nationwide Variable Account-5	Nationwide VLI Separate Account-7
Nationwide Variable Account-6	Nationwide VL Separate Account-C
Nationwide Variable Account-7	Nationwide VL Separate Account-D
Nationwide Variable Account-8	Nationwide VL Separate Account-G
Nationwide Variable Account-9	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-10	Nationwide Provident VA Separate Account A
Nationwide Variable Account-11	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VLI Separate Account A
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C
Nationwide VA Separate Account-D

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Senior Vice President, Treasurer and Director	James D. Benson
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Financial Systems & Treasury Services and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Secretary	Mark E. Hartman
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
 One Nationwide Plaza, Columbus, Ohio 43215

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31.  Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.  Management Services

All management contracts are discussed in Part A or Part B.

Item 33.  Fee Representation

Nationwide Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Nationwide Provident VLI Separate Account 1, has caused this Registration Statement to be signed on its behalf in the City of Columbus and the State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /s/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act, the registration statement has been signed below by the following persons in the capacities indicated on this 31st day of December, 2009.
KIRT A. WALKER
Kirt A. Walker, President, Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, President, Chief Operating Officer, and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By: /s/JAMIE R. CASTO
Jamie R. Casto
Attorney-in-Fact